UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

MANAGEMENT REPORT			1
Independent Auditors' Report			12
Financial Statements
Balance Sheets			14
Income Statements			18
Statements of Changes in Stockholders' Equity			19
Statements of Cash Flows			20
Statements of Value Added			21
Notes to the Financial Statements
Note	1	. General Information	22
Note	2	. Presentation of Financial Statements	22
Note	3	. Significant Accounting Practices	23
Note	4	. Cash and Cash Equivalents	28
Note	5	. Interbank Investments	28
Note	6	. Securities and Derivatives Financial Instruments	29
Note	7	. Interbank Accounts	42
Note	8	. Loan Portfolio and Allowance for Loan Losses	43
Note	9	. Foreign Exchange Portfolio	46
Note	10	. Trading Account	47
Note	11	. Tax Credits	47
Note	12	. Other Receivables - Other	49
Note	13	. Dependence Information and Foreign Subsidiary	49
Note	14	. Investments in Affiliates and Subsidiaries	51
Note	15	. Fixed Assets	56
Note	16	. Intangibles	56
Note	17	. Money Market Funding and Borrowings and Onlendings	57
Note	18	. Tax and Social Security	60
Note	19	. Subordinated Debts	61
Note	20	. Other Payables - Other	62
Note	21	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	62
Note	22	. Stockholders’ Equity	67
Note	23	. Operational Ratios	68
Note	24	. Related Parties	69
Note	25	. Income from Services Rendered and Banking Fees	76
Note	26	. Personnel Expenses	76
Note	27	. Other Administrative Expenses	76
Note	28	. Tax Expenses	76
Note	29	. Other Operating Income	77
Note	30	. Other Operating Expenses	77
Note	31	. Non-Operating Results	78
Note	32	. Income Tax and Social Contribution	78
Note	33	. Employee Benefit Plans - Post-Employment Benefits	78
Note	34	. Risk Management Structure	89
Note	35	. Corporate Restructuring	93
Note	36	. Subsequent Event	94
Note	37	. Other Information	96
Executive’s Report of Financial Statements			97
Executive’s Report of Independent Auditors' Report			98
Summary of the Audit Committee Report			99

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES MANAGEMENT REPORTS

Dear Stockholders:

We present herein the Management Reports to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the year ended December 31, 2013, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended December 31, 2013 will be released within the statutory period, at the website www.santander.com.br/ri.

• Macroeconomic Environment

Economic activity remained moderate, albeit better than in 2012. Third quarter GDP, according to the latest figures released in December, grew by 2.2% over the same period in 2012, below the 3.3% YoY recorded in the previous quarter. Investments rose 7.3% YoY, driven mainly by a buildup in inventories and favored by the depressed basis of comparison in 2012. Household consumption expanded by 2.3% in the same period. On the supply side, the main highlight was the 2.2% YoY growth in services. Industry maintained the positive behavior, expanding 1.9% YoY, but lower than the 2.7% observed in the previous quarter. Agricultural GDP fell by 1.0% in 3Q13 over the same period in the previous year, chiefly due to the performance of certain crops (proportionally greater drop in output from the 2013 harvest vis-à-vis planted area).

Consumer prices, measured by the IPCA index, increased by 5.91% in the 12 months through December, higher than the 5.84% observed in 2012. Services continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices. In this context, the Central Bank’s Monetary Policy Committee (Copom) maintained the tightening of the monetary policy, which started in April of 2013, and hiked the basic interest rate (Selic) to 10.5% p.a. at its January 15th meeting. This is already impacting bank lending rates. In November, the average non-earmarked rate for loans to individuals stood at 38.5% p.a. versus 34.7% p.a. in November 2012.

Outstanding credit grew 14.5% YoY in the 12 months through November, reaching R$2.65 trillion, or 55.6% of GDP, still driven by mortgage lending, which grew by 34.2% YoY in the same period, well above the other credit lines.
The fragile global scenario is still weighing on Brazilian exports, which dropped by 0.2% YoY in 2013 while imports rose 7.4% in the year, lowering the trade surplus to US$2.5 billion from US$19.4 billion in 2012. The current account deficit amounted to US$81.1 billion in the 12 months ending in November, while foreign direct investments (FDI) totaled US$62.8 billion. The exchange rate ended 2013 at R$2.34/US$, due to higher volatility as a result of changes in the monetary policy in the United States of America. The Brazilian Central Bank took measures, through auctions of FX swap contracts, were instrumental for restraining FX volatility.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, but non-recurring revenues helped maintaining the primary budget at a surplus of 2.2% of GDP in the 12 months through November. In the same period, public sector borrowing requirement reached 3.0% of GDP, slightly below the 3.3% recorded in September 2013. The net public sector debt closed November at 33.9% of GDP, 0.8 p.p. below the September level. Gross public debt reached 58.5% of GDP in the same period.

Performance

1. Net Income

The Banco Santander presented in the year ended December 31, 2013 a consolidated net income of R$2,107 million, compared to R$2,726 million in the same period of 2012. Excluding amortization expense of goodwill of R$3,637 million in the years ended in December, 2013 and 2012, the net income in the year is R$5,744 million and R$6,363 million,respectively.

The consolidated result with loans and leasing operations, which includes interest income, exchange rate changes, recovery of loans previously written off and others, fall of 3.7% in 2013 compared with 2012.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the year ended December 31, 2013 is R$11,812 million and R$13,223 million in 2012, YoY, the expense decreased 11.9%. Allowance for loan losses represents 6.6% of the loan portfolio in December 2013, compared 6.9% in December 2012.

The delinquency ratio nonperforming loans more than 90 days reached 3.7% of the loan portfolio, showing an decrease of 1.8p.p. in twelve months and 0.8p.p. compared to September 2013.

The total expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 2.9% in 2013 compared with 2012, while personnel and profit sharing expenses decreased 0.8% and other administrative expenses increased 5.1% YoY.

2. Assets and Liabilities

Total consolidated assets reached R$485,866 million on December 31, 2013, compared with R$448,876 million in December 2012, a growth of 8.2%.

In December 2013, total assets are mainly represented by: R$227,482 million of loan portfolio, R$78,146 million of securities and derivative financial instruments, of federal securities primarily, R$47,655 million of interbank investments, and R$35,833 million of interbank accounts. In December 2012 amounts R$211,959 million, R$76,832 million, R$36,771 million, and R$34,517 respectively.

On December 31, 2013, Banco Santander has a total of R$0,3 million of securities classified as “held to maturity” and has the financial capacity and intent to hold them until maturity. In December 2012 amounted R$809 million, this reduction due to transfer of securities in June 2013 from "held to maturity" to "avaiable for sale".

Loan Portfolio

Management disclosure of Loan Portfolio by Segment	Dec/13	Dec/12	Changes	Sep/13	Changes
(R$ Million)			Dec/13xDec/12		Dec/13xSep/13

Individuals [1]	75,522	71,287	5.9%	73,773	2.4%
Consumer Finance (Vehicles and Other Assets)	37,849	36,806	2.8%	36,747	3.0%
Small and Medium-sized Entities	33,711	36,487	-7.6%	34,398	-2.0%
Large-sized Entity	80,400	67,379	19.3%	77,153	4.2%
Total	227,482	211,959	7.3%	222,071	2.4%

1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$105,410, R$101,072 and R$103,009 on December 31, 2013 and 2012 and September 30, 2013, respectively.

On December 31, 2013, the loan portfolio reached R$227,482 million, with a growth of 7.3% compared to December 2012.

In the YoY evolution the higher growth was 19.3% of Large-sized Entity. The highlight was the mortgage that composes the Individuals segment with a growth of 32.9% in twelve months (or R$3,890 million) and 9.0% in the quarter.

Funding

Funding of Customers	Dec/13	Dec/12	Changes	Sep/13	Changes
(R$ Million)			Dec/13xDec/12		Dec/13xSep/13

Demand Deposits	15,605	13,457	16.0%	14,420	8.2%
Saving Deposits	33,589	26,857	25.1%	31,259	7.5%
Time Deposits	81,100	82,839	-2.1%	80,999	0.1%
Debentures/LCI/LCA¹	60,921	49,548	23.0%	54,295	12.2%
Treasury Bills	30,854	26,493	16.5%	28,643	7.7%
Total	222,069	199,194	11.5%	209,616	5.9%
1. Repurchase Commitments backed in Debentures, Real Estate Credit Notes and Agribusiness Credit Notes.

The total of funding resources reched R$222,069 millions on December 31, 2013, an increase of 11.5%, compared with December 2012 and a increase of 5.9% on the third quarter of 2013.

The highlight was the YoY growth of 25.1% on Saving Deposits and 23.0% on Debentures/LCI/LCA.

3.Stockholders’ Equity

Banco Santander consolidated stockholders’ equity amounted to R$62,819 million on December 31, 2013, compared with R$63.452 in December 2012.

The evolution of stockholders’ equity compared with December 2012 is due, mainly, to income of R$2,107 and the negative changes of adjustment to fair value amounting to R$433 million, partially reduced by dividends and interest on capital of R$2,400 million, approved by the Board of Directors.

The CVM Instruction 695, of December 31, 2012, approved the Technical Pronouncement - CPC 33 (R1), which deals with employee benefits, in accordance with changes in the International Accounting Standards IAS 19, were classified as Adjustment to Fair Value. For defined benefit plans, the Technical Pronouncement - CPC 33 established fundamental changes in the accounting and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability), the effect of this change was a record in stockholders' equity in December 31, 2012 (retrospective) of R$2,417 million and on December 31, 2013 was R$1,332 million, the reduction is primarily due to the increase in the discount rate applied in benefit plans and assets of the plan (long-term government securities).

In 2013, 5,268,000 Units were acquired, 2,049,180 Units were paid as Bonus and Long-Term Incentive Plan – Local and 5,600 treasury shares were sold. The balance accumulated of treasury shares on December 31, 2013, amounting to 11,823,638 Units (December 31, 2012 – 8,610,418) equivalent to R$177 millions (December 31, 2012 – R$134 millions). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13.36, R$15.06 and R$18.52. In 2013 were acquired 5,015,447 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 6,748,347 ADRs, in the current amount of R$115 million (December 31, 2012 - R$36 millions). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$5.86, US$7.24 and US$10.21. The market value of these shares on December 31, 2013 was R$13.98 per Unit and US$5.40 per ADR.

Dividends and Interest on Capital	Dec/13	ON	PN	Units
(R$ Millions)
Interest on capital (1) (5)	300	0.7200	0.7921	79.2055
Interim Dividends (2) (6)	650	1.5603	1.7163	171.6337
Interim Dividends (3) (7)	450	1.0821	1.1904	119.0365
Interim Dividends (4) (8)	285	0.6862	0.7548	75.4818
Intercalary Dividends (4) (8)	715	1.7199	1.8918	189.1847
Total	2,400

(1) Established by the Board of Directors in March 2013, common shares - R$0,6120, preferred shares - R$0,6732 and Units R$67,3247 net of taxes.
(2) Established by the Board of Directors in June 2013.
(3) Established by the Board of Directors in September 2013.
(4) Established by the Board of Directors in December 2013.
(5) The amount of interest on capital were allocated to the mandatory dividend for the year 2013 and both were paid on August 29, 2013, without monetary compensation.
(6) The amount of interim dividends were allocated to the complementary dividends, for the year 2013 and were paid on August 29, 2013, without any compensation to monetary.

(7) The amount of interim dividends, R$144,473 were fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 will be attributed to complementary dividends for the year 2013 and both will be paid from February 26, 2014, without any compensation to monetary.

(8) The amount of interim dividends were fully attributed to mandatory dividends for the year 2013 and will be paid on February 26, 2014 without any monetary compensation.

Basel Index

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth and (v) improve de risk management pratices, increase disclosure transparency.

The implementation of the new Basel III rules starts from October 1st, 2013. In October 31, 2013, was issued a second set of rules that complement and enhance the first group.

The regulatory capital is measured based on the Basel Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel ratio, which is calculated in a consolidated manner, reached 19.2%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

• Recent Events

Extension of the Period for Reaching the Minimum Free Float

On October 10 and 11, the Bank published Notices to the Market informing its shareholders that on October 8, BM&FBovespa had granted Banco Santander’s and its majority shareholders’ request to (i) extend the period for reaching the minimum free float until October 7, 2014; and (ii) reduce the current free float of 24.6% to 22.5%, exclusively in the context of: (a) the Buyback Program of depositary share certificates (“Units”) or American Depositary Receipts (“ADRs”); and (b) the acquisition abroad, by Banco Santander Spain, or any other member of the Santander Group, of ADRs issued by the Bank. This authorization does not affect Banco Santander’s obligation to achieve a free float of 25% by October 7, 2014, as set forth in the Agreement for the Adoption of Level 2 Corporate Governance Practices.

Extraordinary Shareholders Meeting - ESM

On November 1st, 2013 was held the Bank’s ESM, where it was resolved the on the following Agenda: (i) Proposal for the Bank’s capital decrease, keeping the percentage of ownership interest held by shareholders in the Bank’s share capital unchanged, with subsequent amendment to the main section of Article 5 of the Bylaws; (ii) Proposal for amendment to item XIII of article 17 of the Bank’s bylaws; and (iii) the conduction of Mr. Celso Clemente Giacometti to the position of President of the Bank’s Board of Directors; the conduction of Mr. Jesús Maria Zabalza Lotina to the position of Vice-President of the Bank’s Board of Directors and to confirm the composition of the Bank’s Board of Directors.

Implementation of the Program for Reinvestment of Dividends (PRD)

On November 1st, 2013, it was published Notice to Shareholders, in order to inform about the implementation of its Program for Reinvestment of Dividends (PRD) as approved by the Brazilian Securities and Exchange Commission (“CVM”) in the scope of Proceeding SP 2013/0207.

The Program aims to provide for the shareholders an alternative for systematic and organized reinvestment of their dividends and/or interest on capital in shares of Banco Santander.

Exercise of the Exchange Rights by the Qatar Holding Luxembourg II S.À R.L.

On November 11, 2013, it was published Notices to the Market informing that, on October 29, 2013, Qatar Holding Luxembourg II S.À R.L. (“QHL”) exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of USD2,718 billion, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise of exchange rights from QHL did not impact the Banco Santander’s free float.

Capital Optimization Plan

On September 26, 2013, the Bank published a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors had submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("Plan for optimization of the RC"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The Plan for optimization of the RC comprises the following items: (i) the restitution of funds to the shareholders of Banco Santander in the total amount of R$6.0 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a plan of bonus share issue and an adjustment in the composition of the Units, followed by a share inplit, with the purpose of eliminating trading in cents.

Restitution of Funds¹

On November 1st, 2013, the restitution of funds to the shareholders was approved by an ESM. In January 2014, conditions for the effective restitution of funds were met (conclusion of the period of opposition from unsecured creditors, approval by the Bacen and filing of the minutes of the meeting with the São Paulo State Registry of Commerce - JUCESP). According to the Notice to the Market published on January 7, 2014, all holders of the Bank shares or Units registered as such on January 14, 2014 would be entitled to receive the funds restitution. The Bank’s shares and units were traded ex-rights as of January 15, 2014 and payment was effected on January 29, 2014.

Issuance of Notes²

On January 14, 2014 the Board of Directors approved the issuance of Notes abroad in U.S. dollars, in an amount equivalent to R$6.0 billion. The Notes were issued on January 29, 2014 and were fully paid in by the Bank’s shareholders.

The specific characteristics of the Notes issued to compose Tier I capital were: (a) Principal[3]: US$1.248 billion, equivalent to R$3.0 billion; (b) Interest rate: 7.375% p.a. (c) Maturity date: the Tier I Notes are perpetual; (d) Frequency of interest payments: quarterly as of April 29, 2014. The specific characteristics of the Notes issued to compose Tier II capital were: (a) Principal[3]: US$1.248 billion, equivalent to R$3.0 billion (b) Interest rate: 6.0% p.a. (c) Maturity date: January 29, 2024; (d) Frequency of interest payments: semi-annually as of July 29, 2014.

The Notes have the following main characteristics in common: (a) a unit value of at least US$150 thousand and integral multiples of US$1.00 for amounts exceeding this minimum value; (b) the Notes may be repurchased or redeemed by Banco Santander (1) after the 5th anniversary of their date of issue on the Bank’s own initiative or due to a change in tax laws applicable to the Notes, or (2) at any time, due to the occurrence of certain regulatory events; (c) the credits arising from the Notes may be granted as paid in a capital increase of the Bank with the subsequent issuance of common and preferred shares by the Bank, in the proportion necessary to compose Units, if certain regulatory events defined in National Monetary Council Resolution 4192/13 are verified, in which case the Bank will undertake an increase in its capital stock, with preemptive rights for all shareholders in the subscription of new common and preferred shares .

Banco Santander will request approval from the Bacen for the Notes to compose Tier I and Tier II of its regulatory capital.

Bonus Share and Share Inplit

The last stage of the Plan for optimization of the RC – the bonus share issue and adjustment of the composition of the Units and the share inplit – is expected to be sent for approval by a Shareholders’ Meeting in the first quarter of 2014.

(1) For more details see Notice to shareholders published in January 7, 2014.
(2) For more details see Notice to shareholders published in January 14, 2014.
(3) Values converted at the exchange rate R$2.4044/US$, related to January, 27th, 2014, published by the Bacen.

• Strategy

The mission of Banco Santander is to be the customer’s bank of choice as a simple, a secure, an efficient and a profitable bank which constantly seeks to improve its service quality, with a team that enjoys working together to gain the recognition and trust of all. As a result, the Bank’s strategy is focused on the following objectives:

• To be the first bank of our customer, intensifying our relationship with them on a segmented basis and providing the best value to all customer segments with a modern commercial models, which are simple and efficient,

• To expand the bank’s main business, growing revenue in a sustainable way considering the balance between loans, funding and services,

• To maintain sustainable and efficient risk and cost management,

• Promote an intense agenda of productive transformation following the transformation of the financial industry focused on simplicity, productivity and efficiency,

• Maintain discipline in capital management and financial soundness in each business.

In order to get better meet customer needs, in 2013 Banco Santander launched the “Conta Santander Combinada”, which offers current account, credit card, a service package, overdraft facilities and other differentiated benefits. This proposal aims to offer product and service options to get the customer’s needs in different moments of their lives, as well as to increase customer linkage.

Also, in this year, the bank created a new segment, “Santander Select”, which is a new category of financial services designed to provide high-income clients with a unique and specialized service.

In addition, Santander Brasil continues increasing its commercial activities through commercial agreement. In the card segment, has announced a new agreement to acquire the operations of GetNet and entered into a commercial agreement with iZettle, marking an important step forward in its strategy of increasing its local footprint in the acquiring business. In the vehicle financing segment maintains agreements with Hyundai, Renault and Nissan.

Also in 2013, Banco Santander inaugurated the new Data Center in Campinas, the largest technology center in Latin America. On the sustainability front, Banco Santander’s strategy continues to be focused on fundamental pillars of Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses. It is also worth mentioning Banco Santander’s microcredit activities, whose purpose is to benefit small entrepreneurs who do not have access to conventional lines of credit. Banco Santander has the largest microcredit program among Brazil’s private banks. In 2013, it was elected the most sustainable bank in the Americas by the Financial Times in association with the IFC (International Finance Corporation).

Another important aspect of our strategy is the maintenance of comfortable liquidity, coverage ratios and capital. At the end of September, Santander announced a plan to optimize its capital structure in order to increase efficiency. After the conclusion of this plan, Santander Brazil will maintain its position as the most capitalized bank retail in Brazil, attending not only to current legal requirements, but also to those provided by Basel III.

• Main Subsidiaries

As of December 31, 2013, Santander Leasing S.A. Arrendamento Mercantil reported total assets of R$45,468 million, a lease and other credits portfolio of R$2,764 million and stockholders' equity of R$5,034 million. Net income for the year ended on December 31, 2013 was R$218 million.

As of December 31, 2013, Aymoré Crédito, Financiamento e Investimento S.A. reported R$30,982 million in total assets, R$27,682 million in lending operations and others credits, and R$1,054 million of stockholder´s equity. The income for the year ended on December 31, 2013 was R$59 million.

As of December 31, 2013, Santander Corretora de Câmbio e Valores Mobiliários S.A. reported total assets of R$658 million and stockholders' equity of R$262 million. Net income for the period ended on December 31, 2013 was R$61 million.

As of December 31, 2013, Santander Brasil, Establecimiento Financiero de Credito, S.A. reported total assets of R$2,637 million, R$723 million of loan portfolio and stockholders' equity of R$2,444 million. The net income of the period ended on December 31, 2013 was R$23 million.

Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings given by the main rating agencies.

• Corporate Governance

On October 23, 2013, it was known by the Bank’s Directors the leaving of Mr. Luis Felix Cardamone Neto, who acted as Vice-President Executive Officer, being responsible for the Real Estate Business, Financial, Payroll Loan, Insurance and Capitalization.

On November 27, 2013, on the meeting held by the Board of Directors, it was ratified the nomination the Bank’s Ombudsman, Mrs. Maria Lúcia Ettore do Vale, replacing Mr. Miguel de Souza Lopes. As well as it was approved the Annual Calendar of the Company for 2014.

On December 18, 2013, it was approved by the Board of Directors the Bank’s annual budget for the fiscal year 2014, and it was also approved the Independent Auditors’ fees for the fiscal year 2013.

On the Board of Directors meeting, held on December 30, 2013, it was elected as Vice-President Executive Officer, Mr. Juan Sebastián Moreno Blanco, who will be in charge for the Commercial Vice-Presidency, who will only take the office after approval of his election by the Brazilian Central Bank and after obtaining his permanent visa from the Brazilian Ministry of Labour and Employment.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client. Each committee has certain powers and approval levels, while respecting local legal and regulatory environment. Decisions are collegial and defined through credit committees, which ensure that different opinions. Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Banco Santander Spain;

• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

• references on general themes related to Market Risk;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive; and

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

5. Environmental and Social Risk

Is in effect the Practice of Social and Environmental Risk of Banco Santander for the Wholesale Bank which, in addition to lending, provides analysis of environmental issues in accepting clients. The area of Social and Environmental Risk analyzes the social and environmental management of the client and its value chain items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Geology, Chemistry, Engineering, Health and Safety monitors the social and environmental practices of customers and a team of financial analysts studying the probability of harm related to these practices that may affect the securities and financial condition of customers Banco Santander. The Bank's experience shows that the company cares for the well-being of its employees and the environment in which it operates usually have a more efficient and therefore more likely to honor its commitments and generate good business.

6. Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the year from 2013, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout 2013, internal control procedures and controls on information systems pertaining to units under analysis were assessed on work plan for 2013, taking into account their conception efficiency and performance.

• People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 50 thousand in Brazil alone, and more than 100 million clients.

• Sustainable Development

Banco Santander's strategy for sustainability is based on three elements, critical to the development agenda of the country: Social Inclusion and Financial, Education, and Social and Environmental Business. Santander integrates three benchmark indices for socially responsible investments: the Corporate Sustainability Index (ISE) and the Carbon Efficient Index (ICO2), both the BM&FBovespa, and the Global Compact 100, an index that includes actions of companies committed to the ten principles of the ONU Global Compact. The operations of the bank led to the recognition as the most sustainable bank of the year in the category Americas, the award granted by the Financial Times, in conjunction with the IFC (International Finance Corporation).

In the fourth quarter of 2013, in line with actions aimed at financial inclusion, Banco Santander launched the Service Branch in Paraisópolis, one of the largest communities of São Paulo, as well as providing self-service terminals, will have a team focused on serving the microentrepreneurs in the region.

• Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Sale of the Investment Fund Management and Managed Portfolio Operations, currently developed by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds. This operation generated a gain to Banco Santander of R$2,008 million before taxes.

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

b) Segregation of equity investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

c) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

d) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME;
• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement (“Agreement”) with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$ 180 million. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 billion, without changing the number of shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the year 2013, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

According to CVM Instruction 381/2003, we list the other services and their dates:

• March 12, 2013 - Agreement for provision of identifying improvements in internal controls to calculate the allowance for doubtful accounts according to the criteria IFRS.

São Paulo, January 29, 2014
The Board of Directors The Executive

(Adopted at the Meeting of the Board of 01.29.2014).
***

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone: (11) 5186-1000
Fac-símile: (11) 5181-2911
www.deloitte.com.br

INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders of
Banco Santander (Brasil) S.A.
São Paulo - SP

We have examined the individual and consolidated financial statements of Banco Santander (Brasil) S.A. ("Bank") and its subsidiaries and special propose entities ("Consolidated"), consisting of the balance sheets as of December 31, 2013 and the related statements of income, changes in stockholders' equity (Bank) and cash flows for the six-month period and the year then ended, as well as a summary of the significant accounting practices and other notes to the financial statements.

Management's responsibility for the financial statements

The Bank's management is responsible for the preparation and fair presentation of these financial statements in accordance with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil - BACEN and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in accordance with Brazilian and International Standards on Auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank and subsidiaries' preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

Opinion for the individual and consolidated financial statements

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. as of December 31, 2013, and the results of their operations and their cash flows for the six-month period and year ended, in conformity with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil - BACEN.

Emphasis related to the restatement of corresponding figures

According mentioned in note 3.1, due to changes in accounting practices adopted in consolidated financial information by the Bank for the six-month period and the year ended December 31, 2013, the corresponding figures for the six-month period and the year ended December 31, 2012, and the balances as of December 31, 2011, were adjusted and are being restated as required by CPC 23 (IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors), ratified by the National Monetary Council, by Resolution nº 4.007, issued in August 25, 2011. Our opinion does not contain any qualification related to this subject.

Other matters

Statement of value added

We have also examined the statements of value added (Bank and Consolidated) for the six-month period and the year ended December 31, 2013, prepared under the responsibility of the Bank's management, whose presentation by publicly-held companies is required by Brazilian Corporate Law. These statements have been subjected to the same auditing procedures referred to above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 29, 2014

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Bizerra de Souza
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
			12/31/2012		12/31/2012
	Note	12/31/2013	Adjusted	12/31/2013	Adjusted

Current Assets		273,933,942	250,715,643	278,966,002	256,441,937
Cash	4	5,290,047	4,653,214	5,485,679	4,742,486
Interbank Investments	5	65,498,311	51,106,876	47,477,388	36,700,193
Money Market Investments		32,456,665	21,353,662	32,456,665	21,353,693
Interbank Deposits		21,557,117	20,458,741	2,361,119	4,545,281
Foreign Currency Investments		11,484,529	9,294,473	12,659,604	10,801,219
Securities and Derivative Financial Instruments	6	33,244,090	37,326,162	33,427,183	37,544,440
Own Portfolio		11,713,343	14,145,665	26,369,720	22,115,859
Subject to Repurchase Commitments		18,103,822	18,957,131	2,423,264	10,047,191
Derivative Financial Instruments		1,988,686	1,041,124	1,924,274	1,132,514
Linked to Central Bank of Brazil		992,127	1,118,510	992,127	1,118,510
Linked to Guarantees		446,112	2,063,732	1,717,798	3,130,366
Interbank Accounts	7	35,434,037	34,121,412	35,665,665	34,348,923
Payments and Receipts Pending Settlement		2,783	1,979	2,783	1,979
Restricted Deposits:		35,387,633	34,083,673	35,619,261	34,311,184
Central Bank Deposits		35,387,166	34,082,514	35,618,794	34,310,025
National Housing System		467	1,159	467	1,159
Correspondents		43,621	35,760	43,621	35,760
Interbranch Accounts		809	1,509	809	1,509
Internal Transfers of Funds		809	1,509	809	1,509
Lending Operations	8	52,721,727	54,349,968	70,049,851	67,750,656
Public Sector		39,581	65,928	39,581	65,928
Private Sector		55,457,523	56,697,207	73,206,184	70,482,512
Lending Operations Assignment		8,337	-	8,337	-
(Allowance for Loan Losses)	8.f	(2,783,714)	(2,413,167)	(3,204,251)	(2,797,784)
Leasing Operations	8	4,594	46,338	2,147,111	2,999,815
Public Sector		-	-	2,607	2,607
Private Sector		4,958	49,904	2,199,224	3,091,489
(Allowance for Lease Losses)	8.f	(364)	(3,566)	(54,720)	(94,281)
Other Receivables		81,129,325	68,581,922	83,923,128	71,702,629
Credits for Guarantees Honored		1,640	2,541	1,640	2,541
Foreign Exchange Portfolio	9	46,418,065	38,349,206	46,418,065	38,349,206
Income Receivable		634,509	568,937	562,547	553,752
Trading Account	10	1,521,451	904,278	1,611,127	1,084,613
Tax Credits	11	4,711,337	6,020,627	5,476,303	7,139,554
Others	12	27,953,828	22,820,862	29,987,862	24,679,009
(Allowance for Other Receivables Losses)	8.f	(111,505)	(84,529)	(134,416)	(106,046)
Other Assets		611,002	528,242	789,188	651,286
Non - Current Assets Held for Sale		-	112,322	-	112,322
Other Assets		320,575	190,278	325,709	193,082
(Allowance for Valuation)		(50,354)	(146,956)	(52,540)	(149,631)
Prepaid Expenses		340,781	372,598	516,019	495,513

Long-Term Assets		207,334,430	184,269,646	186,811,244	169,573,906
Interbank Investments	5	10,422,310	14,431,441	177,775	70,679
Interbank Deposits		10,422,310	14,431,441	119,286	70,679
Foreign Currency Investments		-	-	58,489	-
Securities and Derivative Financial Instruments	6	77,826,344	64,249,415	44,718,580	39,287,733
Own Portfolio		8,035,591	8,704,872	9,553,573	15,753,576
Subject to Repurchase Commitments		54,523,663	43,407,334	18,538,386	10,177,742
Derivative Financial Instruments		5,209,031	3,691,872	5,337,055	3,698,641
Linked to Central Bank of Brazil		3,611,000	368,673	3,611,000	368,673
Privatization Certificates		2,646	2,762	2,646	2,762
Linked to Guarantees		6,444,413	8,073,902	7,675,920	9,286,339
Interbank Accounts	7	167,663	167,663	167,663	167,663
Restricted Deposits:		167,663	167,663	167,663	167,663
National Housing System		167,663	167,663	167,663	167,663
Lending Operations	8	94,681,723	86,013,060	110,559,703	102,746,363
Public Sector		77,568	80,028	77,568	80,028
Private Sector		105,233,596	96,449,751	121,667,067	113,819,922
Lending Operations Related to Assignment		16,290	-	16,290	-
(Allowance for Loan Losses)	8.f	(10,645,731)	(10,516,719)	(11,201,222)	(11,153,587)
Leasing Operations	8	223	6,226	1,867,509	2,517,792
Public Sector		-	-	1,442	3,468
Private Sector		1,229	9,912	1,940,097	2,644,442
(Allowance for Lease Losses)	8.f	(1,006)	(3,686)	(74,030)	(130,118)
Other Receivables		23,707,720	19,062,440	28,299,715	23,818,411
Receivables for Guarantees Honored		3,242	6,651	3,242	6,651
Foreign Exchange Portfolio	9	591,521	204,928	591,521	204,928
Income Receivable		203,346	117,101	203,346	117,101
Negotiation and intermediation of securities	10	3,598	-	3,598	-
Tax Credits	11	12,670,103	9,674,481	14,483,306	11,410,281
Others	12	10,522,830	9,337,382	13,345,268	12,386,379
(Allowance for Other Receivables Losses)	8.f	(286,920)	(278,103)	(330,566)	(306,929)
Other Assets		528,447	339,401	1,020,299	965,265
Temporary Assets		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		522,151	333,105	1,014,003	958,969

Permanent Assets		32,906,640	39,948,709	20,088,367	22,859,763
Investments		13,599,083	17,381,112	137,357	40,049
Investments in Affiliates and Subsidiaries:	14	13,581,435	17,364,308	115,811	22,666
Domestic		11,137,025	15,345,979	115,811	22,666
Foreign		2,444,410	2,018,329	-	-
Other Investments		49,418	48,655	58,972	53,795
(Allowance for Losses)		(31,770)	(31,851)	(37,426)	(36,412)
Fixed Assets	15	6,476,552	5,566,140	6,806,546	5,602,086
Real Estate		2,028,093	2,065,276	2,036,637	2,067,484
Others		9,408,630	7,878,484	9,902,625	7,953,283
(Accumulated Depreciation)		(4,960,171)	(4,377,620)	(5,132,716)	(4,418,681)
Intangibles	16	12,831,005	17,001,457	13,144,464	17,217,628
Goodwill		26,012,090	26,012,090	26,245,038	26,171,836
Intangible Assets		6,899,563	6,996,274	7,061,807	7,117,396
(Accumulated Amortization)		(20,080,648)	(16,006,907)	(20,162,381)	(16,071,604)
Total Assets		514,175,012	474,933,998	485,865,613	448,875,606

Current Liabilities		308,277,749	278,920,887	273,801,367	247,999,733
Deposits	17.a	99,555,081	104,628,175	82,599,906	74,901,698
Demand Deposits		15,908,950	13,680,737	15,604,642	13,457,096
Savings Deposits		33,589,050	26,856,910	33,589,050	26,856,910
Interbank Deposits		19,425,094	31,557,484	2,822,292	2,053,827
Time Deposits		30,631,987	32,533,044	30,583,922	32,533,865
Money Market Funding	17.b	77,412,160	52,185,328	54,935,996	45,349,856
Own Portfolio		47,105,034	34,508,852	38,184,750	29,476,097
Third Parties		22,528,274	9,146,494	8,972,394	7,343,777
Linked to Trading Portfolio Operations		7,778,852	8,529,982	7,778,852	8,529,982
Funds from Acceptance and Issuance of Securities	17.c	34,294,825	29,557,231	35,592,639	30,225,949
Exchange Acceptances		-	-	561,957	448,199
Resources of Debentures		-	-	168,449	160,508
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		28,001,194	25,766,893	28,568,602	25,826,904
Securities Issued Abroad		6,293,631	3,790,338	6,293,631	3,790,338
Interbank Accounts	7	63,719	18,525	63,719	18,525
Correspondents		63,719	18,525	63,719	18,525
Interbranch Accounts		2,770,890	2,002,049	2,770,890	2,002,049
Third-Party Funds in Transit		2,770,890	2,000,676	2,770,890	2,000,676
Internal Transfers of Funds		-	1,373	-	1,373
Borrowings	17.e	16,683,035	14,748,478	16,243,164	14,748,478
Local Borrowings - Other Institutions		48,630	48,934	54,917	48,934
Foreign Borrowings		16,634,405	14,699,544	16,188,247	14,699,544
Domestic Onlendings - Official Institutions	17.e	3,592,102	3,793,910	3,592,102	3,793,910
National Treasury		626	247	626	247
National Economic and Social Development Bank (BNDES)		1,499,758	2,124,206	1,499,758	2,124,206
Federal Savings and Loan Bank (CEF)		2,914	2,581	2,914	2,581
National Equipment Financing Authority (FINAME)		1,975,774	1,483,052	1,975,774	1,483,052
Other Institutions		113,030	183,824	113,030	183,824
Foreign Onlendings	17.e	19,191	20,548	19,191	20,548
Foreign Onlendings		19,191	20,548	19,191	20,548
Derivative Financial Instruments	6	2,068,878	1,763,114	2,010,950	1,852,470
Derivative Financial Instruments		2,068,878	1,763,114	2,010,950	1,852,470
Other Payables		71,817,868	70,203,529	75,972,810	75,086,250
Collected Taxes and Other		51,239	81,082	58,626	87,944
Foreign Exchange Portfolio	9	42,926,601	36,246,517	42,926,601	36,246,517
Social and Statutory		1,707,723	1,427,504	1,755,547	1,465,278
Tax and Social Security	18	922,926	9,093,831	1,914,672	11,555,347
Trading Account	10	659,005	564,848	969,560	749,118
Subordinated Debt	19	2,370,023	3,727,745	2,370,023	3,727,745
Others	20	23,180,351	19,062,002	25,977,781	21,254,301

Long-Term Liabilities		142,768,904	132,304,427	147,949,412	136,373,439
Deposits	17.a	50,904,700	51,339,151	51,613,201	51,643,441
Interbank Deposits		30,339	999,882	1,097,225	1,338,671
Time Deposits		50,874,361	50,339,269	50,515,976	50,304,770
Money Market Funding	17.b	25,010,361	27,468,352	23,526,094	27,178,706
Own Portfolio		25,010,361	27,468,352	23,526,094	27,178,706
Funds from Acceptance and Issuance of Securities	17.c	30,856,381	24,306,708	33,468,316	26,067,742
Exchange Acceptances		-	-	545,508	644,279
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		18,980,292	12,798,608	21,046,719	13,915,363
Securities Issued Abroad		11,876,089	11,508,100	11,876,089	11,508,100
Borrowings	17.e	1,732,185	1,252,900	1,732,185	1,252,900
Local Borrowings - Other Institutions		26,313	73,350	26,313	73,350
Foreign Borrowings		1,705,872	1,179,550	1,705,872	1,179,550
Domestic Onlendings - Official Institutions	17.e	8,164,559	5,590,711	8,164,559	5,590,711
National Treasury		241	836	241	836
National Economic and Social Development Bank (BNDES)		4,348,219	3,065,388	4,348,219	3,065,388
Federal Savings and Loan Bank (CEF)		68,442	60,219	68,442	60,219
National Equipment Financing Authority (FINAME)		3,747,657	2,456,539	3,747,657	2,456,539
Other Institutions		-	7,729	-	7,729
Foreign Onlendings	17.e	-	20,216	-	20,216
Foreign Onlendings		-	20,216	-	20,216
Derivative Financial Instruments	6	3,789,610	3,347,425	3,854,468	3,352,557
Derivative Financial Instruments		3,789,610	3,347,425	3,854,468	3,352,557
Other Payables		22,311,108	18,978,964	25,590,589	21,267,166
Foreign Exchange Portfolio	9	507,024	152,049	507,024	152,049
Tax and Social Security	18	10,553,902	3,306,392	13,367,042	5,276,686
Negotiation and intermediation of securities	10	46,907	-	48,181	-
Subordinated Debts	19	6,536,121	8,191,406	6,536,121	8,191,406
Others	20	4,667,154	7,329,117	5,132,221	7,647,025

Deferred Income		303,006	222,095	308,183	222,099
Deferred Income		303,006	222,095	308,183	222,099

Minority Interest		-	-	987,444	828,827

Stockholders' Equity	22	62,825,353	63,486,589	62,819,207	63,451,508
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		827,496	610,215	828,217	612,259
Profit Reserves		1,481,301	2,255,743	1,466,402	1,760,817
Adjustment to Fair Value		(2,019,938)	(2,037,008)	(2,011,906)	(1,579,207)
(-) Treasury Shares		(291,707)	(170,562)	(291,707)	(170,562)
Total Liabilities		514,175,012	474,933,998	485,865,613	448,875,606
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank			Consolidated
				01/01 to			01/01 to
		07/01 to	01/01 to	12/31/2012	07/01 to	01/01 to	12/31/2012
	Note	12/31/2013	12/31/2013	Adjusted	12/31/2013	12/31/2013	Adjusted

Financial Income		28,829,454	54,313,805	55,829,354	29,408,821	56,377,625	55,486,950
Lending Operations		17,225,896	33,837,944	35,018,499	20,201,226	39,596,299	40,705,322
Leasing Operations		132	2,985	17,744	274,983	621,289	1,066,771
Securities Transactions	6.a	10,029,335	17,867,744	17,967,836	7,407,177	13,624,743	10,858,734
Derivatives Transactions		708,296	466,825	(584,316)	649,062	378,161	(592,320)
Foreign Exchange Operations		(479,949)	(212,568)	400,911	(479,949)	(212,568)	400,911
Operations of Sale or Transfer of Financial Assets		22,690	56,758	46,248	22,790	57,250	65,708
Compulsory Deposits		1,323,054	2,294,117	2,962,432	1,333,532	2,312,451	2,981,824

Financial Expenses		(21,853,524)	(41,847,784)	(39,834,816)	(21,086,984)	(40,947,935)	(37,915,083)
Funding Operations Market	17.d	(14,624,859)	(26,251,337)	(25,321,870)	(13,108,461)	(23,765,232)	(21,482,784)
Borrowings and Onlendings Operations		(897,974)	(2,728,857)	(1,440,627)	(1,025,709)	(2,863,621)	(1,440,911)
Allowance for Loan Losses	8.f	(6,330,691)	(12,867,590)	(13,072,319)	(6,952,814)	(14,319,082)	(14,991,388)

Gross Profit From Financial Operations		6,975,930	12,466,021	15,994,538	8,321,837	15,429,690	17,571,867

Other Operating (Expenses) Income		(7,404,019)	(13,315,711)	(13,211,505)	(8,288,173)	(15,025,091)	(14,988,316)
Income from Services Rendered	25	3,318,013	6,956,705	6,107,946	3,745,035	7,771,522	6,656,145
Income from Banking Fees	25	1,205,062	2,399,088	2,413,821	1,471,341	2,902,857	3,024,260
Personnel Expenses	26	(3,092,082)	(5,944,297)	(5,981,757)	(3,269,126)	(6,282,918)	(6,318,123)
Other Administrative Expenses	27	(6,293,771)	(12,212,311)	(11,779,441)	(6,587,200)	(12,800,803)	(12,180,810)
Tax Expenses	28	(1,324,521)	(2,467,983)	(2,604,366)	(1,593,702)	(2,987,768)	(3,027,714)
Investments in Affiliates and Subsidiaries	14	454,553	967,314	1,571,023	14,617	20,113	1,076
Other Operating Income	29	1,584,214	2,560,362	1,707,267	1,771,041	2,919,994	2,261,242
Other Operating Expenses	30	(3,255,487)	(5,574,589)	(4,645,998)	(3,840,179)	(6,568,088)	(5,404,392)

Operating Income		(428,089)	(849,690)	2,783,033	33,664	404,599	2,583,551

Non-Operating Income	31	1,055,069	1,133,623	201,489	1,058,511	1,257,811	218,159

Income/Losses Before Taxes on Income and Profit Sharing		626,980	283,933	2,984,522	1,092,175	1,662,410	2,801,710

Income Tax and Social Contribution	32	687,788	2,230,544	1,144,779	499,438	1,650,843	1,030,609
Provision for Income Tax		(13,039)	(7,881)	(95,878)	51,106	(123,286)	(271,239)
Provision for Social Contribution Tax		(134,569)	(134,569)	(70,534)	(180,413)	(327,064)	(279,100)
Deferred Tax Credits		835,396	2,372,994	1,311,191	628,745	2,101,193	1,580,948

Profit Sharing		(457,283)	(888,919)	(907,977)	(484,530)	(958,394)	(980,492)

Minority Interest		-	-	-	(109,783)	(247,532)	(126,079)

Net Income		857,485	1,625,558	3,221,324	997,300	2,107,327	2,725,748

Number of Shares (Thousands)	22.a	397,094,059	397,094,059	397,958,069
Net Income per Thousand Shares (R$)		2.16	4.09	8.09
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of Brazilian Reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend		Affiliates and	Adjustment	Retained	(-)Treasury
	Note	Capital	Reserves	Reserve	Equalization	Own Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2011		62,828,201	529,149	1,140,847	491,050	719,112	18,109	-	-	(112,768)	65,613,700
Employee Benefit Plan (Adoption of CPC 33)	3.l	-	-	-	106,468	-	-	(2,524,323)		-	(2,451,801)
Balances as of Janury 1, 2012		62,828,201	529,149	1,140,847	597,518	719,112	18,109	(2,524,323)		(112,768)	63,161,899
Treasury Shares	22.d	-	-	-	-	-	-	-	-	(57,794)	(57,794)
Result of Treasury Shares	22.d	-	(41)	-	-	-	-	-	-	-	(41)
Reservations for Share-Based Payment	33.e	-	81,107	-	-	-	-	-	-	-	81,107
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(305,534)	55,628	-	-	-	(249,906)
Dividends Based on Reserve for Dividend
Equalization	22.b	-	-	-	(491,050)	-	-	-	-	-	(491,050)
Net Income		-	-	-	-	-	-	-	3,221,324	-	3,221,324
Employee Benefit Plan - Effect on Income Statement (Adoption of CPC 33)	31	-	-	-	-	-	-	-	(33,946)	-	(33,946)
Allocations:
Legal Reserve		-	-	159,369	-	-	-	-	(159,369)	-	-
Dividends	22.b	-	-	-	(348,950)	-	-	-	(810,000)	-	(1,158,950)
Interest on Capital	22.b	-	-	-	-	-	-	-	(1,020,000)	-	(1,020,000)
Reserve for Dividend Equalization	22.c	-	-	-	1,198,009	-	-	-	(1,198,009)	-	-
Balances as of December 31, 2012 Adjusted		62,828,201	610,215	1,300,216	955,527	413,578	73,737	(2,524,323)	-	(170,562)	63,486,589
Employee Benefit Plan (Adoption of CPC 33)		-	175,292	-	-	-	-	1,192,059	-	-	1,367,351
Treasury Shares	22.d	-	-	-	-	-	-	-	-	(121,145)	(121,145)
Result of Treasury Shares	22.d	-	(716)	-	-	-	-	-	-	-	(716)
Reservations for Share-Based Payment	33.e	-	42,705	-	-	-	-	-	-	-	42,705
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(974,075)	(200,914)	-	-	-	(1,174,989)
Dividends Based on Reserve for Dividend
Equalization	22.b	-	-	-	(955,527)	-	-	-	-	-	(955,527)
Net Income		-	-	-	-	-	-	-	1,625,558	-	1,625,558
Allocations:
Legal Reserve		-	-	81,278	-	-	-	-	(81,278)	-	-
Dividends	22.b	-	-	-	-	-	-	-	(1,144,473)	-	(1,144,473)
Interest on Capital	22.b	-	-	-	-	-	-	-	(300,000)	-	(300,000)
Reserve for Dividend Equalization	22.c	-	-	-	99,807	-	-	-	(99,807)	-	-
Balances as of December 31, 2013		62,828,201	827,496	1,381,494	99,807	(560,497)	(127,177)	(1,332,264)	-	(291,707)	62,825,353

Balances as of June 30, 2013		62,828,201	631,268	1,338,620	735,196	(158,068)	(96,777)	(1,145,454)	-	(165,632)	63,967,354
Employee Benefit Plan (Adoption of CPC 33)		-	175,292	-	-	-	-	(186,810)	-	-	(11,518)
Treasury Shares	22.d	-	-	-	-	-	-	-	-	(96,661)	(96,661)
Result of Treasury Shares	22.d	-	(40)	-	-	-	-	-	-	(29,414)	(29,454)
Reservations for Share-Based Payment	33.e	-	20,976	-	-	-	-	-	-	-	20,976
Adjustment to Fair Value - Securities and Dividends Based on Reserve for Dividend Equalization		-	-	-	-	(402,429)	(30,400)	-	-	-	(432,829)
Dividends Based on Reserve for Dividend Equalization	22.b	-	-	-	(735,196)	-	-	-	-	-	(735,196)
Net Income		-	-	-	-	-	-	-	857,485	-	857,485
Allocations:
Legal Reserve		-	-	42,874	-	-	-	-	(42,874)	-	-
Dividends	22.b	-	-	-	-	-	-	-	(714,804)	-	(714,804)
Reserve for Dividend Equalization	22.c	-	-	-	99,807	-	-	-	(99,807)	-	-
Balances as of December 31, 2013		62,828,201	827,496	1,381,494	99,807	(560,497)	(127,177)	(1,332,264)	-	(291,707)	62,825,353
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank			Consolidated
				01/01 to			01/01 to
		07/01 to	01/01 to	12/31/2012	07/01 to	01/01 to	12/31/2012
	Note	12/31/2013	12/31/2013	Adjusted	12/31/2013	12/31/2013	Adjusted
Operational Activities
Net Income		857,485	1,625,558	3,221,324	997,300	2,107,327	2,725,748
Adjustment to Net Income		8,933,017	18,129,215	18,709,521	10,526,416	21,450,216	21,924,974
Allowance for Loan Losses	8.f	6,330,691	12,867,590	13,072,319	6,952,814	14,319,082	14,991,388
Provision for Legal Proceedings, Administrative and Other		1,505,323	2,756,254	3,672,128	1,856,262	3,450,872	4,107,438
Deferred Tax Credits		(959,118)	(1,539,619)	(1,253,926)	(1,060,289)	(1,748,844)	(2,179,005)
Equity in Affiliates and Subsidiaries	14	(454,553)	(967,314)	(1,571,023)	(14,617)	(20,113)	(1,076)
Depreciation and Amortization	27	2,603,424	5,327,864	5,308,091	2,627,584	5,368,521	5,327,519
Recognition (Reversal) Allowance for Other Assets Losses	31	(5,981)	(96,737)	59,507	(6,409)	(97,226)	58,605
Result on Sale of Other Assets	31	(4,854)	(122,705)	(354,772)	(6,454)	(126,083)	(356,789)
Result on Impairment of Assets	29&30	253,081	349,030	(592)	253,081	349,030	(592)
Result on Sale of Investments	31	(47,303)	(47,303)	(13,744)	(47,303)	(47,140)	(13,241)
Provision for losses on other investments		-	-	-	1,200	1,200	-
Others		(287,693)	(397,845)	(208,467)	(29,453)	917	(9,273)
Changes on Assets and Liabilities		8,976,779	(5,576,909)	(18,518,451)	7,051,847	(6,651,241)	(20,024,772)
Decrease (Increase) in Interbank Investments		13,965,297	7,482,318	4,328,016	12,048,615	6,456,890	(1,000,945)
Decrease (Increase) in Securities and Derivative Financial Instruments		(4,922,907)	(10,499,200)	2,777,465	1,007,999	(2,255,015)	(1,256,218)
Decrease (Increase) in Lending and Leasing Operations		(8,241,310)	(19,927,971)	(17,652,428)	(9,999,826)	(22,986,465)	(22,353,575)
Decrease (Increase) in Deposits on Central Bank of Brazil		(3,061,585)	(1,304,652)	10,702,028	(3,055,893)	(1,308,769)	10,719,015
Decrease (Increase) in Other Receivables		(8,918,191)	(14,673,684)	(11,261,173)	(8,744,400)	(15,419,796)	(13,179,759)
Decrease (Increase) in Other Assets		118,150	(157,229)	(323,671)	109,670	(75,540)	(397,409)
Net Change on Other Interbank and Interbranch Accounts		1,976,170	806,762	20,808	1,976,172	806,762	20,808
Increase (Decrease) in Deposits		1,727,016	(5,507,545)	(13,410,577)	8,066,023	7,667,968	4,747,542
Increase (Decrease) in Money Market Funding		7,517,822	22,768,841	(1,242,436)	(408,967)	5,933,528	(5,507,011)
Increase (Decrease) in Borrowings		3,649,583	4,764,309	(693,160)	3,187,112	4,324,438	(693,160)
Increase (Decrease) in Other Liabilities		5,138,035	11,169,892	9,161,643	3,096,411	11,421,712	11,063,542
Increase (Decrease) in Change in Deferred Income		51,347	80,911	14,804	56,505	86,084	14,808
Tax Paid		(22,648)	(579,661)	(939,770)	(287,574)	(1,303,038)	(2,202,410)
Net Cash Provided by (Used in) Operational Activities		18,767,281	14,177,864	3,412,394	18,575,563	16,906,302	4,625,950
Investing Activities
Acquisition of Investment		(176,323)	(336,460)	(2,531,899)	(55,563)	(126,394)	3,053
Acquisition of Fixed Assets		(1,099,766)	(1,641,247)	(1,405,117)	(1,425,396)	(2,069,815)	(1,414,417)
Acquisition of Intangible Assets		(635,449)	(834,727)	(1,777,561)	(652,376)	(952,985)	(1,818,874)
Net Cash Received on Sale/Reduction of Investments	14	367,639	4,315,971	245,522	25,854	25,869	38,479
Proceeds from Assets not in Use		15,555	31,490	21,723	18,500	36,630	25,210
Proceeds from Property for Own Use		94,796	182,113	423,949	209,125	296,964	424,091
Dividends and Interest on Capital Received		10,503	73,760	1,978,196	10,592	37,850	34,414
Net Cash Provided by (Used in) Investing Activities		(1,423,045)	1,790,900	(3,045,187)	(1,869,264)	(2,751,881)	(2,708,044)
Financing Activities
Acquisition of Own Share	22.d	(96,661)	(121,145)	(57,794)	(96,661)	(121,145)	(57,794)
Long-Term Emissions		19,249,299	45,417,762	36,014,099	20,477,687	47,696,402	36,397,088
Long-Term Payments		(19,394,015)	(40,713,019)	(25,430,502)	(19,982,264)	(41,751,852)	(25,451,450)
Dividends and Interest on Capital Paid		(907,459)	(2,050,907)	(2,494,251)	(855,066)	(2,052,069)	(2,586,132)
Increase (Decrease) on Minority Interest		-	-	-	63,935	158,617	336,876
Net Cash Provided by (Used in) Financing Activities		(1,148,836)	2,532,691	8,031,552	(392,369)	3,929,953	8,638,588
Net Increase in Cash and Cash Equivalents		16,195,400	18,501,455	8,398,759	16,313,930	18,084,374	10,556,494
Cash and Cash Equivalents at the Beginning of Period	4	20,607,910	18,301,855	9,903,096	21,717,816	19,947,372	9,390,878
Cash and Cash Equivalents at the End of Period	4	36,803,310	36,803,310	18,301,855	38,031,746	38,031,746	19,947,372
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Reais - R$, unless otherwise stated

					Bank				Consolidated
					01/01 to				01/01 to
			01/01 to		12/31/2012		01/01 to		12/31/2012
	Note		12/31/2013		Adjusted		12/31/2013		Adjusted

Financial Income		54,313,805		55,829,354		56,377,625		55,486,950
Income from Services Rendered and Banking Fees	25	9,355,793		8,521,767		10,674,379		9,680,405
Allowance for Loans Losses	8.f	(12,867,590)		(13,072,319)		(14,319,082)		(14,991,388)
Other Income and Expenses		841,420		(1,426,643)		59,940		(1,344,635)
Financial Expenses		(28,980,194)		(26,762,497)		(26,628,853)		(22,923,695)
Third-party Input		(6,511,754)		(5,856,197)		(7,039,795)		(6,235,223)
Materials, Energy and Others		(260,361)		(278,361)		(263,107)		(280,159)
Third-Party Services	27	(2,115,250)		(1,924,444)		(2,421,036)		(2,135,349)
Impairment of Assets	29&30	(349,030)		592		(349,030)		592
Others		(3,787,113)		(3,653,984)		(4,006,622)		(3,820,307)
Gross Added Value		16,151,480		17,233,465		19,124,214		19,672,414
Retentions
Depreciation and Amortization	27	(5,327,864)		(5,308,091)		(5,368,521)		(5,327,519)
Added Value Produced Net		10,823,616		11,925,374		13,755,693		14,344,895
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	14	967,314		1,571,023		20,113		1,076
Added Value to Distribute		11,790,930		13,496,397		13,775,806		14,345,971
Added Value Distribution
Employee		5,991,148	50.8%	6,046,921	44.8%	6,353,932	46.2%	6,408,232	44.7%
Compensation	26	3,416,769		3,474,559		3,620,864		3,680,198
Benefits	26	1,099,334		1,026,482		1,161,303		1,080,365
Government Severance Indemnity Funds for Employees - FGTS		265,464		311,637		281,270		333,351
Others		1,209,581		1,234,243		1,290,495		1,314,318
Taxes and Contributions		3,452,501	29.3%	3,613,591	26.8%	4,325,498	31.4%	4,468,436	31.1%
Federal		3,053,804		3,243,407		3,859,919		4,026,320
State		620		824		683		1,006
Municipal		398,077		369,360		464,896		441,110
Compensation of Third-Party Capital - Rental	27	721,723	6.1%	614,561	4.5%	741,517	5.3%	617,476	4.3%
Remuneration of Interest on Capital		1,625,558	13.8%	3,221,324	23.9%	2,354,859	17.1%	2,851,827	19.9%
Dividendos		1,144,473		1,158,950		1,144,473		1,158,950
Interest on Capital	22.b	300,000		1,020,000		300,000		1,020,000
Profit Reinvestment		181,085		1,042,374		662,854		546,798
Participation Results of Minority of Shareholders		-		-		247,532		126,079
Total		11,790,930	100.0%	13,496,397	100.0%	13,775,806	100.0%	14,345,971	100.0%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, asset management, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in note 14, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company participating company of the securitization of future flow of payment orders received from abroad (Note 17.c) and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty); and

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial).

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended on December 31, 2013 were approved by Board of Directors at the meeting held on January 29, 2014.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended December 31, 2013 were be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian reais (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans when they are more than 360 days late. In the case of long-term loans (over 3 years), they are written off when they are up to 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not having exhausted all the procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

On December 31, 2013, the Bank changed the presentation of the corresponding normal and abnormal credit balance, where until September 30, 2013 all operations resulting from a renegotiation process were presented as abnormal credits. As of this quarter will be considered as abnormal credits only those operations resulting from a renegotiation process that the balance sheet date, have more than 15 days late, so being informed as the normal credits too. Said retrospective amendment takes effect on the presentation of the note 8.e, being that it has no effect on individual and consolidated balance sheets or individual and consolidated income statement.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those in which the investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accouted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Provisions for Capitalization are Recognized in Accordance with the Criteria Below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date and the provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet made in which the bonds will participate and the provision for drawings is recognized for bonds drawn but not yet paid;

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date; and

• The contingency provision is recognized to cover any obligations to customers.

l) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 33. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

The CVM Instruction 695, of December 13, 2012, approved the Technical Pronouncement - CPC 33 (R1), which deals with employee benefits, in accordance with changes in the International Accounting Standards IAS 19. For defined benefit plans, the Technical Pronouncement - CPC 33 established fundamental changes in the accounting for and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

The adoption of this Statement applies to financial years beginning on or after January 1, 2013, with the effects accounted for retrospectively as a change in accounting practices. The adoption of this new accounting policy will involve, fundamentally, full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans and expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, at the end of each year to be effective for the subsequent period.

The amounts recorded in the Bank and Consolidated, respectively, in groups of other liabilities - other, in long-term liabilities and shareholders' equity at December 31, 2012, and income statement for the for the nine months ended September 30, 2012, and in accordance with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors (equivalent to IAS 8 in IFRS) approved by the Bank through Resolution 4007 of August 25, 2011, following the adoption of new version of the CPC 33 (R1), are:

						Bank
				12/31/2012		Income Statements (4)
	Others
	Payables
	Several	Stockholders		Other	Tax	01/01 to
	(Note 20) (1)	Equity (2)	Investments (3)	Assets	Credits	12/31/2012
Balances Registered Originally on December 31, 2012	1,307,815	-	-	-	-	(192,677)
Effects of Adoption new version of the CPC 33 (R1)	3,903,146	(2,417,855)	(22,811)	(88,596)	1,596,698	33,946
Balances at December 31, 2012 Adjusted	5,210,961	(2,417,855)	(22,811)	(88,596)	1,596,698	(158,731)

						Consolidated
				12/31/2012		Income Statements (4)
	Others
	Payables
	Several	Stockholders		Other	Tax	01/01 to
	(Note 20) (1)	Equity (2)	Minority	Assets	Credits	12/31/2012
Balances Registered Originally on December 31, 2012	1,307,815	-	-	-	-	(192,677)
Effects of Adoption new version of the CPC 33 (R1)	3,952,885	(2,417,855)	(12,130)	(92,418)	1,615,318	33,946
Balances at December 31, 2012 Adjusted	5,260,700	(2,417,855)	(12,130)	(92,418)	1,615,318	(158,731)
(1) Recorded under the heading in "employee benefit plans";
(2) Recorded under the heading other "valuation adjustments", as set out in Circular Letter Bank 3.592;
(3) Adjust in investments "investments in affiliates and subsidiaries" of the effects of CPC 33 on actuarial liabilities recorded in equity of subsidiaries; and
(4) Recorded under the heading "personnel expenses and other operating expenses", net of tax effects.

m) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Action

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

n) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 21.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

o) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

p) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management, at the meeting held on January 29, 2014.

The changes introduced by Law 11.638 and Law 11.941 (articles 37 and 38) that changed the criteria for revenue recognition, costs and expenses recorded in the net income of the year had no effect for purposes of calculating the taxable income of corporate entities opting for Tax Regime (RTT), being used for tax purposes, the standards made on December 31, 2007. The tax effects of adopting these standards are recorded for accounting purposes, corresponding with deferred tax assets and liabilities.

q) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

r) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

27

4. Cash and Cash Equivalents

			Bank			Consolidated
	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011
Cash	5,290,047	4,653,214	4,458,365	5,485,679	4,742,486	4,470,858
Interbank Investments	31,513,263	13,648,641	5,444,731	32,546,067	15,204,886	4,920,020
Money Market Investments	19,659,462	4,273,832	1,377,537	19,659,462	4,273,832	1,377,537
Interbank Deposits	369,975	486,036	1,115,424	227,905	535,536	590,713
Foreign Currency Investments	11,483,826	8,888,773	2,951,770	12,658,700	10,395,518	2,951,770
Total	36,803,310	18,301,855	9,903,096	38,031,746	19,947,372	9,390,878

5. Interbank Investments

						Bank
					12/31/2013	12/31/2012
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Money Market Investments		31,441,181	1,015,484	-	32,456,665	21,353,662
Own Portfolio		1,825,122	73,721	-	1,898,843	5,492,708
Treasury Bills - LFT		65	-	-	65	151,079
National Treasury Bills - LTN		992,776	-	-	992,776	1,351,268
National Treasury Notes - NTN		832,281	73,721	-	906,002	3,990,361
Third-party Portfolio		22,336,418	157,316	-	22,493,734	7,610,166
Treasury Bills - LFT		-	-	-	-	1,999,995
National Treasury Bills - LTN		5,197,975	-	-	5,197,975	2,278,840
National Treasury Notes - NTN		17,138,443	157,316	-	17,295,759	3,331,331
Sold Position		7,279,641	784,447	-	8,064,088	8,250,788
National Treasury Bills - LTN		2,528,207	204,187	-	2,732,394	2,866,552
National Treasury Notes - NTN		4,751,434	580,260	-	5,331,694	5,384,236
Interbank Deposits		2,942,712	18,614,405	10,422,310	31,979,427	34,890,182
Foreign Currency Investments		11,483,826	703	-	11,484,529	9,294,473
Total		45,867,719	19,630,592	10,422,310	75,920,621	65,538,317
Current					65,498,311	51,106,876
Long-term					10,422,310	14,431,441

						Consolidated
					12/31/2013	12/31/2012
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Money Market Investments		31,441,181	1,015,484	-	32,456,665	21,353,693
Own Portfolio		15,381,001	73,721	-	15,454,722	7,295,456
Treasury Bills - LFT		65	-	-	65	151,079
National Treasury Bills - LTN		3,796,044	-	-	3,796,044	1,217,959
National Treasury Notes - NTN		11,584,892	73,721	-	11,658,613	5,926,387
Debentures		-	-	-	-	31
Third-party Portfolio		8,780,539	157,316	-	8,937,855	5,807,449
Treasury Bills - LFT		-	-	-	-	1,999,995
National Treasury Bills - LTN		2,394,707	-	-	2,394,707	2,412,149
National Treasury Notes - NTN		6,385,832	157,316	-	6,543,148	1,395,305
Sold Position		7,279,641	784,447	-	8,064,088	8,250,788
National Treasury Bills - LTN		2,528,207	204,187	-	2,732,394	2,866,552
National Treasury Notes - NTN		4,751,434	580,260	-	5,331,694	5,384,236
Interbank Deposits		869,335	1,491,784	119,286	2,480,405	4,615,960
Foreign Currency Investments		12,658,901	703	58,489	12,718,093	10,801,219
Total		44,969,417	2,507,971	177,775	47,655,163	36,770,872
Current					47,477,388	36,700,193
Long-term					177,775	70,679

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				12/31/2013	12/31/2012
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	24,921,562	(342,023)	-	24,579,539	28,953,554
Government Securities	21,731,444	(337,688)	-	21,393,756	26,003,103
Private Securities	3,190,118	(4,335)	-	3,185,783	2,950,451
Available-for-Sale Securities	80,348,362	(179,732)	(875,831)	79,292,799	67,079,672
Government Securities	27,650,235	-	(727,823)	26,922,412	20,206,657
Private Securities	52,698,127	(179,732)	(148,008)	52,370,387	46,873,015
Held-to-Maturity Securities	379	-	-	379	809,355
Government Securities	379	-	-	379	809,355
Total Securities	105,270,303	(521,755)	(875,831)	103,872,717	96,842,581
Derivatives (Assets)	5,921,423	1,287,530	(11,236)	7,197,717	4,732,996
Total Securities and Derivatives	111,191,726	765,775	(887,067)	111,070,434	101,575,577
Current				33,244,090	37,326,162
Long-term				77,826,344	64,249,415
Derivatives (Liabilities)	(4,928,736)	(830,833)	(98,919)	(5,858,488)	(5,110,539)
Current				(2,068,878)	(1,763,114)
Long-term				(3,789,610)	(3,347,425)

					Consolidated
				12/31/2013	12/31/2012
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	23,893,108	(341,982)	-	23,551,126	28,083,713
Government Securities	22,872,191	(337,647)	-	22,534,544	27,068,038
Private Securities	1,020,917	(4,335)	-	1,016,582	1,015,675
Available-for-Sale Securities	48,494,099	(179,732)	(981,438)	47,332,929	43,107,950
Government Securities	30,040,835	-	(832,855)	29,207,980	28,695,641
Private Securities	18,453,264	(179,732)	(148,583)	18,124,949	14,412,309
Held-to-Maturity Securities	379	-	-	379	809,355
Government Securities	379	-	-	379	809,355
Total Securities	72,387,586	(521,714)	(981,438)	70,884,434	72,001,018
Derivatives (Assets)	5,905,753	1,351,403	4,173	7,261,329	4,831,155
Total Securities and Derivatives	78,293,339	829,689	(977,265)	78,145,763	76,832,173
Current				33,427,183	37,544,440
Long-term				44,718,580	39,287,733
Derivatives (Liabilities)	(4,788,524)	(962,441)	(114,453)	(5,865,418)	(5,205,027)
Current				(2,010,950)	(1,852,470)
Long-term				(3,854,468)	(3,352,557)

II) Trading Securities

				Bank				Consolidated
			12/31/2013	12/31/2012			12/31/2013	12/31/2012
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	21,731,444	(337,688)	21,393,756	26,003,103	22,872,191	(337,647)	22,534,544	27,068,038
Treasury Bills - LFT	486,054	94	486,148	711,330	1,453,821	135	1,453,956	1,641,119
National Treasury Bills - LTN	11,907,341	(204,188)	11,703,153	11,357,924	12,080,321	(204,188)	11,876,133	11,493,070
National Treasury Notes - NTN A	582,783	(30,372)	552,411	-	582,783	(30,372)	552,411	-
National Treasury Notes - NTN B	5,076,090	(28,228)	5,047,862	7,212,025	5,076,090	(28,228)	5,047,862	7,212,025
National Treasury Notes - NTN C	31,862	(2,107)	29,755	476,559	31,862	(2,107)	29,755	476,559
National Treasury Notes - NTN F	3,518,115	(68,434)	3,449,681	6,124,988	3,518,115	(68,434)	3,449,681	6,124,988
Agricultural Debt Securities - TDA	112,812	(1,109)	111,703	113,068	112,812	(1,109)	111,703	113,068
Brazilian Foreign Debt Notes	16,387	(3,344)	13,043	7,209	16,387	(3,344)	13,043	7,209
Private Securities	3,190,118	(4,335)	3,185,783	2,950,451	1,020,917	(4,335)	1,016,582	1,015,675
Shares	187,047	5,935	192,982	367,062	295,064	5,935	300,999	367,062
Receivables Investment Fund - FIDC (1)	18,866	-	18,866	24,132	18,866	-	18,866	24,132
Investment Fund Shares in Participation - FIP	-	-	-	-	48,917	-	48,917	42,523
Investment Fund Shares	3,453	-	3,453	6,464	264,791	-	264,791	484,161
Debentures	2,934,444	(3,360)	2,931,084	2,511,775	280,209	(3,360)	276,849	55,828
Financial Bills - LF	-	-	-	-	62,322	-	62,322	-
Certificates of Real Estate Receivables - CRI	46,308	(6,910)	39,398	41,018	46,417	(6,910)	39,507	41,018
Bank Deposits Certificates - CDB	-	-	-	-	4,331	-	4,331	951
Total	24,921,562	(342,023)	24,579,539	28,953,554	23,893,108	(341,982)	23,551,126	28,083,713

								Bank
								12/31/2013
Trading Securities			Without	Up to	From 3 to	From 1 to	Over
by Maturity			Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities			-	1,267,775	2,689,227	11,078,023	6,358,731	21,393,756
Treasury Bills - LFT			-	157,546	126,095	96,416	106,091	486,148
National Treasury Bills - LTN			-	655,081	1,023,587	9,202,565	821,920	11,703,153
National Treasury Notes - NTN A			-	-	-	-	552,411	552,411
National Treasury Notes - NTN B			-	-	1,499,465	1,717,240	1,831,157	5,047,862
National Treasury Notes - NTN C			-	-	-	-	29,755	29,755
National Treasury Notes - NTN F			-	438,139	-	16,767	2,994,775	3,449,681
Agricultural Debt Securities - TDA			-	16,363	40,080	43,895	11,365	111,703
Brazilian foreign Debt Securities			-	646	-	1,140	11,257	13,043
Private Securities			215,301	-	29,031	72,201	2,869,250	3,185,783
Shares			192,982	-	-	-	-	192,982
Receivables Investment Fund - FIDC (1)			18,866	-	-	-	-	18,866
Investment Fund Shares			3,453	-	-	-	-	3,453
Debentures			-	-	29,031	41,029	2,861,024	2,931,084
Certificates of Real Estate Receivables - CRI			-	-	-	31,172	8,226	39,398
Total			215,301	1,267,775	2,718,258	11,150,224	9,227,981	24,579,539

30

II) Trading Securities

				Bank				Consolidated
			12/31/2013	12/31/2012			12/31/2013	12/31/2012
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	21,731,444	(337,688)	21,393,756	26,003,103	22,872,191	(337,647)	22,534,544	27,068,038
Treasury Bills - LFT	486,054	94	486,148	711,330	1,453,821	135	1,453,956	1,641,119
National Treasury Bills - LTN	11,907,341	(204,188)	11,703,153	11,357,924	12,080,321	(204,188)	11,876,133	11,493,070
National Treasury Notes - NTN A	582,783	(30,372)	552,411	-	582,783	(30,372)	552,411	-
National Treasury Notes - NTN B	5,076,090	(28,228)	5,047,862	7,212,025	5,076,090	(28,228)	5,047,862	7,212,025
National Treasury Notes - NTN C	31,862	(2,107)	29,755	476,559	31,862	(2,107)	29,755	476,559
National Treasury Notes - NTN F	3,518,115	(68,434)	3,449,681	6,124,988	3,518,115	(68,434)	3,449,681	6,124,988
Agricultural Debt Securities - TDA	112,812	(1,109)	111,703	113,068	112,812	(1,109)	111,703	113,068
Brazilian Foreign Debt Notes	16,387	(3,344)	13,043	7,209	16,387	(3,344)	13,043	7,209
Private Securities	3,190,118	(4,335)	3,185,783	2,950,451	1,020,917	(4,335)	1,016,582	1,015,675
Shares	187,047	5,935	192,982	367,062	295,064	5,935	300,999	367,062
Receivables Investment Fund - FIDC (1)	18,866	-	18,866	24,132	18,866	-	18,866	24,132
Investment Fund Shares in Participation - FIP	-	-	-	-	48,917	-	48,917	42,523
Investment Fund Shares	3,453	-	3,453	6,464	264,791	-	264,791	484,161
Debentures	2,934,444	(3,360)	2,931,084	2,511,775	280,209	(3,360)	276,849	55,828
Financial Bills - LF	-	-	-	-	62,322	-	62,322	-
Certificates of Real Estate Receivables - CRI	46,308	(6,910)	39,398	41,018	46,417	(6,910)	39,507	41,018
Bank Deposits Certificates - CDB	-	-	-	-	4,331	-	4,331	951
Total	24,921,562	(342,023)	24,579,539	28,953,554	23,893,108	(341,982)	23,551,126	28,083,713

								Bank
								12/31/2013
Trading Securities			Without	Up to	From 3 to	From 1 to	Over
by Maturity			Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities			-	1,267,775	2,689,227	11,078,023	6,358,731	21,393,756
Treasury Bills - LFT			-	157,546	126,095	96,416	106,091	486,148
National Treasury Bills - LTN			-	655,081	1,023,587	9,202,565	821,920	11,703,153
National Treasury Notes - NTN A			-	-	-	-	552,411	552,411
National Treasury Notes - NTN B			-	-	1,499,465	1,717,240	1,831,157	5,047,862
National Treasury Notes - NTN C			-	-	-	-	29,755	29,755
National Treasury Notes - NTN F			-	438,139	-	16,767	2,994,775	3,449,681
Agricultural Debt Securities - TDA			-	16,363	40,080	43,895	11,365	111,703
Brazilian foreign Debt Securities			-	646	-	1,140	11,257	13,043
Private Securities			215,301	-	29,031	72,201	2,869,250	3,185,783
Shares			192,982	-	-	-	-	192,982
Receivables Investment Fund - FIDC (1)			18,866	-	-	-	-	18,866
Investment Fund Shares			3,453	-	-	-	-	3,453
Debentures			-	-	29,031	41,029	2,861,024	2,931,084
Certificates of Real Estate Receivables - CRI			-	-	-	31,172	8,226	39,398
Total			215,301	1,267,775	2,718,258	11,150,224	9,227,981	24,579,539

					Bank
				12/31/2013	12/31/2012
	Adjustment to Market Reflected
			Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Eurobonds	47	-	-	47	202,937
Promissory Notes - NP (5)	2,383,968	-	56,554	2,440,522	962,171
Real Estate Credit Notes - CCI	20,921	-	(127)	20,794	24,605
Financial Bills - LF	1,391,755	-	(78,517)	1,313,238	988,399
Certificates of Real Estate Receivables - CRI	997,617	-	(57,558)	940,059	1,144,735
Total	80,348,362	(179,732)	(875,831)	79,292,799	67,079,672

					Consolidated
				12/31/2013	12/31/2012
	Adjustment to Market Reflected
			Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	30,040,835	-	(832,855)	29,207,980	28,695,641
Treasury Certificates - CFT	350	-	183	533	603
Securitized Credit	2,115	-	531	2,646	2,762
Treasury Bills - LFT	801,912	-	(31)	801,881	3,292,186
National Treasury Bills - LTN	16,963,605	-	(129,799)	16,833,806	8,680,349
National Treasury Notes - NTN A	882,223	-	(34,684)	847,539	162,895
National Treasury Notes - NTN B	2,942,184	-	(49,806)	2,892,378	562,823
National Treasury Notes - NTN C (2)	1,274,501	-	(72,300)	1,202,201	1,125,757
National Treasury Notes - NTN F (2) (6)	6,613,802	-	(547,327)	6,066,475	14,557,685
Mexican Notes	496,520	-	378	496,898	-
State and Municipal Bonds - CEPAC	-	-	-	-	226,366
Debentures (3)	63,623	-	-	63,623	84,215
Private Securities	18,453,264	(179,732)	(148,583)	18,124,949	14,412,309
Shares	1,053,789	(218,363)	11,200	846,626	456,725
Receivables Investment Fund - FIDC (1)	1,590,282	-	-	1,590,282	1,594,645
Investment Fund Shares in Participation - FIP	724,072	-	(58,409)	665,663	1,163,933
Investment Fund Shares	749,602	-	-	749,602	80,272
Real Estate Fund Shares	61,793	-	(1,807)	59,986	27,078
Debentures (4)	9,310,402	38,631	(19,266)	9,329,767	7,766,809
Eurobonds	47	-	-	47	202,937
Promissory Notes - NP (5)	2,383,968	-	56,553	2,440,521	962,171
Real Estate Credit Notes - CCI	20,921	-	(127)	20,794	24,605
Financial Bills - LF	1,560,772	-	(79,170)	1,481,602	988,399
Certificates of Real Estate Receivables - CRI	997,616	-	(57,557)	940,059	1,144,735
Total	48,494,099	(179,732)	(981,438)	47,332,929	43,107,950

						Bank
						12/31/2013
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	601,729	670,591	5,508,980	20,141,112	26,922,412
Treasury Certificates - CFT	-	-	-	-	533	533
Securitized Credit	-	-	-	752	1,894	2,646
Treasury Bills - LFT	-	-	412,691	-	-	412,691
National Treasury Bills - LTN	-	-	-	4,952,533	11,353,420	16,305,953
National Treasury Notes - NTN A	-	-	4,632	-	842,907	847,539
National Treasury Notes - NTN B	-	22,573	1,719	555,695	2,312,391	2,892,378
National Treasury Notes - NTN C (2)	-	-	14,780	-	1,187,421	1,202,201
National Treasury Notes - NTN F (2) (6)	-	81,968	236,769	-	4,379,213	4,697,950
Mexican Notes	-	496,898	-	-	-	496,898
Debentures (3)	-	290	-	-	63,333	63,623
Private Securities	2,748,915	535,290	2,119,024	19,442,342	27,524,816	52,370,387
Shares	346,871	-	-	-	400,199	747,070
Receivables Investment Fund - FIDC (1)	1,445,501	-	-	-	-	1,445,501
Investment Fund Shares in Participation - FIP	504,060	-	-	-	-	504,060
Investment Fund Shares	439,778	-	-	-	-	439,778
Real Estate Fund Shares	12,705	-	-	-	-	12,705
Debentures (4)	-	240,711	852,256	17,505,766	25,907,880	44,506,613
Eurobonds	-	47	-	-	-	47
Promissory Notes - NP (5)	-	107,892	388,080	1,470,679	473,871	2,440,522
Real Estate Credit Notes - CCI	-	4,447	-	7,416	8,931	20,794
Financial Bills - LF	-	141,133	760,008	412,097	-	1,313,238
Certificates of Real Estate Receivables - CRI	-	41,060	118,680	46,384	733,935	940,059
Total	2,748,915	1,137,019	2,789,615	24,951,322	47,665,928	79,292,799

						Consolidated
						12/31/2013
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	869,264	917,052	5,952,060	21,469,604	29,207,980
Treasury Certificates - CFT	-	-	-	-	533	533
Securitized Credit	-	-	-	752	1,894	2,646
Treasury Bills - LFT	-	36,078	561,518	164,959	39,326	801,881
National Treasury Bills - LTN	-	-	97,634	5,230,654	11,505,518	16,833,806
National Treasury Notes - NTN A	-	-	4,632	-	842,907	847,539
National Treasury Notes - NTN B	-	22,573	1,719	555,695	2,312,391	2,892,378
National Treasury Notes - NTN C (2)	-	-	14,780	-	1,187,421	1,202,201
National Treasury Notes - NTN F (2) (6)	-	313,425	236,769	-	5,516,281	6,066,475
Mexican Notes	-	496,898	-	-	-	496,898
Debentures (3)	-	290	-	-	63,333	63,623
Private Securities	3,510,839	535,289	2,119,023	3,928,015	8,031,783	18,124,949
Shares	446,427	-	-	-	400,199	846,626
Receivables Investment Fund - FIDC (1)	1,590,282	-	-	-	-	1,590,282
Investment Fund Shares in Participation - FIP	664,542	-	-	1,121	-	665,663
Investment Fund Shares	749,602	-	-	-	-	749,602
Real Estate Fund Shares	59,986	-	-	-	-	59,986

						Consolidated
						12/31/2013
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Debentures (4)	-	240,711	852,256	1,821,954	6,414,846	9,329,767
Eurobonds	-	47	-	-	-	47
Promissory Notes - NP (5)	-	107,891	388,080	1,470,679	473,871	2,440,521
Real Estate Credit Notes - CCI	-	4,447	-	7,416	8,931	20,794
Financial Bills - LF	-	141,133	760,008	580,461	-	1,481,602
Certificates of Real Estate Receivables - CRI	-	41,060	118,679	46,384	733,936	940,059
Total	3,510,839	1,404,553	3,036,075	9,880,075	29,501,387	47,332,929

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) During the fourth quarter of 2012, R$7,034,688 of securities were sold relating to National Treasury Notes (NTN-C and NTN-F) Banco Santander to Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing), leading one to Banco Santander result of R$516,272 net of tax. Consolidated result for this was considered as an "unrealized result". In 2013 R$416.816 have been achieved, net of tax, in the Consolidated income from the sale of (NTN-C and NTN-F part) to the market (Note 22.e).

(3) Issued by mixed capital company.
(4) Includes R$543.197 (12/31/2012 - R$399,703) of hedge objects market risks.
(5) In December 31, 2013, includes R$204,096 of hedge objects cash flow.

(6) In December 31, 2013, includes the amount of 253,518 of Treasury Notes NTN-F, equivalent to R$1,202,201 which are linked to the obligation assumed by Banco Santander to cover the reserves to amortize the Plan V of the Fundo Banespa de Seguridade Social (Banesprev).

IV) Held-to-Maturity Securities

				Bank/Consolidated
					12/31/2013
					by Maturity
		Cost Amortized/Carrying Amount		From 3 to	From 1 to
Held-to-Maturity Securities (1)		12/31/2013	12/31/2012	12 months	3 Years	Total
Government Securities		379	809,355	316	63	379
National Treasury Notes - NTN C		-	808,374	-	-	-
National Treasury Notes - NTN I		379	981	316	63	379
Total		379	809,355	316	63	379
(1) The market value of held-to-maturity securities is R$379 (12/31/2012 - R$1,455,620).

In June 2013, Banco Santander transferred an amount of R$1,352,252 of National Treasury Notes - NTN C, from “securities held to maturity” category to the “available-for-sale securities” category, with positive effect adjustment in stockholders' equity in amount of R$302,810, net of tax, during the fourth quarter of 2012 was made a transfer in the amount of R$228,318 for “trading securities” category.

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Income From Fixed-Income Securities	9,090,206	11,116,635	7,382,987	7,588,640
Income From Interbank Investments	8,800,753	7,016,653	5,973,316	3,135,431
Income From Variable-Income Securities	(71,637)	(375,461)	(114,428)	(384,986)
Financial Income Capitalization	-	-	172,193	171,958
Impairment	(218,363)	-	(218,363)	-
Others	266,785	210,009	429,038	347,691
Total	17,867,744	17,967,836	13,624,743	10,858,734

(1) Corresponds to registration of losses of permanent character in the realization value of bonds and securities classified in categories securities available for sale recognized currently in earnings.

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			12/31/2013			12/31/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		667,283	1,657,210		(128,878)	(121,484)
Asset	185,499,151	17,684,905	18,927,254	111,903,143	15,980,670	16,791,030
CDI (Interbank Deposit Rates)	48,684,752	15,667,136	16,430,599	34,842,508	4,330,806	4,976,512
Fixed Interest Rate - Real (1)	42,757,154	-	-	16,344,817	11,649,864	11,814,518
Indexed to Price and Interest Rates	16,519,189	-	-	14,386,596	-	-
Foreign Currency	77,463,284	1,966,918	2,445,764	46,238,783	-	-
Others	74,772	50,851	50,891	90,439	-	-
Liabilities	184,831,868	(17,017,622)	(17,270,044)	112,032,021	(16,109,548)	(16,912,514)
CDI (Interbank Deposit Rates)	33,017,616	-	-	30,511,702	-	-
Fixed Interest Rate - Real	58,760,456	(16,003,302)	(16,101,682)	4,694,953	-	-
Indexed to Price and Interest Rates	17,533,509	(1,014,320)	(1,168,362)	19,509,496	(5,122,900)	(5,512,171)
Foreign Currency (1)	53,018,934	-	-	57,178,415	(10,939,632)	(11,366,283)
Others	23,921	-	-	137,455	(47,016)	(34,060)
Options	232,507,300	(121,086)	(175,134)	266,060,934	(94,073)	(159,054)
Purchased Position	110,425,937	349,509	489,481	107,224,375	228,372	297,118
Call Option - US Dollar	3,815,905	108,122	178,192	1,792,837	44,838	31,993
Put Option - US Dollar	1,407,427	36,455	39,582	1,748,915	24,039	24,087
Call Option - Other	44,262,606	134,323	180,827	46,244,218	86,364	45,914
Interbank Market	43,304,479	88,525	149,768	45,411,468	51,667	2,289
Others (2)	958,127	45,798	31,059	832,750	34,697	43,625
Put Option - Other	60,939,999	70,609	90,880	57,438,405	73,131	195,124
Interbank Market	57,052,006	43,746	9,022	56,963,540	57,121	185,813
Others (2)	3,887,993	26,863	81,858	474,865	16,010	9,311
Sold Position	122,081,363	(470,595)	(664,615)	158,836,559	(322,445)	(456,172)
Call Option - US Dollar	3,507,854	(204,056)	(314,271)	1,453,215	(36,653)	(28,003)
Put Option - US Dollar	772,847	(16,514)	(20,075)	1,385,098	(14,684)	(6,036)
Call Option - Other	62,950,930	(162,371)	(253,129)	83,389,536	(152,818)	(103,294)
Interbank Market	61,871,607	(106,328)	(214,387)	81,602,615	(68,927)	(4,241)
Others (2)	1,079,323	(56,043)	(38,742)	1,786,921	(83,891)	(99,053)
Put Option - Other	54,849,732	(87,654)	(77,140)	72,608,710	(118,290)	(318,839)
Interbank Market	51,288,888	(44,524)	(12,019)	71,156,608	(64,771)	(272,536)
Others (2)	3,560,844	(43,130)	(65,121)	1,452,102	(53,519)	(46,303)
Futures Contracts	123,265,840	-	-	61,247,088	-	-
Purchased Position	41,555,262	-	-	40,376,893	-	-
Exchange Coupon (DDI)	3,772,361	-	-	2,916,996	-	-
Interest Rates (DI1 and DIA)	29,075,039	-	-	30,144,684	-	-
Foreign Currency	8,167,914	-	-	6,576,093	-	-
Indexes (3)	523,612	-	-	133,917	-	-
Treasury Bonds/Notes	-	-	-	605,203	-	-
Others	16,336	-	-	-	-	-
Sold Position	81,710,578	-	-	20,870,195	-	-
Exchange Coupon (DDI)	30,021,614	-	-	14,091,511	-	-
Interest Rates (DI1 and DIA)	10,028,771	-	-	6,556,673	-	-
Foreign Currency	18,179,682	-	-	12,414	-	-
Indexes (3)	20,401	-	-	17,926	-	-
Treasury Bonds/Notes	-	-	-	191,671	-	-
Average rate of Repo Operations (OC1)	23,460,110	-	-	-	-	-

					Bank
			12/31/2013			12/31/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	26,300,236	599,647	196,915	22,072,671	166,807	26,569
Purchased Commitment	14,192,258	(244,380)	(92,406)	11,046,667	(593,458)	197,859
Currencies	13,141,556	(244,380)	(92,406)	11,046,667	(593,458)	197,859
Others	1,050,702	-	-	-	-	-
Sell Commitment	12,107,978	844,027	289,321	11,026,004	760,265	(171,290)
Currencies	11,709,276	844,027	289,321	10,797,139	745,350	(185,614)
Others	398,702	-	-	228,865	14,915	14,324

						Consolidated
			12/31/2013			12/31/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		728,003	1,692,915		(121,049)	(116,011)
Asset	183,923,077	22,602,542	23,846,183	115,130,834	15,977,913	16,785,917
CDI (Interbank Deposit Rates)	53,873,861	21,531,580	22,301,171	37,663,575	6,989,364	7,644,387
Fixed Interest Rate - Real (1)	36,728,178	-	-	16,512,452	8,988,549	9,141,530
Indexed to Price and Interest Rates	16,519,189	-	-	14,386,596	-	-
Foreign Currency	76,750,555	1,043,589	1,497,546	46,477,772	-	-
Others	51,294	27,373	47,466	90,439	-	-
Liabilities	183,195,074	(21,874,539)	(22,153,268)	115,251,883	(16,098,962)	(16,901,928)
CDI (Interbank Deposit Rates)	32,342,281	-	-	30,674,211	-	-
Fixed Interest Rate - Real	57,588,397	(20,860,219)	(20,984,906)	7,523,903	-	-
Indexed to Price and Interest Rates	17,533,509	(1,014,320)	(1,168,362)	19,509,496	(5,122,900)	(5,512,171)
Foreign Currency (1)	75,706,966	-	-	57,406,818	(10,929,046)	(11,355,697)
Others	23,921	-	-	137,455	(47,016)	(34,060)
Options	234,782,478	(84,844)	(189,857)	266,060,940	(94,067)	(159,048)
Purchased Position	111,750,290	431,770	500,886	107,224,381	228,378	297,124
Call Option - US Dollar	3,815,905	108,122	178,192	1,792,837	44,838	31,993
Put Option - US Dollar	1,407,427	36,455	39,582	1,748,915	24,039	24,087
Call Option - Other	45,136,315	202,542	211,330	46,244,224	86,370	45,920
Interbank Market	43,304,479	88,525	149,768	45,411,468	51,667	2,289
Others (2)	1,831,836	114,017	61,562	832,756	34,703	43,631
Put Option - Other	61,390,643	84,651	71,782	57,438,405	73,131	195,124
Interbank Market	57,052,006	43,746	9,022	56,963,540	57,121	185,813
Others (2)	4,338,637	40,905	62,760	474,865	16,010	9,311
Sold Position	123,032,188	(516,614)	(690,743)	158,836,559	(322,445)	(456,172)
Call Option - US Dollar	3,507,854	(204,056)	(314,271)	1,453,215	(36,653)	(28,003)
Put Option - US Dollar	772,847	(16,514)	(20,075)	1,385,098	(14,684)	(6,036)
Call Option - Other	63,515,372	(180,324)	(267,640)	83,389,536	(152,818)	(103,294)
Interbank Market	61,871,607	(106,328)	(214,387)	81,602,615	(68,927)	(4,241)
Others (2)	1,643,765	(73,996)	(53,253)	1,786,921	(83,891)	(99,053)
Put Option - Other	55,236,115	(115,720)	(88,757)	72,608,710	(118,290)	(318,839)
Interbank Market	51,288,888	(44,524)	(12,019)	71,156,608	(64,771)	(272,536)
Others (2)	3,947,227	(71,196)	(76,738)	1,452,102	(53,519)	(46,303)
Futures Contracts	123,646,819	-	-	61,247,088	-	-
Purchased Position	41,654,829	-	-	40,376,893	-	-
Exchange Coupon (DDI)	3,772,361	-	-	2,916,996	-	-
Interest Rates (DI1 and DIA)	29,099,344	-	-	30,144,684	-	-
Foreign Currency	8,167,914	-	-	6,576,093	-	-
Indexes (3)	598,874	-	-	133,917	-	-
Treasury Bonds/Notes	-	-	-	605,203	-	-
Others	16,336	-	-	-	-	-

						Consolidated
			12/31/2013			12/31/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	81,991,990	-	-	20,870,195	-	-
Exchange Coupon (DDI)	30,021,614	-	-	14,091,511	-	-
Interest Rates (DI1 and DIA)	10,266,576	-	-	6,556,673	-	-
Foreign Currency	18,179,682	-	-	12,414	-	-
Indexes (3)	64,008	-	-	17,926	-	-
Treasury Bonds/Notes	-	-	-	191,671	-	-
Average rate of Repo Operations (OC1)	23,460,110	-	-	-	-	-
Forward Contracts and Others	26,308,836	601,728	199,019	22,072,671	166,807	26,569
Purchased Commitment	14,198,260	(245,186)	(93,212)	11,046,667	(593,458)	197,859
Currencies	13,147,558	(245,186)	(93,212)	11,046,667	(593,458)	197,859
Others	1,050,702	-	-	-	-	-
Sell Commitment	12,110,576	846,914	292,231	11,026,004	760,265	(171,290)
Currencies	11,711,716	844,027	289,321	10,797,139	745,350	(185,614)
Others	398,860	2,887	2,910	228,865	14,915	14,324
(1) In December 31, 12 includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				12/31/2013	12/31/2012
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	36,552,414	93,847,268	55,099,469	185,499,151	111,903,143
Options	3,263,388	1,001,540	228,242,372	232,507,300	266,060,934
Futures Contracts	-	-	123,265,840	123,265,840	61,247,088
Forward Contracts and Others	13,619,618	9,257,517	3,423,101	26,300,236	22,072,671

					Consolidated
					Notional
				12/31/2013	12/31/2012
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	36,552,414	86,954,433	60,416,230	183,923,077	115,130,834
Options	3,263,388	730,059	230,789,031	234,782,478	266,060,940
Futures Contracts	-	-	123,646,819	123,646,819	61,247,088
Forward Contracts and Others	13,628,060	9,257,517	3,423,259	26,308,836	22,072,671
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				12/31/2013	12/31/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	46,109,939	50,593,717	88,795,495	185,499,151	111,903,143
Options	164,663,028	39,539,634	28,304,638	232,507,300	266,060,934
Futures Contracts	54,359,314	33,626,057	35,280,469	123,265,840	61,247,088
Forward Contracts and Others	11,147,955	6,400,802	8,751,479	26,300,236	22,072,671

					Consolidated
					Notional
				12/31/2013	12/31/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	42,247,716	51,584,000	90,091,361	183,923,077	115,130,834
Options	165,992,171	40,560,563	28,229,744	234,782,478	266,060,940
Futures Contracts	54,465,502	33,816,696	35,364,621	123,646,819	61,247,088
Forward Contracts and Others	11,148,113	6,402,559	8,758,164	26,308,836	22,072,671

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				12/31/2013	12/31/2012
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	48,944,989	58,500,335	78,053,827	185,499,151	111,903,143
Options	222,007,293	2,796,722	7,703,285	232,507,300	266,060,934
Futures Contracts	123,265,840	-	-	123,265,840	61,247,088
Forward Contracts and Others	-	16,156,048	10,144,188	26,300,236	22,072,671

					Consolidated
					Notional
				12/31/2013	12/31/2012
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	48,944,989	56,694,561	78,283,527	183,923,077	115,130,834
Options	224,282,471	2,796,722	7,703,285	234,782,478	266,060,940
Futures Contracts	123,646,819	-	-	123,646,819	61,247,088
Forward Contracts and Others	-	16,164,648	10,144,188	26,308,836	22,072,671
(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

Transactions involving credit derivatives are performed with the purpose of reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the loan portfolio management.

In December 31, 2013 in the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$607,119 of cost and R$669,507 of market value and required stockholders' equity used amounted to R$3,585.

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			12/31/2013			12/31/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments Swap Contracts	25,104	(76,450)	(51,346)	58,851	(145,712)	(86,861)
Asset	2,035,733	(652,227)	1,383,506	1,294,285	29,543	1,323,828
CDI (Interbank Deposit Rates) (1) (2)	1,206,647	(685,468)	521,179	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	498,575	28,638	527,213	255,056	24,302	279,358
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	330,511	4,603	335,114	-	-	-

						Bank
			12/31/2013			12/31/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value

Liabilities	(2,010,629)	575,777	(1,434,852)	(1,235,434)	(175,255)	(1,410,689)
Indexed to Foreign Currency - US Dollar (1)	(756,399)	(76,113)	(832,512)	(783,790)	(107,159)	(890,949)
Indexed to Foreign Currency - Fixed Interest (2)	(538,292)	668,433	130,141	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(26,824)	(1,651)	(28,475)	(35,076)	(3,062)	(38,138)
CDI (Interbank Deposit Rates) (4)	(136,522)	(6,783)	(143,305)	(171,038)	(14,356)	(185,394)
Indexed to Foreign Currency - Libor - US Dollar (5)	(304,621)	(5,805)	(310,426)	-	-	-
Fixed Interest Rate - Real (6)	(247,971)	(2,304)	(250,275)	-	-	-
Hedge Object Asset	1,698,183	92,664	1,790,847	1,234,161	118,007	1,352,168
Lending Operation	1,163,617	54,033	1,217,650	870,491	81,974	952,465
Indexed to Foreign Currency - US Dollar	647,727	69,780	717,507	661,913	91,351	753,264
Indexed to Foreign Currency - Fixed Interest - US Dollar	26,840	373	27,213	35,094	676	35,770
Indexed Indices of Prices and Interest	104,851	2,104	106,955	-	-
CDI (Interbank Deposit Rates)	155,127	(6,948)	148,179	173,484	(10,053)	163,431
Fixed Interest Rate - Real	229,072	(11,276)	217,796	-	-	-
Securities	534,566	38,631	573,197	363,670	36,033	399,703
Available-for-Sale Securities - Debêntures	534,566	38,631	573,197	363,670	36,033	399,703
Liabilities	(332,147)	(2,963)	(335,110)	-	-	-
Securities Issued Abroad	(332,147)	(2,963)	(335,110)	-	-	-
Eurobonds	(332,147)	(2,963)	(335,110)	-	-	-

						Consolidated
			12/31/2013			12/31/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments Swap Contracts	38,532	(68,228)	(29,696)	59,148	(147,817)	(88,669)
Asset	2,514,466	(562,968)	1,951,498	1,581,458	105,351	1,686,809
CDI (Interbank Deposit Rates) (1) (2)	1,206,647	(685,468)	521,179	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	498,575	28,638	527,213	255,056	24,302	279,358
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	330,511	4,603	335,114	-	-	-
Indexed to Foreign Currency - Euro (1)	478,733	89,259	567,992	287,173	75,808	362,981
Liabilities	(2,475,934)	494,740	(1,981,194)	(1,522,310)	(253,168)	(1,775,478)
Indexed to Foreign Currency - US Dollar (1)	(1,221,704)	(157,150)	(1,378,854)	(1,070,666)	(185,072)	(1,255,738)
Indexed to Foreign Currency - Fixed Interest (2)	(538,292)	668,433	130,141	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(26,824)	(1,651)	(28,475)	(35,076)	(3,062)	(38,138)
CDI (Interbank Deposit Rates) (4)	(136,522)	(6,783)	(143,305)	(171,038)	(14,356)	(185,394)
Indexed to Foreign Currency - Libor - US Dollar (5)	(304,621)	(5,805)	(310,426)	-	-	-
Fixed Interest Rate - Real (6)	(247,971)	(2,304)	(250,275)	-	-	-

						Consolidated
			12/31/2013			12/31/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Object Asset	2,148,723	129,432	2,278,155	1,593,371	119,818	1,713,189
Lending Operation	1,614,157	90,801	1,704,958	1,229,701	83,785	1,313,486
Indexed to Foreign Currency - US Dollar	1,098,267	106,548	1,204,815	1,021,123	93,162	1,114,285
Indexed to Foreign Currency - Fixed Interest - US Dollar	26,840	373	27,213	35,094	676	35,770
Indexed Indices of Prices and Interest	104,851	2,104	106,955	-	-	-
CDI (Interbank Deposit Rates)	155,127	(6,948)	148,179	173,484	(10,053)	163,431
Fixed Interest Rate - Real	229,072	(11,276)	217,796	-	-	-
Securities	534,566	38,631	573,197	363,670	36,033	399,703
Available-for-Sale Securities - Debêntures	534,566	38,631	573,197	363,670	36,033	399,703
Liabilities	(332,147)	(2,963)	(335,110)	-	-	-
Securities Issued Abroad	(332,147)	(2,963)	(335,110)	-	-	-
Eurobonds	(332,147)	(2,963)	(335,110)	-	-	-

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with market value R$717,507 in the Bank R$1,204,815 in the Consolidated (31/12/2012 - R$753,264 in the Bank and R$1,114,285 in the Consolidated) and indexed Indices of Prices and Interest R$106,955 in the Bank and Consolidated and bonds and securities represented by debentures with fair value R$114,891 (12/31/2012 -R$133,273) in the Bank and Consolidated.

(2) Instruments whose hedge object are securities shown by debentures with fair value R$458,306 (12/31/2012 - R$266.430) in the Bank and Consolidated.
(3) Instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with market value R$27,213 (12/31/2012 - R$35,770) in the Bank and Consolidated.
(4) Instruments whose hedge object are loan operations indexed in CDI with fair value R$148,179 (12/31/2012 - R$163,431) in the Bank and Consolidated.
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$335,110 in the Bank and Consolidated.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Reais with a market value of R$217,796 in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
						12/31/2013
					Adjustment
			Notional	Cost	to Fair Value	Fair Value
Hedge Instruments Swap Contracts				(178,261)	(110,155)	(288,416)
Asset			2,653,360	2,653,360	34,937	2,688,297
Indexed to Foreign Currency - Swiss Franc (1)			983,011	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)			97,135	97,135	6,867	104,002
Indexed to Foreign Currency - Iuan (3)			58,043	58,043	1,131	59,174
Indexed in Reais (4)			1,278,611	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dolar (5)			236,560	236,560	28,717	265,277
Liabilities			(2,831,621)	(2,831,621)	(145,092)	(2,976,713)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)			(2,627,525)	(2,627,525)	(112,112)	(2,739,637)
CDI (Interbank Deposit Rates) (5)			(204,096)	(204,096)	(32,980)	(237,076)
Future Contracts			13,115,676	-	-	-
Foreign Currency - Dollar (7)			13,115,676	-	-	-

						Consolidated
						12/31/2013
					Adjustment
			Notional	Cost	to Fair Value	Fair Value
Hedge Instruments Swap Contracts				(166,190)	(110,280)	(276,470)
Asset			2,863,318	2,863,318	50,346	2,913,664
Indexed to Foreign Currency - Swiss Franc (1)			983,011	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)			97,135	97,135	6,867	104,002
Indexed to Foreign Currency - Iuan (3)			58,043	58,043	1,131	59,174
Indexed in Reais (4)			1,278,611	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dolar (5)			236,560	236,560	28,717	265,277
Indexed to Foreign Currency - Euro (6)			209,958	209,958	15,409	225,367

						Consolidated
						12/31/2013
					Adjustment
			Notional	Cost	to Fair Value	Fair Value
Liabilities			(3,029,508)	(3,029,508)	(160,626)	(3,190,134)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)			(2,627,525)	(2,627,525)	(112,112)	(2,739,637)
CDI (Interbank Deposit Rates) (5)			(204,096)	(204,096)	(32,980)	(237,076)
Indexed to Foreign Currency - Dolar (6)			(161,618)	(161,618)	(12,206)	(173,824)
Indexed to Foreign Currency - Reais (6)			(36,269)	(36,269)	(3,328)	(39,597)
Future Contracts			13,115,676
Foreign Currency - Dollar (7)			13,115,676

				Bank/Consolidated
				12/31/2013
		Value of the	Adjustment
	Notional	Curve	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(18,867)	(17,846)	(36,713)
Asset	818,997	818,997	60,173	879,170
Indexed to Foreign Currency -Swiss Franc (1)	678,335	678,335	53,619	731,954
Indexed to Foreign Currency -Chile (2)	91,379	91,379	6,584	97,963
Indexed to Foreign Currency - Iuan (3)	49,283	49,283	(30)	49,253
Liabilities	(837,864)	(837,864)	(78,019)	(915,883)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3)	(837,864)	(837,864)	(78,019)	(915,883)
Future Contracts	34,567,439	-	-	-
Foreign Currency - Dollar (7)	15,604,576	-	-	-
DI1 Rate (8)	18,962,863	-	-	-

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Hedge Object - Cost
Asset	13,111,013	15,538,109	13,308,608	15,538,109
Lending Operations - Import and Export Credit and Financing	12,906,917	15,538,109	12,906,917	15,538,109
Promissory Notes - PN	204,096	-	204,096	-
Lending Operations	-	-	197,595	-
Liabilitie	2,423,571	19,607,312	2,423,571	19,607,312
Eurobonds	2,423,571	820,077	2,423,571	820,077
Bank Deposit Certificate- CDB	-	18,787,235	-	18,787,235
(1) Operations due December 1, 2014, March 4, 2015 and April 12, 2016 (12/31/2012 - operations due December 1, 2014 and April 12, 2016), whose object of "hedging" transactions are eurobonds.
(2) Operation due April 13, 2016 (12/31/2012 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) Operation with maturing on December 24, 2014 (12/31/2012 - operation due December 24, 2014), and hedge object of eurobonds transactions.
(4) Operation due March 18, 2016, whose object of "hedge" is an operation of eurobonds.
(5) Operation maturing on April 10, 2018, which hedge objects its securities operation represented by promissory notes classified in "available-for-sale securities" category.
(6) Operations due April 3, 2018 and July 15, 2015, whose objects "hedge" contracts are loans from lenders.

(7) Operations due January 31, 2014 (31/12/2012 - operation due January 31, 2013) and the updated value of the instruments of R$ 12,904,246 (31/12/2012 - R$ 15,531,390), whose object of "hedge" are the loans - loan agreements and credit export and import.

(8) In the first quarter of 2013, due to the business strategy, the structures of "hedge" cash flow which had the object of "hedge" bank deposit certificates (CDB) were discontinued. The effect of marking to market of these futures contracts net of tax effects highlighted in equity corresponds to a debt of R$1,046 and will be amortized by January 2014, the remaining term of the hedging instruments.

In the Bank and Consolidated, the effect of marking to market the swaps and future contracts amounts a debit of R$168,050 (12/31/2012 - R$258,555), and is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VII) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Financial Treasury Bill - LFT	202,034	1,233,438	763,911	1,421,634
National Treasury Bill - LTN	2,492,437	3,699,901	2,521,736	3,699,901
National Treasury Notes - NTN	3,017,363	3,024,811	3,017,363	3,024,811
Total	5,711,834	7,958,150	6,303,010	8,146,346

VIII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Assets
Swap Differentials Receivable (1)	5,557,061	4,004,090	5,606,359	4,102,243
Option Premiums to Exercise	489,481	297,118	500,886	297,124
Forward Contracts and Others	1,151,175	431,788	1,154,084	431,788
Total	7,197,717	4,732,996	7,261,329	4,831,155

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Liabilities
Swap Differentials Payable (1)	4,239,613	4,249,148	4,219,610	4,343,636
Option Premiums Launched	664,615	456,172	690,743	456,172
Forward Contracts and Others	954,260	405,219	955,065	405,219
Total	5,858,488	5,110,539	5,865,418	5,205,027
(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013, have been applied in October 2013. Among the new requirements that are already in place, there is the change in parameters for calculating the risk relating to exposures in foreign currency, gold and assets subject to exchange rate changes, as described in the Bacen 3.641/2013; meeting the requirements established in Bacen Resolution 4.193/2013.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as of December 31, 2013.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to Changes in Interest Fixed Rate	(1,108)	(19,853)	(39,707)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(9,767)	(135,858)	(271,716)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(5,610)	(9,970)	(19,940)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(160)	(489)	(978)
Foreign Currency	Exposures subject to Foreign Exchange	(8,465)	(211,615)	(423,230)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(1,383)	(11,823)	(23,646)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(1,235)	(14,555)	(29,110)
Shares and Indexes	Exposures subject to Change in Shares Price	(3,486)	(87,142)	(174,284)
Others	Exposures not Meeting the Previous Settings	(994)	(50)	(99)
Total (1)		(32,208)	(491,355)	(982,710)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to Changes in Interest Fixed Rate	(30,514)	(854,985)	(1,619,450)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(8,411)	(253,579)	(434,305)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(1,703)	(25,295)	(48,941)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(47,114)	(253,798)	(530,827)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(10,316)	(55,043)	(119,343)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(44,938)	(283,314)	(537,036)
Foreign Currency	Exposures subject to Foreign Exchange	(2,791)	(69,780)	(139,559)
Total (1)		(145,787)	(1,795,794)	(3,429,461)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Lending Operations	160,832,895	153,292,914	195,015,027	184,448,390
Loans and Discounted Receivables	95,101,354	97,676,650	95,414,782	98,000,095
Financing	35,404,225	31,603,278	69,272,928	62,435,309
Rural, Agricultural and Industrial Financing	5,031,754	4,384,576	5,031,754	4,384,576
Real Estate Financing	25,198,820	19,601,192	25,198,820	19,601,192
Securities Financing	72,115	27,218	72,116	27,218
Lending Operations Related to Assignment	24,627	-	24,627	-
Leasing Operations	6,187	59,816	4,143,370	5,742,006
Advances on Foreign Exchange Contracts (1) (Note 9)	3,487,938	2,354,781	3,487,938	2,354,781
Other Receivables (2)	22,829,930	17,612,703	24,835,982	19,413,510
Total	187,156,950	173,320,214	227,482,317	211,958,687
Current	79,056,587	72,831,944	100,803,010	91,139,239
Long-term	108,100,363	100,488,270	126,679,307	120,819,448
(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

During the exercise 2012, Banco Santander, through its wholly-owned subsidiary in Spain, acquired by Banco Santander S.A. - Agency New York and London Agency under an arm, a portfolio of contracts related to financing and export operations imports contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the rates of the days when there were transactions. These transactions were conducted in accordance with the Policy on Related Party Transactions Bank, even after receipt of approval by the Board of Directors.

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3.533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the exercise 2013, operations were carried out credit assignment without recourse in the amount of R$R$49,668 (2012 - R$1,135,213) in the Bank and R$174,021 (2012 - 1,483,500) in the Consolidated and were recorded substantially in loans and discounted securities. These operations were classified as H risk level and the result recorded as revenue was R$39.524(2012 - R$21,380) in the Bank and R$40,010 (2012 - R$62,220) including reversion of the provision for loan and lease losses.

(ii) With Substantial Retention of Risks and Benefits

In March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On December 31, 2013, the present value of the divested operations is R$24,627 (Note 24.e).

In December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On December 31, 2013, the present value of the divested operations is R$ 356,109 (12/31/2012 - R$508,714) (Note 24.e).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3.401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Overdue	7,456,810	9,846,101	8,054,405	10,628,500
Due to:
Up to 3 Months	30,805,768	27,431,524	38,019,122	34,231,432
From 3 to 12 Months	48,250,819	45,400,420	62,783,888	56,907,807
Over 12 Months	100,643,553	90,642,169	118,624,902	110,190,948
Total	187,156,950	173,320,214	227,482,317	211,958,687

c) Lease Portfolio

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Gross Investment in Leasing Operations	6,615	65,562	4,888,958	6,887,120
Lease Receivables	2,830	26,578	2,988,760	4,333,763
Unrealized Residual Values (1)	3,785	38,984	1,900,198	2,553,357
Unearned Income on Lease	(2,552)	(25,505)	(2,913,695)	(4,202,381)
Offsetting Residual Values	(3,785)	(38,984)	(1,900,198)	(2,553,357)
Leased Assets	130,235	398,336	11,487,698	15,421,056
Accumulated Depreciation	(130,235)	(374,451)	(6,599,084)	(9,250,002)
Excess Depreciation	77,897	309,243	3,501,554	5,899,338
Losses on Unamortized Lease	-	-	186,660	171,660
Advances for Guaranteed Residual Value	(71,988)	(274,385)	(4,514,077)	(6,642,391)
Other Assets	-	-	5,554	10,963
Total of Lease Portfolio at Present Value	6,187	59,816	4,143,370	5,742,006
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$428 (12/31/2012 - R$5,746) in the Bank and R$745,588 (12/31/2012 - R$1,145,114) in the Consolidated.

On December 31, 2013 and 2012, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Overdue	1,373	3,978	91,257	159,823
Due to:
Up to 1 Year	5,183	54,725	2,333,958	3,302,469
From 1 to 5 Years	59	6,859	2,452,894	3,416,003
Over 5 Years	-	-	10,849	8,825
Total	6,615	65,562	4,888,958	6,887,120

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Overdue	1,189	4,222	63,451	103,536
Due to:
Up to 1 Year	4,959	49,904	2,201,831	3,094,096
From 1 to 5 Years	39	5,690	1,871,188	2,541,042
Over 5 Years	-	-	6,900	3,332
Total	6,187	59,816	4,143,370	5,742,006

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Private Sector	187,039,801	173,174,258	227,359,796	211,804,841
Industry	34,657,311	29,571,911	35,115,863	30,057,968
Commercial	21,738,207	21,646,181	25,864,260	25,061,840
Financial Institutions	197,173	20,066	199,784	23,082
Services and Other (1)	52,659,427	48,294,499	55,738,216	51,205,061
Individuals	72,755,901	69,257,059	105,409,890	101,072,348
Credit Cards	17,220,696	16,174,379	17,220,696	16,174,379
Mortgage Loans	15,702,015	11,812,395	15,702,015	11,812,395
Payroll Loans	13,718,526	13,547,617	13,718,526	13,547,617
Financing and Vehicles Lease	3,199,709	2,841,063	33,732,181	32,765,017
Others (2)	22,914,955	24,881,605	25,036,472	26,772,940
Agricultural	5,031,782	4,384,542	5,031,783	4,384,542
Public Sector	117,149	145,956	122,521	153,846
Federal	24	1	24	1
State	112,987	139,702	114,311	141,517
Municipal	4,138	6,253	8,186	12,328
Total	187,156,950	173,320,214	227,482,317	211,958,687
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							12/31/2013
Minimum Allowance				Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	56,858,023	-	56,858,023	-	-	-
A	0.5%	80,930,637	-	80,930,637	404,653	306,702	711,355
B	1%	14,474,770	1,582,868	16,057,638	160,576	287,053	447,629
C	3%	9,037,006	3,179,327	12,216,333	366,490	188,585	555,075
D	10%	3,719,299	1,840,663	5,559,962	555,996	-	555,996
E	30%	1,198,021	1,174,647	2,372,668	711,800	-	711,800
F	50%	2,207,466	1,452,961	3,660,427	1,830,214	-	1,830,214
G	70%	740,985	872,651	1,613,636	1,129,545	-	1,129,545
H	100%	2,543,201	5,344,425	7,887,626	7,887,626	-	7,887,626
Total		171,709,408	15,447,542	187,156,950	13,046,900	782,340	13,829,240

							Bank
						12/31/2012 - Adjusted
Minimum Allowance				Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	46,442,016	-	46,442,016	-	-	-
A	0.5%	79,499,827	-	79,499,827	397,499	306,665	704,164
B	1%	13,763,741	2,293,545	16,057,286	160,572	273,016	433,588
C	3%	7,001,575	4,211,811	11,213,386	336,402	-	336,402
D	10%	3,033,813	1,808,317	4,842,130	484,213	-	484,213
E	30%	794,524	1,578,325	2,372,849	711,855	-	711,855
F	50%	1,675,697	1,995,719	3,671,416	1,835,709	-	1,835,709
G	70%	173,982	1,250,903	1,424,885	997,420	-	997,420
H	100%	1,271,929	6,524,490	7,796,419	7,796,419	-	7,796,419
Total		153,657,104	19,663,110	173,320,214	12,720,089	579,681	13,299,770

							Consolidated
							12/31/2013
Minimum Allowance				Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	58,619,547	-	58,619,547	-	-	-
A	0.5%	111,269,636	-	111,269,636	556,348	332,701	889,049
B	1%	17,550,615	2,938,830	20,489,445	204,894	287,053	491,947
C	3%	9,864,660	4,521,914	14,386,574	431,597	188,586	620,183
D	10%	3,743,273	2,297,842	6,041,115	604,112	-	604,112
E	30%	1,219,632	1,403,462	2,623,094	786,928	-	786,928
F	50%	2,214,754	1,629,723	3,844,477	1,922,239	-	1,922,239
G	70%	743,335	1,002,274	1,745,609	1,221,927	-	1,221,927
H	100%	2,574,223	5,888,597	8,462,820	8,462,820	-	8,462,820
Total		207,799,675	19,682,642	227,482,317	14,190,865	808,340	14,999,205

							Consolidated
						12/31/2012 - Adjusted
Minimum Allowance				Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	47,960,273	-	47,960,273	-	-	-
A	0.5%	110,117,439	-	110,117,439	550,587	306,665	857,252
B	1%	15,030,596	3,487,597	18,518,193	185,182	273,016	458,198
C	3%	7,928,048	5,380,633	13,308,681	399,260	-	399,260
D	10%	3,045,249	2,309,588	5,354,837	535,484	-	535,484
E	30%	813,579	1,897,001	2,710,580	813,174	-	813,174
F	50%	1,690,798	2,250,305	3,941,103	1,970,552	-	1,970,552
G	70%	180,806	1,461,711	1,642,517	1,149,761	-	1,149,761
H	100%	1,303,670	7,101,394	8,405,064	8,405,064	-	8,405,064
Total		188,070,458	23,888,229	211,958,687	14,009,064	579,681	14,588,745
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Balance at Beginning	13,299,770	10,662,794	14,588,745	11,998,483
Allowances Recognized	12,867,590	13,072,319	14,319,082	14,991,388
Write-offs	(12,338,120)	(10,435,343)	(13,908,622)	(12,401,126)
Balance at End (1)	13,829,240	13,299,770	14,999,205	14,588,745
Current	2,895,583	2,501,262	3,393,387	2,998,111
Long-term	10,933,657	10,798,508	11,605,818	11,590,634
Recoveries Credits (2)	2,313,552	1,551,874	2,507,103	1,768,656
(1) Includes R$1,370 (2012 - R$7,252) in the Bank and R$128,750 (2012 - R$224,399) in the Consolidated related to leasing operations.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting to R$10,985 (2012 - R$232,865) Bank and R$37,084 (2012 - R$267,968) Consolidated.

g) Renegotiated Credits

				Bank/Consolidated
			12/31/2013	12/31/2012
Renegotiated Credits			14,015,130	10,991,962
Allowance for Loan Losses			(7,050,081)	(5,633,351)
Percentage of Coverage on Renegotiated Credits			50.3%	51.2%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	12/31/2013		12/31/2012
	Risk	%	Risk	%
Biggest Debtor	8,596,046	2.9%	9,399,824	3.4%
10 Biggest	33,179,181	11.0%	31,380,670	11.4%
20 Biggest	46,717,909	15.5%	42,713,428	15.5%
50 Biggest	68,040,877	22.6%	60,053,118	21.8%
100 Biggest	85,299,535	28.3%	74,531,667	27.1%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			12/31/2013	12/31/2012
Assets
Rights to Foreign Exchange Sold			29,991,186	19,012,376
Exchange Purchased Pending Settlement			17,041,069	19,597,683
Advances in Local Currency			(106,151)	(117,647)
Income Receivable from Advances and Importing Financing (Note 8.a)			75,848	61,722
Currency and documents Term Foreign Currency			7,634	-
Total			47,009,586	38,554,134
Current			46,418,065	38,349,206
Long-term			591,521	204,928

				Bank/Consolidated
			12/31/2013	12/31/2012
Liabilities
Exchange Sold Pending Settlement			30,287,728	18,920,118
Foreign Exchange Purchased			16,633,440	19,832,738
Advances on Foreign Exchange Contracts (Note 8.a)			(3,487,938)	(2,354,781)
Others			395	491
Total			43,433,625	36,398,566
Current			42,926,601	36,246,517
Long-term			507,024	152,049
Memorandum Accounts
Open Import Credits			785,111	945,555
Confirmed Export Credits			614,142	353,018

10. Trading Account

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Assets
Financial Assets and Pending Settlement Transactions	202,360	301,003	210,934	301,003
Clearinghouse Transactions	3,597	-	23,517	-
Debtors Pending Settlement	11,353	12,160	72,536	192,489
Stock Exchanges - Guarantee Deposits	1,121,272	7,370	1,121,272	7,370
Others (1)	186,467	583,745	186,466	583,751
Total (Current)	1,525,049	904,278	1,614,725	1,084,613
Current	1,521,451	904,278	1,611,127	1,084,613
Long-term	3,598	-	3,598	-

		Bank		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Liabilities
Acquisition and subscription of Securities Arising Release	-	-	1,274	-
Financial Assets and Pending Settlement Transactions	498,925	226,204	481,390	228,373
Creditors Pending Settlement	3,067	55,925	93,857	219,846
Creditors for Loan of Shares	202,063	281,244	437,991	281,244
Clearinghouse Transactions	-	-	793	17,482
Records and Settlement	1,857	1,475	2,091	1,817
Others	-	-	345	356
Total (Current)	705,912	564,848	1,017,741	749,118
Current	659,005	564,848	969,560	749,118
Long-term	46,907	-	48,181	-
(1) Includes the value to R$186,467 of deposits as collateral to derivative transactions conducted with customers over the counter (12/31/2012 - R$530,807).

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

	12/31/2012			Bank
	Adjusted	Recognition	Realization	12/31/2013
Allowance for Loan Losses	4,146,471	4,975,366	(2,961,343)	6,160,494
Reserve for Legal and Administrative Proceedings - Civil	577,850	309,240	(285,032)	602,058
Reserve for Tax Risks and Legal Obligations	3,299,650	784,636	(646,556)	3,437,730
Reserve for Legal and Administrative Proceedings - Labor	995,968	280,869	(549,557)	727,280
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,172,387	-	(173,583)	998,804
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	347,076	193,986	-	541,062
Accrual for Pension Plan (2)	1,787,068	102,194	(930,229)	959,033
Profit Sharing, Bonuses and Personnel Gratuities	248,854	355,568	(347,552)	256,870
Other Temporary Provisions	1,533,947	832,445	-	2,366,392
Total Tax Credits on Temporary Differences	14,109,271	7,834,304	(5,893,852)	16,049,723
Tax Loss Carryforwards	1,465,953	-	(659,163)	806,790
Social Contribution Tax - Executive Act 2.158/2001	683,581	-	-	683,581
Total Tax Credits	16,258,805	7,834,304	(6,553,015)	17,540,094
Unrecorded Tax Credits	(563,697)	-	405,043	(158,654)
Balance of Recorded Tax Credits	15,695,108	7,834,304	(6,147,972)	17,381,440
Current	6,020,627			4,711,337
Long-term	9,674,481			12,670,103

				Bank
	12/31/2011	Recognition	Realization	12/31/2012
Allowance for Loan Losses	4,098,216	5,071,235	(5,022,980)	4,146,471
Reserve for Legal and Administrative Proceedings - Civil	531,309	244,800	(198,259)	577,850
Reserve for Tax Risks and Legal Obligations	2,613,798	803,532	(117,680)	3,299,650
Reserve for Legal and Administrative Proceedings - Labor	1,221,829	533,795	(759,656)	995,968
Amortized Goodwill	116,762	-	(116,762)	-
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,674,264	-	(501,877)	1,172,387
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	100,788	246,288	-	347,076
Accrual for Pension Plan	314,938	1,478,231	(6,101)	1,787,068
Profit Sharing, Bonuses and Personnel Gratuities	313,422	363,191	(427,759)	248,854
Other Temporary Provisions	1,452,661	118,467	(37,181)	1,533,947
Total Tax Credits on Temporary Differences	12,437,987	8,859,539	(7,188,255)	14,109,271
Tax Loss Carryforwards	329,249	1,136,704	-	1,465,953
Social Contribution Tax - Executive Act 2.158/2001	683,581	-	-	683,581
Total Tax Credits	13,450,817	9,996,243	(7,188,255)	16,258,805
Unrecorded Tax Credits	(889,053)	-	325,356	(563,697)
Balance of Recorded Tax Credits	12,561,764	9,996,243	(6,862,899)	15,695,108
Current	5,980,796			6,020,627
Long-term	6,580,968			9,674,481

				Change
			12/31/2012	Scope			Consolidated
			Adjusted	Consolidation (3)	Recognition	Realization	12/31/2013
Allowance for Loan Losses			4,921,857	(767)	5,532,441	(3,431,280)	7,022,251
Reserve for Legal and Administrative Proceedings - Civil			632,290	(5)	373,542	(341,584)	664,243
Reserve for Tax Risks and Legal Obligations			3,801,170	(6,700)	956,248	(659,684)	4,091,034
Reserve for Legal and Administrative Proceedings - Labor			1,024,009	(1,039)	302,081	(570,809)	754,242
Amortized Goodwill			7,455	-	-	-	7,455
Adjustment to Fair Value of Trading Securities and Derivatives (1)			1,176,295	-	-	(176,923)	999,372
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)			347,137	-	239,779	-	586,916
Accrual for Pension Plan (2)			1,805,689	-	94,437	(930,229)	969,897
Profit Sharing, Bonuses and Personnel Gratuities			269,902	(4,341)	380,332	(373,702)	272,191
Other Temporary Provisions			1,627,343	(3,924)	853,377	(10,224)	2,466,572
Total Tax Credits on Temporary Differences			15,613,147	(16,776)	8,732,237	(6,494,435)	17,834,173
Tax Loss Carryforwards			2,805,344	-	18,277	(1,235,520)	1,588,101
Social Contribution Tax - Executive Act 2.158/2001			697,727	-	-	-	697,727
Total Tax Credits			19,116,218	(16,776)	8,750,514	(7,729,955)	20,120,001
Unrecorded Tax Credits			(566,383)	-	-	405,991	(160,392)
Balance of Recorded Tax Credits			18,549,835	(16,776)	8,750,514	(7,323,964)	19,959,609
Current			7,139,554				5,476,303
Long-term			11,410,281				14,483,306

							Consolidated
				12/31/2011	Recognition	Realization	12/31/2012
Allowance for Loan Losses				4,910,458	5,731,173	(5,719,774)	4,921,857
Reserve for Legal and Administrative Proceedings - Civil				572,192	320,264	(260,166)	632,290
Reserve for Tax Risks and Legal Obligations				3,078,496	977,221	(254,547)	3,801,170
Reserve for Legal and Administrative Proceedings - Labor				1,250,403	569,030	(795,424)	1,024,009
Amortized Goodwill				124,705	-	(117,250)	7,455
Adjustment to Fair Value of Trading Securities and Derivatives (1)				1,674,588	3,815	(502,108)	1,176,295
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)				100,918	246,291	(72)	347,137
Accrual for Pension Plan				314,938	1,496,852	(6,101)	1,805,689
Profit Sharing, Bonuses and Personnel Gratuities				333,032	390,192	(453,322)	269,902
Other Temporary Provisions				1,544,846	127,750	(45,253)	1,627,343
Total Tax Credits on Temporary Differences				13,904,576	9,862,588	(8,154,017)	15,613,147
Tax Loss Carryforwards				1,523,618	1,565,704	(283,978)	2,805,344
Social Contribution Tax - Executive Act 2.158/2001				697,727	-	-	697,727
Total Tax Credits				16,125,921	11,428,292	(8,437,995)	19,116,218
Unrecorded Tax Credits				(995,838)	-	429,455	(566,383)
Balance of Recorded Tax Credits				15,130,083	11,428,292	(8,008,540)	18,549,835
Current				7,086,783			7,139,554
Long-term				8,043,300			11,410,281
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees (adoption new version of CPC 33) as mentioned (Note 3.l).
(3) Change in shareholding company Webmotors S.A. and sale of interest in the company Santander Asset Brazil, as corporate restructuring (Note 35.a and d).

b) Expected Realization of Recorded Tax Credits

							Bank
							12/31/2013
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2014	2,834,260	1,715,064	67,724	75,624	18,665	4,711,337	4,711,337
2015	1,903,421	1,135,314	67,724	417,016	111,069	3,634,544	3,634,544
2016	3,561,663	2,123,874	11,759	-	-	5,697,296	5,697,296
2017	357,368	210,630	11,759	279,436	176,797	1,035,990	1,035,990
2018	249,929	155,213	11,760	-	210,808	627,710	627,710
2019 To 2021	536,824	321,101	-	-	166,242	1,024,167	1,024,167
2022 To 2023	381,915	268,481	-	-	-	650,396	650,396
2024 To 2026	93,637	30,303	-	34,714	-	158,654	-
Total	9,919,017	5,959,980	170,726	806,790	683,581	17,540,094	17,381,440

							Consolidated
							12/31/2013
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2014	3,117,746	1,889,034	68,751	373,158	28,121	5,476,810	5,476,303
2015	2,108,912	1,265,935	68,751	531,563	115,759	4,090,920	4,090,304
2016	4,103,639	2,423,526	12,756	30,822	-	6,570,743	6,570,128
2017	376,536	220,868	12,756	411,391	176,797	1,198,348	1,198,348
2018	296,768	181,083	12,757	128,074	210,808	829,490	829,490
2019 To 2021	553,886	330,067	-	78,380	166,242	1,128,575	1,128,575
2022 To 2023	392,675	273,786	-	-	-	666,461	666,461
2024 To 2026	93,637	30,303	-	34,714	-	158,654	-
Total	11,043,799	6,614,602	175,771	1,588,102	697,727	20,120,001	19,959,609

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$14,885,656 (12/31/2012-R$13,008,571) in the Bank and R$17,111,298 (12/31/2012 - R$15,588,568) Consolidated and the present value of recorded tax credits is R$14,811,543 (12/31/2012 - R$12,724,981) in the Bank and R$17,035,632 (12/31/2012 - R$15,302,810) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

					Bank		Consolidated
				12/31/2013	12/31/2012	12/31/2013	12/31/2012
Notes and Credits Receivable (Note 8.a)
Credit Cards				12,881,066	11,691,143	12,881,066	11,691,143
Receivables				9,660,237	5,580,687	11,662,633	7,375,987
Rural Product				181,372	235,419	181,372	235,419
Escrow Deposits for
Tax Claims				3,157,559	3,072,467	4,787,168	4,410,149
Labor Claims				1,762,154	1,932,400	1,816,345	1,986,843
Others				523,711	555,362	643,349	662,829
Contract Guarantees - Former Controlling Stockholders (Note 21.i)				816,550	827,471	954,325	991,394
Recoverable Taxes				2,023,236	2,502,900	2,878,144	3,528,082
Receivables - Buyer Services				5,578,749	3,759,737	5,578,749	3,759,737
Reimbursable Payments				445,492	319,332	170,340	159,794
Salary Advances/Others				57,990	230,280	67,669	235,481
Debtors for Purchase of Assets (Note 8.a)				26,525	34,540	30,181	40,047
Receivable from Affiliates (Note 24.e)				463,830	224,165	449,457	210,330
Others				898,187	1,192,341	1,232,332	1,778,153
Total				38,476,658	32,158,244	43,333,130	37,065,388
Current				27,953,828	22,820,862	29,987,862	24,679,009
Long-term				10,522,830	9,337,382	13,345,268	12,386,379

13. Dependence Information and Foreign Subsidiary

Banco Santander established has an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch		Santander Brasil EFC
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Assets	54,417,661	54,205,207	2,637,374	2,106,781
Current and Long-term Assets	54,417,625	54,205,166	2,635,687	2,105,386
Cash	797,864	158,240	1,277	2,866
Interbank Investments	7,991,046	9,878,978	1,734,153	1,506,745
Securities and Derivatives Financial Instruments	22,087,114	23,278,996	173,500	88,907
Lending Operations (1)	21,017,637	18,142,854	721,754	503,286
Foreign Exchange Portfolio	1,324,896	1,744,631	-	-
Others	1,199,068	1,001,467	5,003	3,582
Permanent Assets	36	41	1,687	1,395
Liabilities	54,417,661	54,205,207	2,637,374	2,106,781
Current and Long-term Liabilities	37,354,531	33,376,847	187,857	88,434
Deposits and Money Market Funding	1,899,908	2,307,837	-	9,865
Funds from Acceptance and Issuance of Securities	18,131,052	14,760,372	-	-
Borrowings (2)	13,586,368	12,403,362	54,431	-
Foreign Exchange Portfolio	1,267,148	1,667,876	-	-
Others	2,470,055	2,237,400	133,426	78,569
Deferred Income	2,184	5,213	5,079	-
Stockholders' Equity (3)	17,060,946	20,823,147	2,444,438	2,018,347
Result	1,444,599	1,150,377	23,113	2,263
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) In June 2013, the Grand Cayman Branch paid the amount of R$6.7 billion through dividends to Banco Santander.

14. Investments in Affiliates and Subsidiaries

					12/31/2013
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Consórcio	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações) (4) (6)	Holding	3,234	-	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (1)	Other Activities	8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (6)	Insurance Broker	174,360,451	-	60.65%	60.65%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santos Energia Participações S.A (Santos Energia) (16)	Holding	131,583	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%

					12/31/2013
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by CFI RCI Brasil (3)
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) (3)	Leasing	163	81	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Ablasa Participações S.A. (Ablasa) (15)	Holding	1,938,026	-	-	100.00%
Controlled by Santander Serviços (6)
Webcasas S.A. (11)	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A.
Idéia Produções e Design Ltda. - MEC (Idéia Produções) (8)	Other Activities	220	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (2)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (2)	Other Activities	3,859	2,953	11.11%	11.11%
Jointly Controlled Companies by Santander Serviços (6)
Webmotors S.A. (4) (6) (11) (12)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan) (7)	Other Activities	781,971	-	-	20.82%
Controlled by Santos Energia
Central Eólica Santo Antônio de Pádua S.A	Wind	22,163	-	100.00%	100.00%
Central Eólica São Cristóvão S.A	Wind	40,497	-	100.00%	100.00%
Central Eólica São Jorge S.A.	Wind	42,810	-	100.00%	100.00%
Affiliate
BW Guirapá I S.A. (13)	Holding	155	-	40.57%	40.57%
Norchem Holding e Negócios S.A. (Norchem Holding)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Net Income (Loss)		Equity Accounting Results
	Stockholders'	Adjusted	Investments Value
	Equity	01/01 to		12/31/2012	01/01 to	01/01 to
	12/31/2013	12/31/2013	12/31/2013	Adjusted	12/31/2013	12/31/2012
Controlled by Banco Santander
Santander Leasing (9)	5,034,417	218,424	3,955,744	8,051,883	171,625	835,921
RCI Brasil Leasing (3)	-	-	-	-	-	8,732
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) (14)	-	55,624	-	172,443	55,624	55,313
Santander Consórcios (5)	-	-	-	-	-	62
Santander Brasil Consórcio	127,038	24,292	127,038	108,036	24,292	31,028
Banco Bandepe	2,944,279	105,150	2,944,279	3,168,549	105,150	284,022
Aymoré CFI	1,054,375	58,816	1,054,375	1,117,959	58,816	(103,556)
CFI RCI Brasil	1,171,456	229,042	465,151	392,662	105,884	66,206
CRV DTVM	29,108	4,986	29,108	25,381	4,986	4,256
Santander CCVM (17)	261,947	60,509	261,947	297,755	60,509	63,142
Microcrédito	21,392	3,277	21,392	19,064	3,277	6,571
Santander Brasil Advisory	12,914	806	12,465	12,295	778	1,369
Santander Participações (4) (6)	1,252,642	84,081	1,252,642	1,199,541	84,081	190,317
Webmotors S.A. (4) (6) (11) (12)	-	-	-	-	-	5,324
Santander Getnet (1)	113,866	98,847	56,932	26,636	49,424	13,576
Sancap	370,459	92,179	348,567	333,744	92,179	116,873
Santander Serviços (6) (17)	587,926	189,261	356,597	322,574	114,794	(485)
MS Participações Societárias S.A (MS Participações) (10)	-	(3,390)	-	26,620	7,751	(15,691)
Mantiq	6,937	754	6,937	6,503	754	1,703
Santos Energia (16)	82,448	(3,051)	82,448	5,288	(3,362)	(1,225)
Santander Brasil EFC	2,444,438	23,113	2,444,410	2,018,329	23,157	2,297
Controlled by CFI RCI Brasil (3)
RCI Brasil Leasing (3)	700,156	72,941	-	-	-	-
Controlled by Sancap
Santander Capitalização	213,035	85,289	-	-	-	-
Ablasa (15)	22,675	225	-	-	-	-
Controlled by Santander Serviços (6)
Webcasas S.A. (11)	23,972	(528)	-	-	-	-

Controlled by Webmotors S.A.
Idéia Produções (8)	653	587	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (2)	75,192	8,605	10,253	10,285	1,173	1,306
Norchem Participações	48,507	2,450	24,253	23,369	1,225	840
EBP (2)	99,773	25,132	11,086	2,726	5,530	2,046
Jointly Controlled Companies by Santander Serviços (6)
Webmotors S.A. (4) (6) (11) (12)	210,012	20,860	-	-	-	-
TecBan (7)	252,566	60,859	-	-	-	-
Controlled by Santos Energia
Central Eólica Santo Antônio de Pádua S.A	22,215	(173)	-	-	-	-
Central Eólica São Cristóvão S.A	40,029	(243)	-	-	-	-
Central Eólica São Jorge S.A.	42,432	(193)	-	-	-	-
Affiliate
BW Guirapá I S.A. (13)	118,817	(14,410)	88,715	-	(6,285)	-
Norchem Holding	124,580	27,367	27,096	22,666	5,952	1,076
Total Bank (17)			13,581,435	17,364,308	967,314	1,571,023
Affiliate
BW Guirapá I S.A. (13)	118,817	(14,410)	88,715	-	(6,285)	-
Norchem Holding	124,580	27,367	27,096	22,666	5,952	1,076
Others	-	-	-	-	20,446	-
Total Consolidated			115,811	22,666	20,113	1,076

(1) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.

(2) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(3) In Meeting on May 31, 2012, the shareholders of RCI Brasil Leasing and CFI RCI Brasil, approved the merger of all shares of RCI Brasil Leasing the property of CFI RCI Brasil on the base date of March 31, 2012 so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil (Note 35.d).

(4) On June 29, 2012, the increase of capital of Santander Participações was approved of R$135,000, through the issue of new shares, subscribed and paid by Banco Santander as follows: R$69,163 in local currency and R$65,837 through the conference 366,182,675 shares of its wholly-owned subsidiary Webmotors S.A., transferring control to Santander Participações on the base date of April 30, 2012.

(5) Company incorporated by Santander Brasil Consórcio on July 31, 2012 (Note 35.b).
(6) Corporate restructuring in order to separate equity investments of entities that provide complementary services to the financial services conglomerate (Note 35.a).
(7) Investment acquired in March 2013 (Note 35.a).
(8) Investment acquired in January 2013 (Note 35.d).

(9) The capital of Santander Leasing was reduced without changing the number of shares issued in the amount of R$5,000,000, to be considered excessive to maintain its activities, according to article 173 of Law 6.404/1976 and under the AGE of the company, held on January 4, 2013 (Note 35.d).

(10) Banco Santander has increased the capital of MS Participações of R$40,000 in February, R$14,685 in May, R$6,000 in July and R$41,000 in August totaling an increase of R$105,000 in 2013 through the issue of new shares. On November 22, 2013 Banco Santander disposed of its 100% MS Participações relating to 61,083,484,000 shares for Capital Riesgo Global S.C.R de Regimén Simplificado S.A (Note 24.e, 31 and 35.d).

(11) On April 30, 2013, Webmotors S.A. was partially spun off to form a new company called Webcasas S.A. (Note 35.d).

(12) On June 28, 2013 were approved the capital increase of Webmotors S.A. in the amount of R$180,000, through the issue of 156,935,435 thousand shares representing 30% of all shares, which were subscribed and paid by the Carsales.com Investments PTY LTD. (Carsales) (Note 35.d). Although participation exceeds 50%, in accordance with the shareholders' agreement, Banco Santander and Carsales now joint control.

(13) In June 2013, Banco Santander endorsed R$95,000 and paid R$50,000 in the BW Guirapá I S.A.’s and in October 2013 there was a capital payment in the amount of R$37,801 without issuance of new shares capital, the Company's purpose is to participate as a holder of 100% of subsidiaries capital : Central Eólica Angelical S.A., Central Eólica Caititu S.A., Central Eólica Coqueirinho S.A., Central Eólica Corrupião S.A., Central Eólica Inhambu S.A., Central Eólica Tamanduá Mirim S.A. and Central Eólica Teiu S.A.

(14) Sold Investment in December 17, 2013 (Note 24.e, 31 and 35.a).

(15) On October 24, 2013, the Sancap acquired from Banco Santander Spain 50,800 common shares, no face value, referred to 100% of the share capital of ABLASA. On October 31, 2013, was effected an increase in capital by Sancap R$44,949 in value, 1.937.975.272 through the issue of new common shares, no face value.

(16) On November 18, 2013, was effected capital increase of R$59,000 with the issuance of 94,177 common shares.
(17) In December 31, 2013 includes adjustments of the benefit plan to employees (adoption of the new version CPC 33) described in Note 3.I.

15. Fixed Assets

				Bank
			12/31/2013	12/31/2012
	Cost	Depreciation	Net	Net
Real Estate	2,028,093	(467,569)	1,560,524	1,627,842
Land (1)	676,126	-	676,126	683,092
Buildings (1)	1,351,967	(467,569)	884,398	944,750
Others Fixed Assets	9,408,630	(4,492,602)	4,916,028	3,938,298
Installations, Furniture and Equipment (1)	2,169,236	(902,126)	1,267,110	1,142,929
Data Processing Equipment	2,173,960	(1,705,092)	468,868	489,012
Leasehold Improvements	3,032,113	(1,329,599)	1,702,514	1,288,268
Security and Communication Equipment	546,975	(320,636)	226,339	216,242
Others	1,486,346	(235,149)	1,251,197	801,847
Total	11,436,723	(4,960,171)	6,476,552	5,566,140

				Consolidated
			12/31/2013	12/31/2012
	Cost	Depreciation	Net	Net
Real Estate	2,036,637	(471,098)	1,565,539	1,628,576
Land (1)	677,618	-	677,618	684,245
Buildings (1)	1,359,019	(471,098)	887,921	944,331
Others Fixed Assets	9,902,625	(4,661,618)	5,241,007	3,973,510
Installations, Furniture and Equipment (1)	2,255,222	(950,463)	1,304,759	1,147,469
Data Processing Equipment	2,324,001	(1,790,775)	533,226	490,086
Leasehold Improvements	3,084,539	(1,354,747)	1,729,792	1,316,955
Security and Communication Equipment	551,518	(324,790)	226,728	216,491
Others	1,687,345	(240,843)	1,446,502	802,509
Total	11,939,262	(5,132,716)	6,806,546	5,602,086

(1) In the Bank and Consolidated in 2013, there were sales to the Building Fund of land amounting to R$3,626, buildings of R$5,748 and installations in the amount of R$6,576, totaling R$15,950 (Note 31).

16. Intangibles

				Bank
			12/31/2013	12/31/2012
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,012,090	(16,844,806)	9,167,284	12,804,269
Other Intangible Assets	6,899,563	(3,235,842)	3,663,721	4,197,188
Acquisition and Development of Software	3,939,598	(2,069,713)	1,869,885	2,137,460
Exclusivity Contracts for Provision of Banking Services	2,797,604	(1,131,781)	1,665,823	1,916,124
Others	162,361	(34,348)	128,013	143,604
Total	32,911,653	(20,080,648)	12,831,005	17,001,457

				Consolidated
			12/31/2013	12/31/2012
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,245,038	(16,871,431)	9,373,607	12,937,390
Other Intangible Assets	7,061,807	(3,290,950)	3,770,857	4,280,238
Acquisition and Development of Software	4,086,144	(2,122,711)	1,963,433	2,215,142
Exclusivity Contracts for Provision of Banking Services	2,797,604	(1,131,781)	1,665,823	1,916,124
Others	178,059	(36,458)	141,601	148,972
Total	33,306,845	(20,162,381)	13,144,464	17,217,628

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years.We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

The impairment test of goodwill was conducted in 2013 and 2012 and for the current period was not identified any evidence of impairment.

	Commercial Bank
	2013	2012
Main Assumptions:
Basis of valuation		Value in use: cash flows
Period of the projections of cash flows (1)	10 years	10 years
Growth Rate	7.0%	6.0%
Discount Rate (2)	14.8%	15.0%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

17. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					12/31/2013	12/31/2012
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	15,908,950	-	-	-	15,908,950	13,680,737
Savings Deposits	33,589,050	-	-	-	33,589,050	26,856,910
Interbank Deposits	-	543,977	18,881,117	30,339	19,455,433	32,557,366
Time Deposits	245,918	18,031,415	12,354,654	50,874,361	81,506,348	82,872,313
Total	49,743,918	18,575,392	31,235,771	50,904,700	150,459,781	155,967,326
Current					99,555,081	104,628,175
Long-term					50,904,700	51,339,151

						Consolidated
					12/31/2013	12/31/2012
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	15,604,642	-	-	-	15,604,642	13,457,096
Savings Deposits	33,589,050	-	-	-	33,589,050	26,856,910
Interbank Deposits	-	755,447	2,066,845	1,097,225	3,919,517	3,392,498
Time Deposits	245,918	17,983,411	12,354,593	50,515,976	81,099,898	82,838,635
Total	49,439,610	18,738,858	14,421,438	51,613,201	134,213,107	126,545,139
Current					82,599,906	74,901,698
Long-term					51,613,201	51,643,441

b) Money Market Funding

						Bank
					12/31/2013	12/31/2012
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		33,284,501	13,820,533	25,010,361	72,115,395	61,977,204
Government Securities		28,183,921	35,128	-	28,219,049	25,215,393
Debt Securities in Issue		4,561,765	11,285,884	22,837,880	38,685,529	-
Others		538,815	2,499,521	2,172,481	5,210,817	36,761,811
Third Parties		22,528,274	-	-	22,528,274	9,146,494
Linked to Trading Portfolio Operations		7,217,167	561,685	-	7,778,852	8,529,982
Total		63,029,942	14,382,218	25,010,361	102,422,521	79,653,680
Current					77,412,160	52,185,328
Long-term					25,010,361	27,468,352

					Consolidated
				12/31/2013	12/31/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	24,617,986	13,566,764	23,526,094	61,710,844	56,654,803
Government Securities	19,517,407	35,128	-	19,552,535	20,356,214
Debt Securities in Issue	4,561,765	11,242,610	22,191,097	37,995,472	35,251,001
Others	538,814	2,289,026	1,334,997	4,162,837	1,047,588
Third Parties	8,972,394	-	-	8,972,394	7,343,777
Linked to Trading Portfolio Operations	7,217,167	561,685	-	7,778,852	8,529,982
Total	40,807,547	14,128,449	23,526,094	78,462,090	72,528,562
Current				54,935,996	45,349,856
Long-term				23,526,094	27,178,706

c) Funds from Acceptance and Issuance of Securities

					Bank
				12/31/2013	12/31/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	8,915,476	19,085,718	18,980,292	46,981,486	38,565,501
Real Estate Credit Notes - LCI (1)	5,433,711	10,639,465	1,004,239	17,077,415	11,236,842
Agribusiness Credit Notes - LCA (2)	541,584	1,114,818	25,244	1,681,646	2,008,472
Treasury Bills (3)	2,940,181	7,331,435	17,950,809	28,222,425	25,320,187
Securities Issued Abroad	4,593,681	1,699,950	11,876,089	18,169,720	15,298,438
Eurobonds	4,324,136	1,442,835	10,155,512	15,922,483	13,062,349
Securitization Notes - MT100 (4)	269,545	257,115	1,720,577	2,247,237	2,236,089
Total	13,509,157	20,785,668	30,856,381	65,151,206	53,863,939
Current				34,294,825	29,557,231
Long-term				30,856,381	24,306,708

					Consolidated
				12/31/2013	12/31/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	41,133	520,824	545,508	1,107,465	1,092,478
Debentures Resources (5)	128,712	39,737	-	168,449	160,508
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	8,979,266	19,589,336	21,046,719	49,615,321	39,742,267
Real Estate Credit Notes - LCI (1)	5,433,711	10,641,464	1,004,997	17,080,172	11,241,195
Agribusiness Credit Notes - LCA (2)	541,584	1,114,818	25,244	1,681,646	2,008,472
Treasury Bills (3)	3,003,971	7,833,054	20,016,478	30,853,503	26,492,600
Securities Issued Abroad	4,593,681	1,699,950	11,876,089	18,169,720	15,298,438
Eurobonds	4,324,136	1,442,835	10,155,512	15,922,483	13,062,349
Securitization Notes - MT100 (4)	269,545	257,115	1,720,577	2,247,237	2,236,089
Total	13,742,792	21,849,847	33,468,316	69,060,955	56,293,691
Current				35,592,639	30,225,949
Long-term				33,468,316	26,067,742
(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On December 31, 2013, have maturities between 2014 to 2020.

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 85.0% to 100.0% of CDI. On December 31, 2013, have maturities between 2014 to 2020.

(3)The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2013, have a maturity between 2014 to 2025.

(4) Issuance of of securities linked to the right to receive of future flow of payment orders receivable from foreign correspondent banks.
(5) Debentures issued by the Santos Energia Participações S.A. in April 2013, with remuneration indexed to CDI + 1.60% p.a. maturing on April 12, 2014.

						Bank/Consolidated
					12/31/2013	12/31/2012
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	3,210,407	2,806,547
Eurobonds	March-11	March-14	US$	Libor + 2.1%	2,813,498	2,452,473
Eurobonds	April and November-10	April-15	US$	4.5%	1,971,183	1,740,005
Eurobonds	January and June-11	January-16	US$	4.3%	2,005,381	1,741,878
Eurobonds (2)	March and May-13	March-16	R$	8.0%	1,283,821	-
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	786,587	-
Eurobonds (2)	April-12	April-16	CHF	3.3%	404,185	343,275
Eurobonds (2)	June-11	December-14	CHF	3.1%	395,378	335,749
Eurobonds (2)	June-13	June-15	CHF	1.1%	332,147	-
Eurobonds	November-05	November-13	R$	17.1%	-	333,182
Others (2)					2,719,896	3,309,240
Total					15,922,483	13,062,349

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 to the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 the April 17, 2018 equal 7.0% p.a.

(2) Includes R$2,423,572 (12/31/2012 - R$820,077) in cash flow hedge operations, being R$1,283,821 indexed in Reais, R$983,819 indexed on foreign currency - Swiss Franc (12/31/2012 - R$679,025), R$97,887 in Chilean Peso (12/31/2012 - R$91,767) and R$58,044 in Iuan (12/31/2012 - R$49,285), and R$332,147 for market risk hedge operations indexed to foreign currency - Swiss Franc.

						Bank/Consolidated
				Interest	12/31/2013	12/31/2012
Securitization Notes - MT100	Issuance	Maturity	Currency	Rate (p.a)(1)	Total	Total
2008-1 Series	May-08	March-15	US$	6.2%	150,645	212,565
2008-2 Series (2)	August-08	September-17	US$	Libor (6 Months) + 0.8%	940,146	820,758
2009-1 Series	August-09	September-14	US$	Libor (6 Months) + 2.1%	40,593	69,730
2009-2 Series	August-09	September-19	US$	6.3%	105,135	103,967
2010-1 Series	December-10	March-16	US$	Libor (6 Months) + 1.5%	420,537	513,993
2011-1 Series (3)	May-11	March-18	US$	4.2%	237,020	206,758
2011-2 Series (4)	May-11	March-16	US$	Libor (6 Months) + 1.4%	353,161	308,318
Total					2,247,237	2,236,089
(1) Charges payable semiannually.
(2) Notional will be paid in 6 semiannual installments from March 2015 (the period of this series was extended by three years in August 2011).
(3) Notional will be paid in 9 semiannual installments from March 2014.
(4) Notional will be paid in 5 semiannual installments from March 2014.

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			12/31/2013	12/31/2012	12/31/2013	12/31/2012
Time Deposits			6,125,897	6,504,220	6,105,320	6,506,579
Savings Deposits			1,736,762	1,491,810	1,736,762	1,491,810
Interbank Deposits			1,661,812	4,043,469	343,645	305,069
Money Market Funding			9,349,005	7,817,813	7,841,799	7,345,540
Provisions and Capitalization Adjustment and Interest			-	-	93,347	93,613
Others (1)			7,377,861	5,464,558	7,644,359	5,740,173
Total			26,251,337	25,321,870	23,765,232	21,482,784
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				12/31/2013	12/31/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	15,773	32,857	26,313	74,943	122,284
Foreign Borrowings	6,133,595	10,500,810	1,705,872	18,340,277	15,879,094
Import and Export Financing Lines	5,081,741	10,216,902	1,647,176	16,945,819	15,018,999
Other Credit Lines	1,051,854	283,908	58,696	1,394,458	860,095
Domestic Onlendings	884,390	2,707,712	8,164,559	11,756,661	9,384,621
Foreign Onlendings	9,675	9,516	-	19,191	40,764
Total	7,043,433	13,250,895	9,896,744	30,191,072	25,426,763
Current				20,294,328	18,562,936
Long-term				9,896,744	6,863,827

					Consolidated
				12/31/2013	12/31/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	15,773	39,144	26,313	81,230	122,284
Foreign Borrowings	5,687,437	10,500,810	1,705,872	17,894,119	15,879,094
Import and Export Financing Lines	4,635,583	10,216,902	1,647,176	16,499,661	15,018,999
Other Credit Lines	1,051,854	283,908	58,696	1,394,458	860,095
Domestic Onlendings	884,390	2,707,712	8,164,559	11,756,661	9,384,621
Foreign Onlendings	9,675	9,516	-	19,191	40,764
Total	6,597,275	13,257,182	9,896,744	29,751,201	25,426,763
Current				19,854,457	18,562,936
Long-term				9,896,744	6,863,827

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2018 (12/31/2012 - through 2013) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.6% p.a. to 14.0% p.a. (12/31/2012 - 0.7% p.a. to 11.4% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a. (12/31/2012 - 1.5% p.a.), plus exchange rate change falling due through up to 2014 (12/31/2012 - through 2014).

18. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		12/31/2013	12/31/2012	12/31/2013	12/31/2012
Provision for Tax Risks and Legal Obligations (Note 21.b)		9,377,201	9,636,920	11,957,132	11,781,786
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 21.i)		810,299	814,160	948,074	978,083
Deferred Tax Liabilities		966,068	1,611,893	1,857,231	3,416,389
Provision for Taxes and Contributions on Income		-	-	4,791	-
Taxes Payable		323,260	337,250	514,486	655,775
Total		11,476,828	12,400,223	15,281,714	16,832,033
Current		922,926	9,093,831	1,914,672	11,555,347
Long-term		10,553,902	3,306,392	13,367,042	5,276,686

Nature and Origin of Deferred Tax Liabilities

						Bank
			12/31/2012	Recognition	Realization	12/31/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)			840,748	8,258	(8,258)	840,748
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			693,259	-	(598,552)	94,707
Excess Depreciation of Leased Assets			77,310	-	(57,837)	19,473
Others			576	10,564	-	11,140
Total			1,611,893	18,822	(664,647)	966,068

						Bank
			12/31/2011	Recognition	Realization	12/31/2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)			630,792	209,956	-	840,748
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			646,056	47,203	-	693,259
Excess Depreciation of Leased Assets			115,144	-	(37,834)	77,310
Others			11,698	-	(11,122)	576
Total			1,403,690	257,159	(48,956)	1,611,893

						Consolidated
			12/31/2012	Recognition	Realization	12/31/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)			843,611	20,277	(8,259)	855,629
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			1,097,209	4,646	(1,001,731)	100,124
Excess Depreciation of Leased Assets			1,474,831	53,387	(652,833)	875,385
Others			738	44,743	(19,388)	26,093
Total			3,416,389	123,053	(1,682,211)	1,857,231

						Consolidated
			12/31/2011	Recognition	Realization	12/31/2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)			631,132	212,479	-	843,611
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			657,036	440,260	(87)	1,097,209
Excess Depreciation of Leased Assets			2,172,560	122,529	(820,258)	1,474,831
Others			11,711	159	(11,132)	738
Total			3,472,439	775,427	(831,477)	3,416,389
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

19. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II Regulatory Minimum Capital for calculating operating limits, according to the proportion defined by Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					12/31/2013	12/31/2012
	Issuance	Maturity (1)	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500 Million	105.0% CDI	3,306,909	3,048,617
Subordinated Deposit Certificates	October-06	September-16	R$850 Million	104.5% CDI	1,788,358	1,649,313
Subordinated Deposit Certificates	July-07	July-14	R$885 Million	104.5% CDI	1,684,508	1,553,537
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$447 Million	104.5% CDI	970,794	895,314
Subordinated Deposit Certificates	January-07	January-14	R$250 Million	104.5% CDI	508,655	469,107
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 Million	CDI (2)	101,659	461,792
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 Million	IPCA (3)	368,401	494,490
Subordinated Deposit Certificates	November-08	November-14	R$100 Million	120.5% CDI	176,860	161,101
Subordinated Deposit Certificates	August-07	August-13	R$300 Million	100.0% CDI + 0.4%	-	524,743
Subordinated Deposit Certificates	April-08	April-13	R$600 Million	100.0% CDI + 1.3%	-	1,010,620

Subordinated Deposit Certificates	April-08	April-13	R$555 Million	100.0% CDI + 1.0%	-	929,321
Subordinated Deposit Certificates	January-07	January-13	R$300 Million	104.0% CDI	-	561,379
Subordinated Deposit Certificates	February-08	February-13	R$85 Million	IPCA +7.9%	-	159,817
Total					8,906,144	11,919,151
Current					2,370,023	3,727,745
Long Term					6,536,121	8,191,406
(1) Subordinated Deposit Certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed between 100% and 112% of CDI.
(3) Indexed to the extended IPCA plus interest of 8.3% p.a. to 8.4% p.a.

20. Other Payables - Other

				Bank		Consolidated
				12/31/2012		12/31/2012
			12/31/2013	Adjusted	12/31/2013	Adjusted
Provision Technical for Capitalization Operations			-	-	1,704,190	1,625,144
Payables for Credit Cards			14,869,681	12,696,600	14,869,692	12,696,600
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 21.b)			3,371,356	4,019,530	3,595,512	4,229,931
Employee Benefit Plans (Note 33) (1) (2)			3,022,274	5,210,961	3,043,311	5,260,700
Payables for Acquisition of Assets and Rights (3)			277,857	39,217	277,857	39,217
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 21.i)			6,251	13,311	6,251	13,311
Accrued Liabilities
Personnel Expenses			1,306,415	1,219,567	1,377,211	1,311,058
Administrative Expenses			195,080	186,300	243,913	233,105
Others Payments			161,191	177,992	238,786	210,597
Creditors for Unreleased Funds			924,632	615,274	924,632	615,274
Provision of Payment Services			224,411	176,583	224,411	176,583
Suppliers			192,624	209,690	643,811	283,470
Others			3,295,733	1,826,094	3,960,425	2,206,336
Total			27,847,505	26,391,119	31,110,002	28,901,326
Current			23,180,351	19,062,002	25,977,781	21,254,301
Long-term			4,667,154	7,329,117	5,132,221	7,647,025
(1) Includes adjustments of plan benefits to employees (adoption new version of CPC 33), as mentioned in Note 3.l.

(2) The reduction in the value on December 31, 2013 compared to December 31, 2012, was due to the increase in the discount rate applied to the update of the benefit plans and the plans' assets most significant (Long-Term public securities).

(3) Refers basically to export note loan operations in the amount of R$258,420 (12/31/2012 - R$20,435).

21. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on December 31, 2013 and 2012 no contingent assets were accounted (Note 3.n).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			12/31/2013	12/31/2012	12/31/2013	12/31/2012
Reserve for Tax Contingencies and Legal Obligations (Note 18)			9,377,201	9,636,920	11,957,132	11,781,786
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 20)			3,371,356	4,019,530	3,595,512	4,229,931
Labor			1,869,394	2,538,878	1,939,796	2,612,378
Civil			1,501,962	1,480,652	1,655,716	1,617,553
Total			12,748,557	13,656,450	15,552,644	16,011,717

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			12/31/2013			12/31/2012
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	9,636,920	2,538,878	1,480,652	7,766,647	3,261,334	1,365,778
Recognition Net of Reversal (1)	707,025	504,108	607,575	1,321,830	956,607	476,833
Inflation Adjustment	613,166	198,064	126,316	581,953	220,078	114,827
Write-offs Due to Payment (2)	(1,579,910)	(1,371,656)	(712,581)	(18,414)	(1,880,280)	(495,647)
Others	-	-	-	(15,096)	(18,861)	18,861
Balance at End	9,377,201	1,869,394	1,501,962	9,636,920	2,538,878	1,480,652
Escrow Deposits - Other Receivables	842,500	340,095	112,449	861,597	757,558	111,934
Escrow Deposits - Securities	34,318	19,653	676	25,732	51,626	4,478
Total Escrow Deposits (3)	876,818	359,748	113,125	887,329	809,184	116,412

						Consolidated
			01/01 to			01/01 to
			12/31/2013			12/31/2012
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	11,781,786	2,612,378	1,617,553	9,742,170	3,337,704	1,468,490
Recognition Net of Reversal (1)	1,061,340	548,702	754,671	1,323,161	1,038,397	652,838
Inflation Adjustment	740,737	205,677	139,745	736,357	228,110	128,575
Write-offs Due to Payment (2)	(1,572,110)	(1,425,328)	(856,240)	(23,542)	(1,972,972)	(651,211)
Others	(54,621)	(1,633)	(13)	3,640	(18,861)	18,861
Balance at End	11,957,132	1,939,796	1,655,716	11,781,786	2,612,378	1,617,553
Escrow Deposits - Other Receivables	2,046,853	352,150	125,632	1,710,329	777,407	121,940
Escrow Deposits - Securities	35,186	19,653	676	33,947	51,626	4,478
Total Escrow Deposits (3)	2,082,039	371,803	126,308	1,744,276	829,033	126,418

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) In 2012, includes payments for labor, regarding the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Parallel to this, Banco Santander has acted strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.

(3) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and / or remote and appeal deposits.

(4) In 2013, for tax contingent, includes adherence to the program established by Law 12.865/2013 (Articles 17 and 39), (Note 21.e).

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Banco Santander has the policy to accrue the full amount of stock whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The Bank and its subsidiaries adhered the program of installments and cash payment of tax and social security debts established by Law 12.865/13 (Articles 17 and 39).

Adhesion to the program included a lawsuit claiming the remoteness of the application of Law 9.718/98 for Banco ABN Amro Real, succeeded by Bank. Referred lawsuit encompassed facts generators of social contributions to PIS and COFINS occurred period from September 2006 to April 2009, that process had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/98. Other administrative and judicial proceedings were also included this program.

The accounting effects in the case process of the tax and social security included in the form of cash payment, were registered in the moment at the of adhesion the program. As a result, contingent tax liabilities were paid in the amount of R$2,029,427 Bank and R$2,053,978 Consolidated, through payment (R$1,372,627 Bank and R$1,389,501 Consolidated) and the conversion income on deposits warranty (R$155,020 in the Bank and R$155,176 Consolidated). Was recorded in the income statement net gain of attorneys' fees of R$497,773 in the Bank and R$504,919 in the Consolidated before taxes (Notes 28 and 29).

The main legal and administrative proceedings related to legal obligations, tax and social security, are described below:

PIS and Cofins - R$7,430,819 Bank and R$8,621,340 Consolidated (12/31/2012 - R$7,836,446 Bank and R$8,753,673 Consolidated): the Bank Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9.718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court (STF) decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods.

Increase in CSLL Tax Rate - R$529,518 Bank and R$1,299,202 Consolidated (12/31/2012 - R$448,624 in the Banco and R$1,160,184 in the Consolidated): the Banco Santander and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11.727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, Law 11.727/2008 established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal counsel as probable loss.

The matters in dispute refer to the following:

CSLL - Equal Tax Treatment - R$3,590 Bank and R$52,489 Consolidated (12/31/2012 - R$3,519 Bank and R$50,667 Consolidated): the Banco Santander and its companies filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$523,556 Bank and R$545,337 Consolidated (12/31/2012 - R$425,204 Bank and R$442,946 Consolidated): the Banco Santander and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

Social Security Contribution (INSS) - R$317,736 Bank and R$332,259 Consolidated (12/31/2012 - R$330,090 Bank and R$349,855 Consolidated): the Banco Santander and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

f) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by legal counsel.

g) Lawsuits and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Provisions for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingencies Civil, Labor, Tax and Security Social Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$10.3 billion, main processes being:

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of December 31, 2013 amounts related to these claims are approximately R$604 million each.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees -The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group.

The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. In relation to the period 2004, we had new decision favorable to CARF, which can still be appealed. Proceedings related to tax years 2003 to 2006 are ongoing. On December 31, 2013 amounts related to this period are approximately R$142 million.

Credit Losses - The Banco Santander and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of December 31, 2013 the amount related to this challenge is approximately R$595 million.

CSLL - Anteriority - Lawsuit regarding the difference from CSLL tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

INSS on Profits or Results (PLR) - The Bank and the subsidiaries are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2013 amounts related to these proceedings totaled approximately R$1,056 million.

IRPJ and CSLL - Capital gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A. successor company ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as Controlling Stockholders Zurich Santander Brasil Seguros e Previdência S.A. On December, 31, 2013, the value was approximately R$233 million.

The labor claims with classification of possible loss totaled R$0.1 billion, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired on May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$0.6 billion.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts R$810,299, R$3,299 and R$2,952 (12/31/2012 - R$814,160, R$10,078 and R$3,233) in the Bank and R$948,074, R$3,299 and R$2,952 (12/31/2012 - R$978,083, R$10,078 and R$3,233) in the Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 18) and other liabilities - others (Note 20) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

22. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			12/31/2013			12/31/2012
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	19,030,307	18,705,661	37,735,968	18,079,891	17,841,646	35,921,537
Foreign Residents	193,811,425	167,496,724	361,308,149	194,761,841	168,360,739	363,122,580
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury Shares	(1,021,459)	(928,599)	(1,950,058)	(568,882)	(517,166)	(1,086,048)
Total Outstanding	211,820,273	185,273,786	397,094,059	212,272,850	185,685,219	397,958,069

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Corporations Act.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						12/31/2013
			In Thousands	Brazilian Reais per Thousand Shares/Units
		of Brazilian Reais		Common	Preferred	Units
Interest on Capital (1) (5)			300,000	0.7200	0.7921	79.2055
Interim Dividends (2) (6)			650,000	1.5603	1.7163	171.6337
Interim Dividends (3) (7)			450,000	1.0821	1.1904	119.0365
Interim Dividends (4) (8)			285,196	0.6862	0.7548	75.4818
Intercalary Dividends (4) (8)			714,804	1.7199	1.8918	189.1847
Total Accumulated as of December 31, 2013			2,400,000
(1) Established by the Board of Directors in March 2013, common shares - R$0.6120, preferred shares - R$0.6732 and Units - R$67.3247, net of taxes.
(2) Established by the Board of Directors in June 2013.
(3) Established by the Board of Directors in September 2013.
(4) Established by the Board of Directors in December 2013.
(5) The amount of interest on capital were fully attributed to the mandatory dividend for the year 2013 and were paid from August 29, 2013, without any monetary compensation.
(6) The amount of interim dividends were fully attributed to complementary dividends for the year 2013 and were paid on August 29, 2013 without any monetary compensation.

(7) The amount of interim dividends, R$144,473 were attributed to the mandatory dividends for the year 2013 and the amount of R$305,527 were attributed to complementary dividends for the year 2013 and both will be paid from february 26, 2014, without any monetary compensation.

(8) The amount of interim and intercalary dividends were fully attributed to the mandatory dividends for the year 2013 and will be paid from february 26, 2014, without any monetary compensation.

						12/31/2012
			In Thousands	Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Interest on Capital (1) (7)			400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (8)			490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (7)			410,000	0.9842	1.0827	108.2708
Interest on Capital (3) (7)			170,000	0.4081	0.4489	44.8927
Interim Dividends (4) (10)			350,000	0.8402	0.9243	92.4273
Intercalary Dividends (4) (9)			150,000	0.3601	0.3961	39.6117
Interest on Capital (5) (9)			450,000	1.0804	1.1884	118.8399
Intercalary Dividends (6) (9)			250,000	0.6002	0.6602	66.0221
Total Accumulated as of December 31, 2012			2,670,000
(1) Established by the Board of Directors in March 2012, common shares - R$0.8160, preferred shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) Established by the Board of Directors in June 2012.
(3) Established by the Board of Directors in June 2012, common shares - R$0.3469, preferred shares - R$0.3816 and Units - R$38.1589, net of taxes.
(4) Established by the Board of Directors in September 2012.
(5) Established by the Board of Directors in December 2012.
(6) Established by the Board of Directors in December 2012. Common shares - R$0.9183, Preferred shares - R$1.0101 and Units - R$101.0139, net of taxes.

(7) The amount of intercalary dividends and interest on capital were allocated entirely to the mandatory dividends for the year 2012 and were paid on August 29, 2012, without any monetary compensation.

(8) The amount of interim dividends were attributed entirely to the supplementary dividend for the year 2012 and were paid on August 29, 2012, without any monetary compensation.

(9) The amount of intecalary and interest on capital dividends were attributed entirely to the mandatory dividend for the year 2012 and were paid from February 26, 2013, without any monetary compensation.

(10) The amount of interim dividends, R$348,950 were attributed to the mandatory dividends for the year of 2012 and the amount to R$1,050 were attributed to the supplementary dividends for the year 2012 and both were paid from February 26, 2013, without any monetary compensation.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

At the meeting held on July 29, 2013, the Board of Directors decided to approve the renewal, for one more year, the buyback program certificate of deposit of shares (Units) approved on August 24, 2013 up to August 24, 2014.

The current Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 76,008,403 Units, representing 4,180,462,165 common shares and 3,800,420,150 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch; Aymore by CFI and / or the Sancap, corresponding on June, 30 2013 approximately 2% of the total share capital of the Bank.

In 2013, 5,268,000 Units were acquired, 2,049,180 Units paid as Bonus and Long-Term Incentive Plan – Local and 5,600 treasury shares were sold. The balance accumulated of treasury shares on December 31, 2013, amounting to 11,823,638 Units (12/31/2012 – 8,610,418) equivalent to R$177,122 (12/31/2012 – R$134,371). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13.36, R$15.06 and R$18.52. In 2013 was acquired 5,015,447 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 6,748,347 ADRs, in the current amount of R$114,585 (12/31/2012 - R$36,191). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$5.86, US$7.24 and US$10.21. The market value of these shares on December 31, 2013 was R$13.98 per Unit and US$5.40 per ADR.

Additionally, for the period ended December 31, 2013, treasury shares were traded, refer to the services of a (market maker) that resulted in a loss of R$716 (12/31/2012 - R$41) recorded directly in stockholders' equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$6,146 (12/31/2012 - R$35,081). In 2013, were realized results in the amounting of R$481,769 (2012 - 18,956), represented mainly by trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - 514,532).

23. Operational Ratios

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 5.5% from October 1, 2013 to December 31, 2014. The minimum Principal Capital requirement of 4.5% from October 1, 2013.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect since1st October 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolution states that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. Index is calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	12/31/2013	12/31/2012
Tier I Regulatory Capital	63,594,727	65,213,301
Principal Capital	63,594,727	-
Tier II Regulatory Capital	2,701,014	5,069,813
Regulatory Capital (Tier I and II)	66,295,741	70,283,114
Required Regulatory Capital	37,936,111	37,131,442
Portion of Credit Risk (2)	34,199,529	32,409,974
Market Risk Portions (3)	2,047,595	2,951,238
Operational Risk Portion	1,688,987	1,770,230
Basel I Ratio	18.4	-
Basel Principal Capital	18.4	-
Basel (4)	19.2	20.8
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3.644 of March 4, 2013, which revoked Bacen Circular 3.563/2011. The main changes were in line of real estate loans, with the change in weight depending of the amount financed (LTV), payroll loans with change in aggregate weight of 300% to 150% and the segregated weight of 75% for large companies and other wallets with change of billing.j

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

(4) Not consider the possible impacts of the Optimization of Capital Structure Plan mentioned (in Note 36) Subsequent Event.

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On December 31, 2013 and 2012 Banco Santander classifies for said index.

24. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting held on February 27, 2013, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2013, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting held on April 29, 2013.

a.1) Long Term Benefits

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 33.e).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to	01/01 to
	12/31/2013	12/31/2012
Fixed Compensation	48,293	47,500
Variable Compensation	91,458	115,001
Others	13,971	13,045
Total Short-Term Benefits	153,722	175,546
Shares Based Payments (1)	30,841	34,431
Total Long-Term Benefits	30,841	34,431
Total (2)	184,563	209,977
(1) On May 02, 2013, the Bank launched a new plan for shares based compensation for executives (SOP 2013) in line with the National Monetary Council Resolution 3.921/2010.(Note 33.e).

(2) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In 2013 were paid to the Directors of Santander Brasil Asset the amount of R$3,214 (2012 - R$6,292) excluding charges.

Additionally, in 2013, charges were collected on management compensation in the amount of R$28,386 (2012 - R$46,247).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

12/31/2013
	Common Shares		Preferred Shares			Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	61,350,950	28.8%	51,153,553	27.5%	112,504,503	28.2%
Sterrebeeck B.V.(1)	99,527,083	46.7%	86,492,330	46.4%	186,019,413	46.5%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	154,108	0.1%	141,276	0.1%	295,384	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,581,468	23.8%	47,486,627	25.5%	98,068,095	24.6%
Total	211,820,273		185,273,786		397,094,059
Treasury Shares	1,021,459	0.4%	928,599	0.4%	1,950,058	0.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

	12/31/2012
	Common Shares		Preferred Shares			Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
GES(1)	61,606,700	28.9%	51,386,053	27.6%	112,992,753	28.3%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
SIH (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	173,703	0.1%	159,213	0.1%	332,916	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,758,700	23.8%	47,647,623	25.6%	98,406,323	24.7%
Total	212,272,850		185,685,219		397,958,069
Treasury Shares	568,882	0.3%	517,166	0.3%	1,086,048	0.3%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1) Exercise of the Exchange Rights by the Qatar Holding Luxembourg II S.Á R.L.

On October 29, 2013, Qatar Holding Luxembourg II S.À R.L. (“QHL”) exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of US$2,718,800, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.28% of the common shares and 5.28% of the preferred shares of the Bank.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qjatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.28% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise exchange rights by QHL, not imply an increase in the Banco Santander's free float.

d.2) Banco Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Banco Santander that, in fulfillment of CVM Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was a result of the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2011, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Banco Santander Spain in October, 2010, on maturity and as provided in such bonds.

d.3) Extension of Time to Reach the Minimum Percentage of Outstanding Shares (Free Float) and reduced of the (Free Float) of 25%

On October 10 and 11, 2013 were published Notices to the Market in order to inform to the shareholders that on October 08, 2013 the BM&FBovespa granted the claim by Banco Santander and its majority shareholders to (i) prorogate the period for reaching the minimum free float, until October 7, 2014; and (ii) to reduce the actual free float, of 24.6%, down to 22.5%, exclusively in the context of: (a) the Buyback Program of depositary share certificates (Units) or American Depositary Receipts (ADRs); and (b) acquisitions abroad, by Banco Santander, S.A., or an affiliated entity of the economic group, of ADRs issued by the Bank. Such authorization does not interfere in the obligation undertook by Banco Santander to reach a free float of 25% until October 7, 2014, as set forth in the Agreement for Adoption of Corporate Governance Level 2 Practices.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

	Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2013	12/31/2013	12/31/2012	12/31/2012
Cash	189,619	-	81,342	-
Banco Santander Espanha (3)	188,450	-	80,152	-
Banco Santander (México), S.A.(5)	2	-	51	-
Banco Santander Totta, S.A. (5)	1,167	-	1,139	-
Interbank Investments	40,006,489	2,857,499	38,262,832	3,902,525
Aymoré CFI (4)	28,481,445	2,777,263	29,258,507	3,832,490
Banco Santander Espanha (1) (3)	10,438,660	15,860	7,939,110	9,871
CFI RCI Brasil (6)	1,086,384	64,373	1,065,215	59,546
Others	-	3	-	618
Securities	38,647,624	2,880,429	35,767,196	2,816,547
Santander Leasing (4)	38,647,624	2,880,429	35,767,196	2,816,547
Derivatives Financial Instruments - Net	(190,819)	475,886	(755,678)	(470,024)
Santander Benelux, S.A. (5)	(91,959)	319,708	(399,110)	81,575
Banco Bandepe (4)	(127,801)	38,897	-	-
Fundo de Investimento Santillana (5)	(117,683)	(16,120)	(275,310)	(472,744)
Abbey National Treasury Services Plc (Abbey National Treasury) (5)	(61,885)	4,015	(68,552)	(40,701)
Banco Santander Espanha (3)	46,524	15,990	(13,316)	(38,676)
Santander FI Amazonas (4)	29,370	(4,053)	-	-
Santander Paraty Qif PLC (4)	(17,157)	-	-	-
Santander FI Diamantina (4)	149,419	117,454	(9)	(9)
Santander Leasing (4)	353	(5)	619	531
Credit Operations	380,736	879	508,714	-
Cibrasec (4)	380,736	879	508,714	-
Dividends and Bonuses Receivables	81,826	385,164	50,814	517,754
Aymoré CFI (4)	-	122,400	-	-
Santander Brasil Asset (7)	-	-	-	10,640
Banco Bandepe (4)	-	59,800	-	130,000
Santander Leasing (4)	-	106,468	-	347,533
CFI RCI Brasil (6)	18,768	19,546	21,407	13,962
CRV DTVM (4)	-	1,260	-	1,269
Santander Participações (4)	34,000	40,000	-	-
Sancap (4)	21,892	-	27,757	-
Santander CCVM (4)	-	11,600	-	14,350
SB Consórcio (4)	-	5,290	-	-
Others	7,166	18,800	1,650	-

Trading Account	159,343	4,720	489,795	2,563
Santander Benelux (5)	19,162	195	317,233	452
Abbey National Treasury (5)	18,998	25	34,024	-
Banco Santander Espanha (3)	121,183	4,500	138,538	2,111
Foreign Exchange Portfolio - Net	(174,245)	(270,364)	(132,647)	78,299
Banco Santander Espanha (3)	(174,245)	(270,364)	(132,647)	78,299
Receivables from Affiliates	463,830	688,221	224,165	614,604
Zurich Santander Brasil Seguros e Previdência S.A. (7)	399,045	6,072	134,046	50
Santander Capitalização (4)	17,866	206,362	14,674	190,064
Zurich Santander Brasil Seguros S.A. (7)	43,865	-	75,445	-
Aymoré CFI (4)	-	320,631	-	271,829
Santander CCVM (4)	-	55,840	-	27,719
Santander Leasing (4)	-	40,478	-	60,837
Others	3,054	58,838	-	64,105
Non-Operating Result	-	2,054,999	-	-
Capital Riesgo Global (9) (Note 14, 31 and 35.d)	-	47,161	-	-
Santander Brasil Gestão de Recursos Ltda (Note 14, 31 and 35.a)	-	2,007,838	-	-
Other Receivables - Other	299,131	51,490	183,243	24,457
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign) (4)	280,856	-	164,698	-
Banco Santander Espanha (3)	9,107	9,007	17,032	17,509
CFI RCI Brasil (6)	2	3,041	-	2,529
Santander Capitalização (4)	364	3,506	1,407	3,302
Santander Paraty (4)	8,568	30,980	-	-
Aymoré CFI (4)	41	1,715	-	843
Others	193	3,241	106	274
Deposits	(19,985,218)	(1,660,951)	(32,630,119)	(4,025,757)
Santander Leasing (4)	(16,497,439)	(1,381,918)	(28,326,282)	(2,835,439)
Banco Santander Espanha (3)	(1,740)	-	(4,887)	(33,562)
Aymoré CFI (4)	(1,718,368)	(164,447)	(2,932,218)	(1,071,022)
Banco Bandepe (4)	(544,209)	(54,349)	(721,166)	(62,272)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(68,783)	-	(29,190)	-
Santander Brasil Gestão de Recursos Ltda (7)	(27,062)	(701)	-	-
Sancap Investimentos e Participações	(135,408)	(10,166)	(517)	-
Santander Brasil Asset (7)	(170,914)	(7,457)	(99,440)	(11,012)
Webmotors S.A.	(127,790)	(5,515)	(9,074)	(95)
Fundo de Investimento Santillana (5)	(258,548)	(19,669)	(239,067)	(5,005)
Others	(434,957)	(16,729)	(268,278)	(7,350)
Repurchase Commitments	(23,916,093)	(1,509,611)	(7,125,118)	(480,301)
Fundo de Investimento Santillana (5)	-	-	-	(1,922)
Santander Brasil Advisory (4)	(11,233)	(906)	(11,810)	(1,992)
Santander Getnet	(63,085)	(2,443)	-	-
Webmotors S.A. (8)	(5,477)	(1,604)	(44,730)	(3,927)
Santander Brasil Consórcio (4)	(47,817)	(5,471)	(97,676)	(14,474)
Isban Brasil S.A. (5)	(2,612)	(631)	-	(3,411)
Produban Informática S.A. (5)	(223)	(196)	-	(2,034)
Santander FI Amazonas (4)	(68,715)	(4,119)	-	-
Santander FI Financial (4)	(6,881,079)	(521,869)	(6,342,285)	(332,170)
Santander Leasing (4)	(16,448,458)	(934,543)	-	(68,163)
Bandepe (4)	(47,290)	(7,538)	(133,309)	(5,413)
Webcasas S.A. (4)	(20,559)	(1,313)	-	-
Santander CCVM (4)	(102,114)	(9,899)	(185,653)	(13,112)
Santander Participações (4)	(54,808)	(8,847)	(293,404)	(27,225)
Santander FI SBAC (4)	(161,093)	(9,018)	-	-
Others	(1,530)	(1,214)	(16,251)	(6,458)
Borrowings and Onlendings	(609,436)	(1,752)	(161,698)	(6,727)
Banco Santander Espanha (3)	(94,168)	(1,550)	(156,063)	(6,727)
Santander Brasil Estabelecimento Financeiro de Crédito	(500,589)	(202)	-	-
Banco Santander S.A. (Uruguay) (5)	(13,986)	-	(5,239)	-
Others	(693)	-	(396)	-

Dividends and Bonuses Payables	(1,090,414)	-	(766,086)	-
Sterrebeeck B.V. (3)	(679,045)	-	(529,278)	-
GES (5)	(410,283)	-	(236,246)	-
SIH (5)	(721)	-	(562)	-
Others	(365)	-	-	-
Payables from Affiliates	(13,214)	(336,660)	(18,013)	(275,805)
Produban Servicios Informáticos Generales, S.L.	-	(5,630)	-	(4,631)
Isban Brasil S.A. (5)	-	(91,040)	-	(90,907)
Produban Informática S.A. (5)	-	(150,388)	-	(140,217)
Konecta Brazil Outsourcing Ltda (5)	-	(14,402)	-	-
Microcrédito (4)	(3,293)	(36,345)	(3,006)	(33,195)
Banco Santander Espanha (3)	(874)	(547)	(2,137)	-
Santander Getnet	(8,944)	(24,863)	(9,240)	-
Others	(103)	(13,445)	(3,630)	(6,855)
Donations	-	(18,379)	-	(14,227)
Fundação Sudameris	-	(12,000)	-	(10,000)
Fundação Santander	-	(4,103)	-	(3,000)
Instituto Escola Brasil	-	(2,276)	-	(1,227)
Other Payables - Other	(2,249,248)	(276,596)	(2,237,497)	(281,504)
Banco Santander Espanha (3)	(1,778)	(63,797)	(1,321)	(55,690)
Brazil Foreign (4)	(2,247,237)	(58,719)	(2,236,089)	(62,399)
TecBan	-	(112,227)	-	(99,739)
Ingenieria de Software Bancário, S.L. (Ingeniería) (5)	-	(22,977)	-	(37,280)
Produban Servicios (5)	-	(18,317)	-	(19,782)
Others	(233)	(559)	(87)	(6,614)

				Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2013	12/31/2013	12/31/2012	12/31/2012
Cash	189,619	-	84,217	-
Banco Santander Espanha (3)	188,450	-	83,027	-
Banco Santander (México), S.A. (5)	2	-	51	-
Banco Santander Totta, S.A. (5)	1,167	-	1,139	-
Interbank Investments	11,625,517	16,805	9,445,842	12,177
Banco Santander Espanha (1) (2)	11,625,517	16,805	9,445,842	12,177
Derivatives Financial Instruments - Net	(171,801)	277,384	(745,616)	(549,024)
Santander Benelux (5)	(91,959)	319,708	(399,110)	81,575
Fundo de Investimento Santillana (5)	(117,683)	(16,120)	(275,310)	(472,744)
Abbey National Treasury (5)	(61,885)	4,015	(68,552)	(40,701)
Others	99,726	(30,219)	(2,644)	(117,154)
Trading Account	159,343	48,659	489,795	2,563
Banco Santander Espanha (3)	121,183	48,439	138,538	2,111
Abbey National Treasury (5)	18,998	25	34,024	-
Santander Benelux (5)	19,162	195	317,233	452
Foreign Exchange Portfolio - Net	(174,245)	(270,364)	(132,647)	78,299
Banco Santander Espanha (3)	(174,245)	(270,364)	(132,647)	78,299
Receivables from Affiliates	449,457	92,674	210,330	91,516
Banco Santander Espanha (3)	-	-	-	12,789
Zurich Santander Brasil Seguros e Previdência S.A. (7)	402,539	48,239	134,885	50,946
Zurich Santander Brasil Seguros S.A. (7)	43,865	31,066	75,445	27,781
Santander Brasil Asset (7)	3,053	13,369	-	-
Others	-	1,989	-	-
Other Receivables - Other	9,293	103,344	32,656	104,323
Banco Santander Espanha (3)	9,107	9,007	15,526	17,509
Zurich Santander Brasil Seguros e Previdência S.A. (7)	186	93,663	17,068	86,621
Others	-	674	62	193
Non-Operating Result	-	2,054,999	-	-
Capital Riesgo Global (9) (Note 14, 31 and 35.d)	-	47,161	-	-
Santander Brasil Gestão de Recursos Ltda (10) (Note 14, 31 and 35.a)	-	2,007,838	-	-
Other Receivables	9,293	103,344	32,656	104,323

Banco Santander Espanha (3)	9,107	9,007	15,526	17,509
Zurich Santander Brasil Seguros e Previdência S.A. (7)	186	93,663	17,068	86,621
Others	-	674	62	193
Deposits	(685,261)	(35,031)	(430,670)	(42,820)
Banco Santander Espanha (3)	(1,740)	(4)	(14,782)	(33,562)
Zurich Santander Brasil Seguros S.A. (7)	(4,651)	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(68,783)	-	(29,190)	-
Isban Brasil S.A. (5)	(98,779)	(3,788)	(98,324)	(2,285)
Santander Brasil Gestão de Recursos Ltda (7)	(27,062)	(701)	-	-
Fundo de Investimento Santillana (5)	(258,548)	(19,669)	(239,067)	(5,005)
Santander Brasil Asset (7)	(170,914)	(7,457)	-	-
Others	(54,784)	(3,412)	(49,307)	(1,968)
Repurchase Commitments	(3,015)	(890)	-	(7,400)
Fundo de Investimento Santillana (5)	-	-	-	(1,922)
Produban Informática S.A. (5)	(223)	(196)	-	(2,034)
Isban Brasil S.A. (5)	(2,612)	(631)	-	(3,411)
Santander Brasil Gestão de Recursos Ltda (7)	-	(98)	-	-
Others	(180)	35	-	(33)
Borrowings and Onlendings	(163,803)	(1,550)	(161,698)	(6,727)
Banco Santander Espanha (3)	(149,124)	(1,550)	(156,063)	(6,727)
Others	(14,679)	-	(5,635)	-
Donations	-	(20,168)	-	(18,027)
Instituto Escola Brasil	-	(2,276)	-	(1,227)
Fundacao Real	-	(4,103)	-	(3,000)
Fundação Sudameris	-	(12,000)	-	(10,000)
Santander Cultural	-	(1,789)	-	(3,800)
Dividends and Bonuses Payables	(1,095,063)	-	(766,086)	-
Sterrebeeck B.V. (3)	(679,045)	-	(529,278)	-
GES (5)	(410,283)	-	(236,246)	-
Santusa Holding, S.L.	(4,649)	-	-	-
Others	(1,086)	-	(562)	-
Payables from Affiliates	(1,859)	(301,018)	(2,255)	(258,437)
Banco Santander Espanha (3)	(900)	(689)	(2,223)	(99)
Produban Servicios (5)	-	(5,630)	-	(4,925)
Isban Brasil S.A. (5)	(598)	(101,058)	-	(90,907)
Produban Informática S.A. (5)	(209)	(153,038)	-	(140,217)
Ingeniería (5)	-	(7,954)	-	(3,987)
Konecta Brazil Outsourcing Ltda (5)	-	(14,402)	-	-
Others	(152)	(18,247)	(32)	(18,302)
Other Payables - Other	(18,251)	(122,103)	(26,295)	(241,093)
Banco Santander Espanha (3)	(1,778)	(63,797)	(1,321)	(55,690)
Ingeniería (5)	-	(24,399)	-	(37,455)
Produban Servicios (5)	-	(18,800)	-	(19,782)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(15,334)	(14,485)	(24,047)	(21,249)
Zurich Santander Brasil Seguros S.A. (7)	(1,123)	(63)	(872)	(915)
Aquanima Brasil Ltda. (5)	-	-	-	(99,739)
Others	(16)	(559)	(55)	(6,263)

(1) On December 31, 2013, refers to investments in foreign currency (overnight) with maturity on January 02, 2014 and interest rates of 0.17% p.a. maintained by the Bank's Santander Brasil and its Grand Cayman Branch, near the branch of Banco Santander Spain (New York).

(2) On December 31, 2013, refers to investments in foreign currency (overnight) with maturity on January 02, 2014 and interest rates of 0.14% and 0.08% p.a. maintained by subsidiary Santander Brazil EFC with Banco Santander Spain.

(3) Controller.
(4) Controlled.
(5) Controlled by Banco Santander Spain.
(6) Jointly Controlled - Banco Santander.
(7) Associated Company - Banco Santander Spain.
(8) Jointly Controlled - Santander Serviços.
(9) Indirectly - Banco Santander Spain.

25. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Asset Management	973,568	1,057,605	1,171,571	1,268,774
Checking Account Services	1,653,097	1,618,893	1,802,720	1,612,222
Lending Operations and Income From Garantees Provided	897,851	846,520	1,182,341	1,286,147
Lending Operations	543,505	589,159	858,974	1,028,786
Income Garantees Provided	354,346	257,361	323,367	257,361
Insurance Fees	1,836,514	1,476,823	1,818,851	1,460,805
Credit Cards (Debit and Credit) and Acquiring Services	2,824,656	2,456,099	3,181,630	2,659,921
Collection	810,280	720,550	810,280	720,550
Brokerage, Custody and Placement of Securities	299,728	276,911	448,059	415,560
Others	60,099	68,366	258,927	256,426
Total	9,355,793	8,521,767	10,674,379	9,680,405

26. Personnel Expenses

		Bank		Consolidated
		01/01 to		01/01 to
	01/01 to	12/31/2012	01/01 to	12/31/2012
	12/31/2013	Adjusted	12/31/2013	Adjusted
Compensation	3,416,769	3,474,559	3,620,864	3,680,198
Charges	1,274,143	1,323,591	1,341,844	1,398,645
Benefits (1)	1,099,334	1,026,482	1,161,303	1,080,365
Training	135,050	140,238	139,423	140,982
Others	19,001	16,887	19,484	17,933
Total	5,944,297	5,981,757	6,282,918	6,318,123
(1) In 2012, includes adjustments of the benefit plan to employees (adoption of the new version of CPC 33) as described in (Note 3.l.).

27. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Depreciation and Amortization (1)	5,327,864	5,308,091	5,368,521	5,327,519
Outsourced and Specialized Services	2,115,250	1,924,444	2,421,036	2,135,349
Communications	589,098	597,218	611,514	613,409
Data Processing	1,300,519	1,210,872	1,320,821	1,222,856
Advertising, Promotions and Publicity	377,865	402,452	439,715	475,108
Rentals	721,723	614,561	741,517	617,476
Transportation and Travel	182,324	176,264	216,609	208,705
Financial System Services	318,420	255,408	351,995	280,336
Security and Money Transport	570,267	559,956	593,214	560,073
Asset Maintenance and Upkeep	188,737	192,433	200,956	193,469
Water, Electricity and Gas	162,159	172,938	162,937	173,164
Materials	98,202	105,423	100,170	106,995
Others	259,883	259,381	271,798	266,351
Total	12,212,311	11,779,441	12,800,803	12,180,810

(1) In the Bank and Consolidated, includes goodwill amortization of R$3,636,985 (2012 - R$3,636,985 in the Bank and Consolidated), held on time, length and proportion of the projected results which are subject to annual verification (Note 16).

28. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Cofins (Contribution for Social Security Financing) (1)	1,280,460	1,444,277	1,606,125	1,665,480
ISS (Tax on Services)	343,566	320,153	408,967	387,694
PIS/Pasep (Tax on Revenue) (1)	205,066	234,695	260,466	271,844
Others (2)	638,891	605,241	712,210	702,696
Total	2,467,983	2,604,366	2,987,768	3,027,714

(1) In 2013, in the Bank and consolidated, including the amount of R$62,589 relating to the installment program and cash payment of tax and social security debts established by Law 12.865/2013 in Articles 17 and 39 (Note 21.e).

(2) Includes updates provisions for PIS and Cofins Law 9.718/1998.

29. Other Operating Income

		Bank		Consolidated
		01/01 to		01/01 to
	01/01 to	12/31/2012	01/01 to	12/31/2012
	12/31/2013	Adjusted	12/31/2013	Adjusted
Net Premiums, Pension Plan and Capitalization	-	-	268,930	307,724
Monetary Adjustment of Escrow Deposits	257,713	272,695	365,999	358,560
Recoverable Taxes	153,199	75,999	209,885	109,302
Recovery of Charges and Expenses	738,472	659,424	489,709	429,795
Reversal of Operating Provisions (1)	731,499	345,180	788,464	663,137
Monetary Variation	350,254	199,669	349,729	199,712
Dividends and Bonuses	2,820	8,428	20,023	8,438
Result on Impairment of Assets	-	592	-	592
Others	326,405	145,280	427,255	183,982
Total	2,560,362	1,707,267	2,919,994	2,261,242

(1) In 2013, includes R$560,362 in the Bank and R$ 567,508 in the Consolidated related to the installment program and cash payment of tax and social security debts established by Law 12.865/2013 in Articles 17 and 39 (Note 21.e).

30. Other Operating Expenses

		Bank		Consolidated
		01/01 to		01/01 to
	01/01 to	12/31/2012	01/01 to	12/31/2012
	12/31/2013	Adjusted	12/31/2013	Adjusted
Operating Provisions
Tax (Note 21.c)	132,985	125,092	230,305	141,545
Labor (Note 21.c)	504,108	956,607	548,702	1,038,406
Civil (Note 21.c)	607,575	476,833	754,671	652,895
Others	1,029,158	471,723	1,184,145	637,226
Credit Cards	1,342,381	1,152,467	1,537,636	1,290,509
Actuarial Losses - Pension Plan (Note 33.a)	260,733	175,239	260,772	175,239
Monetary Losses	68,538	37,314	68,644	37,440
Result on Impairment of Assets (1)	349,030	-	349,030	-
Legal Fees and Costs	116,965	103,562	146,343	114,088
Serasa and SPC (Credit Reporting Agency)	69,495	64,975	79,654	75,495
Brokerage Fees	56,991	52,211	57,008	52,866
Commissions	102,399	84,211	123,653	110,567
Others	934,231	945,764	1,227,525	1,078,116
Total	5,574,589	4,645,998	6,568,088	5,404,392

(1) In the Bank and Consolidated accumulated in the period ended December 31, 2013, includes loss not recoverable asset recorded by buying rights to the provision of payroll in the amount of R$63,196 and assets in the acquisition and development of software in the amount of R$285,834.The loss related to the acquisition of rights in payrolls was recorded due to the reduction in the value of the expected return on the management of payroll and history of broken contracts. The loss on the acquisition and development of software was recorded due to obsolescence and discontinuity of such systems.

31. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Result of Investments (1)	47,303	13,744	47,140	13,241
Result on Sale of Other Assets (2)	122,705	354,772	126,083	356,789
Reversal (Recognition) of Allowance for Losses on Other Assets	96,737	(59,507)	97,226	(58,605)
Expense on Assets Not in Use	(7,064)	(12,500)	(12,893)	(15,222)
Gains (Losses) of Capital (3)	(3,313)	161,197	124,813	161,986
Other Income (Expenses) (4) (5)	877,255	(256,217)	875,442	(240,030)
Total	1,133,623	201,489	1,257,811	218,159
(1) In 2013, includes in the Bank and Consolidated the profit on disposal of MS Participações amounting to R$47,161 (Note 14, 24.e and 35.d).

(2) In 2013, includes in the Bank and Consolidated the amount of R$121,391 relating to the profits on sale for Fundo Imobiliário Santander Agências. This fund has administration and management by third parties.

(3) In 2013, includes in the Consolidated R$119,961 related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital (Note 35.d).

(4) In 2013, includes R$985,328 in the Bank and R$987,600 in the Consolidated relating the formation of a fund to cover the impacts of projects aimed at improving operational productivity and efficiency.

(5) In 2013, includes in the Bank and Consolidated the amount of R$2,007,838 relating to the gain in the Santander Brasil Asset and of Investment Fund Management and Managed Portfolio Operations sale (Note 14, 24.e and 35.a).

32. Income Tax and Social Contribution

		Bank		Consolidated

	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Income Before Taxes on Income and Profit Sharing	283,933	2,984,522	1,662,410	2,801,710
Profit Sharing (1)	(888,919)	(907,977)	(958,394)	(980,492)
Interest on Capital	(300,000)	(1,020,000)	(340,464)	(1,041,072)
Unrealized results	-	-	(1,319)	(24,403)
Income Before Taxes	(904,986)	1,056,545	362,233	755,743
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	361,995	(422,619)	(144,894)	(302,298)
Equity in Subsidiaries (2)	232,599	421,115	8,045	430
Nondeductible Expenses, Net of Non-Taxable Income	(233,489)	129,751	(149,512)	179,066
Exchange Variation - Foreign Branches	1,296,778	804,414	1,296,778	804,414
Income and Social Contribution Taxes on Temporary Differences	614,249	283,816	614,293	387,472
Effects of Change in Rate of CSLL (3)	-	-	14,755	19,667
Other Adjustments, Including Profits Provided Abroad	(41,588)	(71,698)	11,378	(58,142)
Income and Social Contribution Taxes	2,230,544	1,144,779	1,650,843	1,030,609
(1) The basis of calculation is the net income, after IR and CSLL.
(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.
(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

33. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants. it also has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. Plan I closed to new entrants since March 23, 1998 and plans II and III since July 8, 1999.

Additionally, Banco Santander and its subsidiaries are sponsors of the boxes assistance, supplemental retirement plan and pension employees, established under the defined benefit plan.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				12/31/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,594,473)	(321,912)	(353,870)	(1,036,943)
Fair Value of Plan Assets	13,093,015	530,615	3,090	1,294,039
	(1,501,458)	208,703	(350,780)	257,096
Being:
Superavit	161,336	208,703	-	257,095
Deficit	(1,662,793)	-	(350,780)	-
Amount not Recognized as Assets	161,336	208,703	-	256,197
Net Actuarial Asset on December 31	-	-	-	898
Net Actuarial Liability on December 31 (Note 20)	(1,662,793)	-	(350,780)	-
Payments Made	242,304	-	44,515	231
Revenues (Expenses) Recorded (Note 30)	(226,162)	(62)	(34,044)	(465)
Other Equity Valuation Adjustments	(949,088)	(10,989)	(140,467)	(684)
Actual Return on Plan Assets	(1,421,598)	(35,981)	222	(174,189)

				Bank
				12/31/2012
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(18,404,299)	(339,781)	(415,087)	(1,273,782)
Fair Value of Plan Assets	15,370,193	550,395	3,221	1,560,096
	(3,034,106)	210,614	(411,866)	286,314
Being:
Superavit	133,334	211,317	-	286,314
Deficit	(3,167,439)	-	(411,866)	-
Value Unrecognized as Asset	133,334	145,093	-	171,172
Net Actuarial Asset on December 31	-	66,224	-	115,142
Net Actuarial Liability on December 31 (Note 20)	(3,167,439)	-	(411,866)	-
Payments Made	135,949	-	42,584	-
Revenues (Expenses) Recorded (Note 30)	(139,302)	-	(35,937)	-
Other Equity Valuation Adjustments	(2,432,446)	-	(191,081)	-
Actual Return on Plan Assets	3,482,436	64,169	287	349,393

				Consolidated
				12/31/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,784,522)	(322,494)	(353,870)	(1,036,943)
Fair Value of Plan Assets	13,443,047	531,356	3,090	1,294,039
	(1,341,475)	208,862	(350,780)	257,096
Being:
Superavit	321,317	208,862	-	257,095
Deficit	(1,662,793)	-	(350,780)	-
Value Unrecognized as Asset	321,317	208,862	-	256,197
Net Actuarial Asset on December 31	-	-	-	898
Net Actuarial Liability on December 31 (Note 20)	(1,662,793)	-	(350,780)	-
Payments Made	242,344	-	44,515	231
Revenues (Expenses) Recorded (Note 30)	(226,201)	(62)	(34,044)	(465)
Other Equity Valuation Adjustments	(949,088)	(10,989)	(140,467)	(684)
Actual Return on Plan Assets	(1,454,472)	(36,247)	222	(174,189)

				Consolidated
				12/31/2012
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(18,639,407)	(340,074)	(415,087)	(1,273,782)
Fair Value of Plan Assets	15,768,430	551,391	3,221	1,560,096
	(2,870,977)	211,317	(411,866)	286,314
Being:
Superavit	296,462	211,317	-	286,314
Deficit	(3,167,439)	-	(411,866)	-
Value Unrecognized as Asset	296,462	200,267	-	284,499
Net Actuarial Asset on December 31	-	11,050	-	1,815
Net Actuarial Liability on December 31 (Note 20)	(3,167,439)	-	(411,866)	-
Payments Made	135,949	-	42,584	-
Revenues (Expenses) Recorded (Note 30)	(139,302)	-	(35,937)	-
Other Equity Valuation Adjustments	(2,432,446)	-	(191,081)	-
Actual Return on Plan Assets	3,460,188	64,500	287	349,393

Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:
				Bank
				12/31/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	102,711	(77,254)	(11,095)	(7,831)
Changes in Financial Assumptions	4,154,270	81,663	61,771	266,376
Changes in Demographic Assumptions	-	8,912	-	-
Gain (Loss) Actuarial - Obligation	4,256,981	13,321	50,676	258,545
Return on Investment, Return Unlike Implied Discount Rate	(2,758,047)	(36,994)	(62)	(309,925)
Gain (Loss) Actuarial - Asset	(2,758,047)	(36,994)	(62)	(309,925)

				Consolidated
				12/31/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	104,340	(77,870)	(11,095)	(7,831)
Changes in Financial Assumptions	4,206,018	81,898	61,771	266,376
Changes in Demographic Assumptions	-	9,059	-	-
Gain (Loss) Actuarial - Obligation	4,310,358	13,087	50,676	258,545
Return on Investment, Return Unlike Implied Discount Rate	(2,831,224)	(37,342)	(62)	(309,925)
Gain (Loss) Actuarial - Asset	(2,831,224)	(37,342)	(62)	(309,925)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans			Duration (in years)
Banesprev Plans I				12.66
Banesprev Plans I (Santander Serviços)				8.90
Banesprev Plans I (Santander CCVM)				9.00
Banesprev Plans II				11.86
Banesprev Plans II (Santander Serviços)				10.42
Banesprev Plans II (Santander CCVM)				10.53
Banesprev Plans III				8.66
Banesprev Plans III (Santander CCVM)				9.56
Banesprev Plans III (Santander Serviços)				9.79
Banesprev Plans IV				16.70
Banesprev Plans IV (Santander Serviços)				10.92
Banesprev Plans V				9.42
Banesprev Pré-75				10.17
Sanprev I				7.15
Sanprev II				17.87
Sanprev II (Santander Serviços)				16.50

Sanprev II (Aymoré CFI)				18.68
Sanprev II (Santander Brasil Asset)				19.02
Sanprev II (Santander CCVM)				20.34
Sanprev III (Santander CCVM)				9.64
Bandeprev Básico				10.07
Bandeprev Especial I				7.54
Bandeprev Especial II				7.47
SantanderPrevi				7.63
Meridional				7.27

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsorss in 2013 was R$63,714 (2012 - R$62,975) in the Bank and R$65,916 (2012 - R$65,502) in the Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: For the health care plan "Retirement SantanderPrevi" has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until Dec/2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): It granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans Basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the Basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no inclusion, being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): For Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

				Bank
		12/31/2013		12/31/2012
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,842,701)	(487,957)	(6,543,871)	(489,799)
Fair Value of Plan Assets	4,319,363	138,065	5,341,239	131,793
	(523,338)	(349,892)	(1,202,632)	(358,006)
Being:
Superávit	-	135,470	-	120,758
Deficit	(523,338)	(485,363)	(1,152,892)	(478,764)
Value Unrecognized as Asset	-	135,470	-	120,758
Net Actuarial Asset at December 31	-	-	-	-
Net Actuarial Liability at December 31 (Note 20)	(523,338)	(485,363)	(1,152,892)	(478,764)
Payments Made	46,548	20,701	44,741	69,861
Revenues (Expenses) Recorded	(110,519)	(43,103)	(23,759)	(49,467)
Other Equity Valuation Adjustments	(547,963)	(110,923)	(1,241,487)	(126,726)
Actual Return on Plan Assets	593,539	6,509	1,145,960	12,723

				Consolidated
		12/31/2013		12/31/2012
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,036,220)	(487,957)	(6,543,871)	(489,799)
Fair Value of Plan Assets	4,491,845	138,065	5,341,239	131,793
	(544,375)	(349,892)	(1,202,632)	(358,006)
Being:
Superávit	-	135,470	-	120,758
Deficit	(544,375)	(485,363)	(1,202,631)	(478,764)
Value Unrecognized as Asset	-	135,470	-	120,758
Net Actuarial Asset at December 31	-	-	-	-
Net Actuarial Liability at December 31 (Note 20)	(544,375)	(485,363)	(1,202,631)	(478,764)
Payments Made	47,506	20,701	44,741	69,861
Revenues (Expenses) Recorded	(116,676)	(43,103)	(23,759)	(49,467)
Other Equity Valuation Adjustments	(567,624)	(110,923)	(1,295,051)	(126,726)
Actual Return on Plan Assets	(632,705)	6,509	1,145,960	12,723

Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:

		Bank		Consolidated
		12/31/2013		12/31/2013
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	25,275	(174,911)	12,290	(174,911)
Changes in Financial Assumptions	1,709,194	199,913	1,777,294	199,913
Changes in Demographic Assumptions	7,454	-	44,927	-
Gain (Loss) Actuarial - Obligation	1,741,923	25,002	1,834,511	25,002
Return on Investment, Return Unlike Implied Discount Rate	(1,048,400)	18,397	(1,107,084)	18,397
Gain (Loss) Actuarial - Asset	(1,048,400)	18,397	(1,107,084)	18,397

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans				Duration (in years)
Cabesp				14.03
Cabesp (Santander Serviços)				14.09
Cabesp (Santander CCVM)				13.86
Lei 9656				41.25
Bandepe				15.08
Plasas				13.67
Clínica Grátis				11.92
Diretores Vitalícios				9.93
Circulares (1)				13.76 and 10.89
Seguro de Vida				9.02
(1) The duration 13.76 refers to the plan of Former Employees of Banco ABN Amro and 10.89 to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows:

				Bank/Consolidated
			12/31/2013	12/31/2012
Equity Instruments			2.10%	2.80%
Debt Instruments			96.30%	93.40%
Real Estate			0.20%	0.50%
Others			1.40%	3.30%

d) Actuarial Assumptions Adopted in Calculations

				Bank/Consolidated
		12/31/2013		12/31/2012
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	11.2%	11.3%	8.7%	9.0%
Rate Calculation of Interest Under Assets to the Next Year	11.2%	11.3%	8.7%	9.0%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects:

				sensibility
			(+) 1.0%	(-) 1.0%
Effect on current service cost and interest on the actuarial liabilities			N.D	N.D
Effect on the present value of obligations			724,088	(612,260)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Company and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each unit.

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercising comprises from 30 June 2014 until 30 June 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: It is a stock option plan with 3 years of duration. The period for exercising comprises from 30 June 2016 until 30 June 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (bonus), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units.

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		SOP 2013, PSP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position			% of Shares Exercisable
1°		100%	50%	100%
2°		75%	35%	75%
3°		50%	25%	50%
4°		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

	PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binominal	Binominal	Binominal	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		2 Years	2 Years	2.72 Years
Average Exercise Time		5 Years	5 Years	3.72 Years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value for Shares		R$5,96	R$6,45	R$7,19

The average value of shares SANB11 on the year ended December 31, 2013 is R$14.07 (12/31/2012 - R$14.93).

In 2013, daily pro-rata expenses in the amounting of R$42,976 (2012 - R$49,485) Bank and R$43,404 (2012 - R$49,914) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and expenses of R$5,169 (2012 - R$6,110) Bank and R$5,390 (2012 - R$6,479) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Also recorded in the period a gain with the oscillation of the shares's market value of the PSP Plan in the amount of R$318 Bank and R$363 in the Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of	Exercise	Concession	Employees	Commencement	of Exercise
	Shares	Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2011	29,666,500
Cancelled Options (PI12 - PSP)	(698,103)		2010	Executives	02/03/2010	06/30/2012
Exercised Options (PI12 - PSP)	(486,852)		2010	Executives	02/03/2010	06/30/2012
Cancelled Options (PI12 - SOP)	(7,759,571)	23.50	2010	Executives	02/03/2010	06/30/2014
Cancelled Options (PI13 - PSP)	(72,209)		2011	Executives	02/03/2010	06/30/2013
Granted Options (PI14 - PSP)	1,910,000		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (PI14 - PSP)	(106,226)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(2,393,163)	14.31	2011	Executives	10/26/2011	12/31/2013
Granted Options (SOP 2014)	5,855,000	14.31	2011	Executives	10/26/2011	12/31/2013
Balance Plans on 31/dec/2012	25,915,376
Cancelled Options (PI13 - PSP)	(971,238)		2011	Executives	02/03/2010	06/30/2013
Exercised Options (PI13 - PSP)	(324,760)		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (PI14 - PSP)	(86,465)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(2,352,431)	14.31	2011	Executives	10/26/2011	12/31/2013
Granted Options (SOP 2013)	12,240,000	14.43	2013	Executives	05/02/2013	12/31/2015
Granted Options (PSP 2013)	2,456,000		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (SOP 2013)	(1,197,255)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (SOP 2013)	(24,997)		2013	Executives	08/13/2013	06/30/2016
Balance Plans on 31/dec/2013	35,654,230
Plans - SOP	4,903,767	23.50	2010	Executives	02/03/2010	06/30/2014
Pl14 - PSP	1,717,309		2012	Executives	05/29/2012	06/30/2014
SOP 2014	15,559,406	14.31	2011	Executives	10/26/2011	06/30/2016
SOP 2013	11,042,745	14.43	2013	Executives	05/02/2013	06/30/2016
PSP 2013	2,431,003		2013	Executives	08/13/2013	06/30/2016
Total	35,654,230

f.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12/PI13 and PI14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of shares relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Shares	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Executives	06/19/2009	07/31/2012
Cancelled Options (PI12)	(403,907)	2009	Executives	06/19/2009	07/31/2012
Cancelled Options (PI14)	(59,373)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/dec/2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Executives	07/01/2010	07/31/2013
Cancelled Options (PI13)	(676,228)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/dec/2013	379,685
Plan I14	379,685	2011	Executives	07/01/2011	07/31/2014
Total	379,685

In 2013, pro-rata expenses were registered in the amount of R$3,144 (2012 - R$5,110) Bank and R$3,215 (2012 - R$5,215) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program. Expenses related to the plans are recognized in contrast to other liabilities, because they are settled in cash.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Share-Based Bonus

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE Extraordinary General Meeting of June 3, 2013.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares.On the year ended on December 31, 2013, there were recorded expensive amounting R$9,763 (2012- R$15,942) in the Bank and R$11,317 (2012- R$16,972) in the Consolidated.

b) Collective Unsupervised - Statutory Directors - not part of the Statutory Director's Collective Supervised ", the amount deferred will be paid 100% in cash, linked to the future performance of Units "SANB11". On the year ended on December 31, 2013, there were recorded expenses of R$67,771(2012 - R$47,551) in the Bank and R$68,705 (2012 - in the R$47,492) in the Consolidated, regarding the provision of the plan and was recorded loss with the oscillation of the share market value of the plan in the amount of R$1,748 in the Bank and R$1,781 in the Consolidated as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% in cash, indexed 110% to 120% of CDI. On the year ended on December 31, 2013, there were credits of R$1,118 (2012 - R$881) in the Bank and R$1,193 (2012 - R$895) at Consolidated.

34. Risk Management Structure

Banco Santander in Brazil follows the model of the Santander Group, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Santander Group is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the bank. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from failures or inadequacies in internal processes, people and systems or those come from external events.Banco Santander's Operational Risk Control and Management aim: internal controls environment efficiency, the prevention, mitigation and reduction of the losses and events from operational risk and also the maintenance of the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk,policies,implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council;

- Involvement of Senior Management in decision-making;

- Consensus for decision making on credit operations between the areas of Risk and Business.

- Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management; and

- Definition of policies and procedures, which constitute the basic Corporate Risk Policy, which governs the activities and processes of risk.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors, products or geographic regions;

- Maintenance Reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the level of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other levels of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between two segments: individualized customers and standardized.

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk levels; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure, meeting the requirements of the Central Bank and to maximize value creation to the stockholders.

From an economic view, in accordance to Internal Capital Adequacy Assessment Process (Pillar II of the Basel Capital Accord), the Bank uses a measurement model of economic capital in order to get a more precise risk management and allocation of capital to various units of Santander Conglomerate, wich allows a performance assessment, considering the solvency levels agreed by Banco Santander Spain.

In order to properly manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Forecasts of economic and regulatory capital are made based on financial forecasts (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios. These forecasts are used by the Bank as a reference to the contingency plan (securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments, etc.) required to achieve its capital targets.

a) Rating Models

The Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain levels in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The Bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander Conglomerate policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic level is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "special surveillance firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2.682/1999, 2.697/2000 and Bacen 2.899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank (BACEN). Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

g) Credit Recovery

The Executive Board Recovery works in the collection and recovery of loans in the Bank's Wholesale and Retail segments and reports directly to the Executive Risk. Strategies and channels of operation are defined according to the days in arrears and the arrears, resulting in a map of Liability. In the first days of defaut adopt a more intensified recovery model, with specific strategies, with closer internal monitoring. Call centers, including the protection agencies credit, collection of letters by the banking agency and are used during this stage, in order to recover customers. In larger delay and expressive values tracks, also in the Wholesale segment, come into specialized internal teams in restructuring and recovery of loans with direct management of default customers share. Lower values or even more severe delays have made the recovery efforts through outsourced administrative or judicial, according to internal criteria, which are paid according to the successful recovery of overdue amounts.

Statistical tools are used, as the behavior score, to study the behavior of clients and strategize more assertive recovery. These models seek to measure the probability of becoming defaulted customersadjusting collection efforts, aimed at business recovery and cost reduction, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies. Daily contact by Call Center, inclusion in protection to credit department, sending collection letters, and contacts through a network of agency bank are tools used for credit recovery. Internal teams specialized in restructuring and debt recovery work directly with defaulting customers with overdue more than 60 days with higher values. We use outside agencies and attorneys to charge high-risk customers. These agencies receive a success fee for any amounts recovered.

h) Environmental Risk

Environmental risk policy has been practiced for the Wholesale Bank that, in addition to lending, provides analysis of environmental issues in accepting clients. The environmental risk area analyzes the environmental management of the checking account items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Chemical Engineering and Engineering Health and Safety monitors the environmental practices of customers, while our financial analysts assess the damage that unfavorable environmental conditions may cause the financial condition and the guarantees offered by the client, among other effects. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates normally have a more efficient and therefore more likely to honor their commitments and generate good business.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

35. Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate.

a) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds. This operation generated a gain to Banco Santander of R$2,008 million before taxes.

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

b) Segregation of Equity Investments of the Investments in Companies that Provide Services Complementary to those Provided by Financial Institutions

In order to segregate the equity investments in entities that provide complementary services to the financial services conglomerate, were made the following acts:

• Partial spin-off of Santander Participações, based version of the spun-off assets to Santander Serviços (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371,000, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain, investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively.

• Acquisition by Santander Serviços shares of the company Tecban held by Santusa as sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

c) Incorporation of Santander Consórcios by Santander Brasil Consórcio

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The incorporation will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

d) Other Corporate Movements

We also performed the following corporate actions:

• Constitution of the “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of credits from lending operations, financing and leasing.

• Opening capital of CFI RCI Brasil in the category “B”, pursuant to the extraordinary shareholders meeting held on August 30, 2012, whose record was obtained with the CVM on November 27, 2012.

• Incorporation of all shares issued of RCI Brasil Leasing by CFI RCI Brasil on May 31, 2012, so that RCI Brasil Leasing became a wholly-owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen.

• Partial spin-off of CRV DTVM with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen.

• Acquisition on January 21, 2013 by Webmotos S.A., 100% of the share capital of Idéia Produções e Design Ltda- ME.

• Partial spin-off of Webmotors S.A., dated 30th April 2013, with a capital reduction of Webmotors and the formation of a new company, Webcasas S.A.

• Was celebrated on June 21, 2013 an agreement with the objective of Carsales participation in Webmotors S.A.’ capital (Transaction), a company indirectly controlled by Banco Santander, for R$180 million. The Transaction will be implemented through the acquisition by the Carsales of new shares of Webmotors S.A.’ capital, representing 30% of all capital. This transaction generated a gain in Santander Serviços amounting R$119,961 related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

• Capital reduction of Santander Leasing, in 04th January 2013, in the amount of R$5 Billions without any change to the common shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A., by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

36. Subsequent Events

Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submited a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). According to the Notices to the Market published on January 7, 2014 were entitled the Equity Distributions all holders of Units or shares of the Bank on January 14, 2014, include, and the Bank's shares and Units will be traded ex-rights to the Equity Distributions as from January 15, 2014. Payment to shareholders occurred on January 29, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dolars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,345,291, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,345,291, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014

The Notes have the following main characteristics in common: ( a) unitary value of, at least, US$150 and integral multiples of US$1.00 at that exceeds this minimum value , ( b ) The Notes may be redeemed or repurchased by Banco Santander (1) after the 5th anniversary from the date of issue of the Notes , the Bank at its own initiative or due to change in tax laws applicable to the Notes , or (2) at any time , because of the occurrence of certain regulatory events ; ( c ) the credits from the Notes may be granted as paid in capital increase of the Bank with the subsequent issuance of ordinary and preferred shares issued by the Bank , to the extent necessary to compose Units, if certain regulatory events defined in CMN Resolution 4.192/13 are verified , in which case the Bank will promote an increase in share capital , subject to the preemptive rights to all shareholders to subscribe for new ordinary and preferred shares.

Banco Santander will request for Bacen's approval for the Notes compose the Tier I and Tier II regulatory capital.

Bonus and Gruping of Shares

It is estimated that the last step of the PR Optimization Plan - the bonus shares and adjust the composition of the Units and reverse shares split - should be brought to the ordinary general meeting in the first quarter of 2014.

(1) Related to U.S. Record Date, the date of payment or any other further information may be obtained through the website:www.adr.com.
(2) Translated for rate as reported by Bacen at January 27, 2014 for reais into dollars of R$2,4044 to U.S $1.00.

37. Other Information

a) Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$32,342,669 (12/31/2012 - R$28,571,861) at the Bank and R$31,569,611 (12/31/2012 - R$28,571,861) at the consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$4,404,165(1) (12/31/2012 - R$113,854,284), and the total amount of investment funds and assets managed is R$123,936,088 (12/31/2012 - R$124,854,441) recorded as off balance accounts.

(1) The reduction compared to December 31, 2012 is due to the sales operations management investment funds and managed portfolios mentioned in Note 35.a.

c) In Bank and Consolidated, the insurance contracted by Banco Santander effective as of December 31, 2013 and 2012 with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,300,039 and in bankers’ blanket insurance, an insurance was contracted with coverage amount of R$224,752, and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

		Bank/Consolidated
	Income	Assets	Income
	(Expenses)	(Liabilities)	(Expenses)
	01/01 to		01/01 to
	12/31/2013	12/31/2012	12/31/2012
Restricted Operations on Assets
Lending Operations	406	7,126	1,273
Liabilities - Restricted Operations on Assets
Deposits	(402)	(7,126)	(1,327)
Net Income	4		(54)

e) Obligation offset and settlement agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2013 is R$2,638,941, of which R$687,726 up to 1 year, R$1,627,811 from 1 year to up to 5 years and R$323,404 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$2,239 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$714,195(2012 - R$620,542).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

****

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended December 31, 2013, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on December 31, 2013:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho
Pedro Paulo Longuini

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Maria Eugênia Andrade Lopez Santos
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa
Wilson Luiz Matar

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended December 31, 2013, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on December 31, 2013:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho
Pedro Paulo Longuini

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Maria Eugênia Andrade Lopez Santos
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa
Wilson Luiz Matar

Summary of the Audit Committee Report

Santander Financial and Non-Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A., the Group´s lead entity, and acts as a single Audit Committee for all institutions and insurance companies belonging to the Group, including the capitalization entity.

According to its Internal Rules, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of the quality of the financial statements, compliance with rules and legislation, effectiveness and independence of the work performed by the internal and independent auditors, and internal control system effectiveness and operational risk management. The Audit Committee also recommends corrections or improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary. The assessments of the Audit Committee are based primarily on information received from Executive Officers, internal and independent auditors and the areas responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee is composed of four independent members, appointed at the Board of Directors´ Meetings held on March 18, 2013 and April 26, 2013. One of the members is also a member of the Board of Directors of Banco Santander (Brasil).

The Audit Committee acts through meetings and proceeds analysis of documents and information submitted to it, as well as it takes measures regarding other necessary issues. It held, formally, sixty seven meetings in the second half of 2013 and in January of 2014 for conducting its duties. The Audit Committee´s meeting minutes, and attachments, are sent to the Board of Directors.

The Audit Committee held a meeting with the Board of Directors on July 29, 2013, and on January 29, 2014. In compliance with the Policy for Related-Party Transactions, the Audit Committee analyzed and recommended to the the Board of Directors the approval of the sale of the totality of the shares of Santander Brasil Asset Management DTVM S.A., legal entity controlled by Banco Santander (Brasil) S.A., concluded at the end of the second half of 2013. Furthermore, it analyzed and recommended to the Board of Directors the approval of the issuance of capital agreements to compose the level I and level II of the reference property of Banco Santander, in the background of the optimizing plan of the capital structure of the company, as disclosed to the market through material fact of September 26, 2013.

In addition, the Coordinator participates as a member of Risk Committee of the Board of Directors and as a hearing body in Executive Committees, including Operational Risks, Compliance and Internal Controls and Products. The Audit Committee also monitors the results of inspections and recommendations made by regulatory and self-regulating bodies and the respective action plans for solving the issues. In this semester, the Audit Committee held specific meetings with the representatives of the Central Bank of Brazil (Bacen).

Regarding the Audit Committee’s roles and responsibilities:

Financial Statements

BrGaap - The Audit Committee proceeded with the analysis of the financial statements of the companies comprising Santander Economic and Financial Group, confirming their quality. In this respect, the Committee followed up on the second half of 2013 closing and the exercise of 2013, prior to disclosures, and met with the independent auditors and the professionals responsible for the accounting and preparation of the financial statements.

IFRS - As part of its duties, the Audit Committee also will analyze the financial statements prepared in accordance with the International Financial Reporting Standards (IFRS), to comply with the rules applicable to the companies registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (Nyse). Santander will disclose on march 31, 2014 the consolidated financial statements under IFRS to comply with Resolution 3786/2009 of the National Monetary Council (CMN).

Internal Control and Operational Risk Management

The Audit Committee received material and held meetings with the Operational Risk Executive Officer and with the Internal Control and Capital Officer, primarily responsible for managing, implementing and promoting internal control and risk management awareness and methodology. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risk area. These analysis were conducted in conformity with Resolutions CMN 2554/1998 and 3380/2006, Sarbanes Oxley Act- SOX and Circular 249/2004 of the Superintendency of Private Insurance (Susep), which is for the reason of Santander Capitalização S.A., all related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses.

Internal Audit

Concerning the internal audit work, the Audit Committee held five meetings during the second half of 2013 and January of 2014, and met, in several other occasions, by having Internal Audit professionals attending other Audit Committee meetings. At the meetings, the Audit Committee reviewed the planning and work plan for 2013, and monitored the work performed, reports issued, findings and recommendations, with special attention to the implementation of those addressed to areas that controls are considered insufficient or that need improvements.

Independent Audit

The independent auditors are responsible for planning, performing the audit and issuing a report and quarterly special reviews reports of the individual and consolidated financial statements of the Group. As a result of its work, the independent auditors issue recommendation reports regarding the internal control system and the noncompliance with rules and legislation, according to Bacen Circular 3467/09 and Sarbanes Oxley Act- SOX. With respect to the work performed by the independent audit firm, Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), the Audit Committee formally held ten meetings, in the second half of 2013 and in January of 2014. The main discussions at the meetings involved the financial statements of the second half of 2013, accounting practices, deficiencies, and comments and recommendations raised in the internal control reports, as well as the findings from the performance evaluation carried out by the Audit Committee. The Audit Committee analyzed and recommended to the Board of Directors the approval of Deloitte´s proposal for rendering services regarding the audit of the financial statements of 2013. Besides, it analyzed the services proposals presented by Deloitte, to perform services other than auditing the financial statements, in order to verify the inexistence of conflicts of interest or loss of independence.

The Audit Committee also held a meeting with the Independent Auditor Officer to present the analyses of the performance of the Independent Audit, made by the Audit Committee, pursuant to the current law.

Ombudsman

In view of CMN Resolution 3849/2010, which regulates the Ombudsman function for institutions, the work performed on the exercise of 2013, was presented and discussed by the Audit Committee. The Ombudsman Report required by the Brazilian Central Bank (Bacen) will be reviewed in a meeting scheduled for February, 2014.

Other Activities

Besides the activities above described, as part of the work inherent in its duties, the Audit Committee met with management and several areas of Santander, for additional analysis, especially: (i) with Operational Risk Executives about the security process in the attendant channels; (ii) with Operations and Services Executive for acquaintance of the work related to the customers database update and quality improvement; (iii) with Legal Executives for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entry, especially those for the main disputes; (iv) with Compliance Executive about the Market Trading Code, to control of related-party transactions and money laundering prevention issues; (v) with Finance executives, about the status for implementing Basel requirements, Investor Relations and management procedures of ratio, interest, exchange and capital; and (vi) with Credit and Risk Executives for an update on the valuation, monitoring and loss provision criterion pursuant to credit risk management.

During the period, the members of the Audit Committee also attended trainings on normative acts of the interest and with impact to the Conglomerate.

Conclusion

As a result of our work and assessments performed, and taking into consideration the context and scope of its duties, the Audit Committee concluded that the work developed is effective and provides transparency and quality to Santander Economic and Financial Group’s financial statements and recommends its approval by the Board of Directors of Banco Santander (Brasil) S.A.

Audit Committee
São Paulo, January 29, 2014
Celso Clemente Giacometti
Elídie Palma Bifano
René Luiz Grande - Coordinator
Taiki Hirashima – Financial Expert

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 30, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Office

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer